

News Corporation

Annual Report 2007

Creating and distributing
top-quality news, sports
and entertainment around


the world.


MAIL PROCESSING
RECEIVED
2007
WASH. D.C.
160
SECTION



News Corporation As of June 30, 2007

Filmed Entertainment
United States
Fox Filmed Entertainment
- Twentieth Century Fox Film Corporation
- Fox 2000 Pictures
- Fox Searchlight Pictures
- Fox Atomic
- Fox Music
- Twentieth Century Fox Home Entertainment
- Twentieth Century Fox Licensing and Merchandising
- Blue Sky Studios
- Twentieth Century Fox Television
- Fox Television Studios
- Twentieth Television
- Regency Television 50%

Asia
Balaji Telefilms 26%

Latin America
Canal Fox

Television
United States
FOX Broadcasting Company
MyNetworkTV
Fox Television Stations

WNYW	New York, NY
WWOR	New York, NY
KTTV	Los Angeles, CA
KCOP	Los Angeles, CA
WFLD	Chicago, IL
WPWR	Chicago, IL
WTXF	Philadelphia, PA
KDFW	Dallas, TX
KDFI	Dallas, TX
WFXT	Boston, MA
WTTG	Washington, DC
WDCA	Washington, DC
WAGA	Atlanta, GA
WJBK	Detroit, MI
KRIV	Houston, TX
KTXH	Houston, TX
KMSP	Minneapolis, MN
WFTC	Minneapolis, MN
WTVT	Tampa Bay, FL
KSAZ	Phoenix, AZ
KUTP	Phoenix, AZ
WJW	Cleveland, OH
KDVR	Denver, CO
WRBW	Orlando, FL
WOFL	Orlando, FL
KTVI	St. Louis, MO
WDAF	Kansas City, MO
WITI	Milwaukee, WI
KSTU	Salt Lake City, UT
WBRC	Birmingham, AL
WHBQ	Memphis, TN
WGHP	Greensboro, NC
KTBC	Austin, TX
WUTB	Baltimore, MD
WOGX	Gainesville, FL

Asia
STAR
STAR PLUS
STAR ONE
STAR CHINESE CHANNEL
STAR WORLD
STAR UTSAV
VIJAY
XING KONG
STAR CHINESE MOVIES
STAR MOVIES
STAR GOLD
STAR NEWS 26%
STAR ANANDA 26%
STAR MAJHA 26%
CHANNEL [V]
CHANNEL [V] THAILAND 50%
ESPN STAR SPORTS 50%
PHOENIX SATELLITE TELEVISION 18%
ANTV 20%

Latin America
Cine Canal 33%
Telecine 13%

Australia and New Zealand
Premium Movie Partnership 20%

Cable Network Programming
United States
FOX News Channel
Fox Cable Networks
- FX
- Fox Movie Channel
- Fox Regional Sports Networks (15 owned and operated) (a)
- Fox Soccer Channel
- SPEED
- FSN
- Fox Reality
- Fox College Sports
- Fox International Channels
- Big Ten Network 49%
- Fox Sports Net Bay Area 40%
- Fox Pan American Sports 38%
- National Geographic Channel – International 75%
- National Geographic Channel – Domestic 67%
- National Geographic Channel – Latin America 67%
- National Geographic Channel – Europe 25%
- STATS, LLC 50%

Australia
Premier Media Group 50%

Direct Broadcast Satellite Television
Europe
SKY Italia
- Sky Sport
- Sky Calcio
- Sky Cinema
- Sky TG 24



British Sky Broadcasting 39%
- Sky News
- Sky Sports
- Sky Travel
- Sky One
- Sky Movies

United States
The DIRECTV Group 39%
Asia
TATA SKY 20%

Newspapers
United States
New York Post
Community Newspaper Group
United Kingdom
The Times
The Sunday Times
The Sun
News of the World
thelondonpaper
love it!
Australia
Approximately 145 national, metropolitan, suburban, regional and Sunday titles, including the following:
- The Australian
- The Weekend Australian
- The Daily Telegraph
- The Sunday Telegraph
- Herald Sun
- Sunday Herald Sun
- The Courier-Mail
- Sunday Mail (Brisbane)
- The Advertiser
- Sunday Mail (Adelaide)
- The Mercury
- mX
- Sunday Tasmanian
- The Sunday Times
- Northern Territory News
- Sunday Territorian
- Insideout
- donna hay
- Vogue Australia
- GQ Australia
- Alpha

Fiji
The Fiji Times
Sunday Times
Papua New Guinea
Post-Courier 63%

Magazines and Inserts
United States and Canada
News America Marketing
- In-Store
- FSI (SmartSource Magazine)
- SmartSource iGroup
- News Marketing Canada

The Weekly Standard
Gemstar-TV Guide International 41%

Book Publishing
United States, Canada, Europe, New Zealand and Australia
HarperCollins Publishers

Other
United States
Fox Mobile Entertainment
Fox Interactive Media
- MySpace
- IGN Entertainment
- RottenTomatoes
- AskMen
- FoxSports.com
- Scout
- WhatIfSports
- kSolo
- Flektor
- Fox.com
- AmericanIdol.com

Jamba 51%
Europe
NDS 73%
Broadsystem Ventures
Convoys Group
London Property News
News Outdoor Group
News Corp Europe
- News Outdoor Group
- NCE Television Group
- Multimedia Holdings 50%

milkround.com
Propertyfinder.com 58%
Australia and New Zealand
FOXTEL 25%
Sky Network Television Limited 44%
National Rugby League 50%
News Digital Media
Rugby Union
realestate.com.au 58%
Asia
Hathway Cable and Datacom 22%
China Network Systems
- Various

(a) Fox Regional Sports Networks are all 100% owned, except for FSN South and SportSouth, which are each 93% owned.

The words "expect," "estimate," "anticipate," "predict," "believe" and similar expressions and variations thereof are intended to identify forward-looking statements. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of News Corporation, its Directors or its Officers with respect to, among other things, trends affecting the group's financial condition or results of operations. Readers of this document are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. The Company does not ordinarily make projections of its future operating results and undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Chief Executive Officer's Letter

Amidst a string of successful years for News Corporation, 2007 stands out. Once again, we achieved double digit growth company-wide, and in nearly every segment. Established businesses and developing assets alike turned in strong performances, generating momentum across the Company. Operating income rose to yet another record – $4.45 billion, up 15 percent – on revenues of $28.7 billion, a 13 percent gain. Income from continuing operations grew by 22 percent to $3.4 billion, or $1.08 per share.

This was our Company's fourth consecutive year of record results: revenues up 13 percent a year on average; operating income growth averaging 17 percent; and average earnings per share up 37 percent. This is a performance that few – if any – of our competitors can match over the same period.

Yet impressive as the numbers are, what set this year apart were the strategic moves we made to better position our Company for the future. We amicably reached an agreement with Liberty Media that, when completed, will result in the largest-ever single buyback of News Corp. shares; we announced a review of strategic options for several non-core assets; and after the fiscal year-end announced one of our most important strategic acquisitions of the past twenty years – the agreement to purchase Dow Jones & Company. When completed, these moves will give us the financial and operational flexibility to seize opportunities as they arise.

Our Company follows a clear strategy. We provide a compelling combination of information and entertainment for the largest audience around the globe. Few media companies can claim to match our breadth of offerings, or our global reach. And when we add Dow Jones to our stable of other news and information businesses, our leadership will be even more pronounced.

In providing this content, we maintain what we believe is the ideal mixture of established, developing, and new businesses with significant potential. This balance serves an important purpose: it guarantees that we always have at least one generation of assets that can be considered our growth assets.



Rupert Murdoch
Chairman and
Chief Executive Officer

Our established properties – assets like our newspapers, film studios and broadcast television properties – maintain valuable brands and loyal audiences, while remaining the foundation upon which we develop and expand all our activities, as well as generating reliable cash flows to fund our new businesses. The businesses that I call our developing operations are already delivering profits but still have room for stronger growth as they continue to further penetrate new markets. Our third-generation assets – our newest businesses – are just starting their growth cycles and are poised to become the Company's future growth drivers.

This "virtuous cycle" has served us well. We have consistently broadened our offerings, from newspapers to feature film to free television to cable channels to books to pay-television to many Internet offerings. And we have expanded our reach, from Australia to the U.K., then to the U.S. to Continental Europe and to East and South Asia.

One of last year's best examples of this formula at work was our Cable Network Programming, a segment containing established, developing and new channels. Nearly every asset in this segment contributed more than its fair share to the bottom line. Among our established channels, the FOX News Channel showed strong growth during the year. The ongoing renegotiations of the Channel's affiliate deals, coupled with strong advertising sales, drove record operating income and revenue growth. FX, another of our established channels, remained a leader in basic cable entertainment, producing double digit operating income and revenue growth. The regional sports networks, SPEED and National Geographic, also grew briskly during the year. One particular stand-out was our Fox International Channels, a relatively unheralded part of our cable group that nonetheless saw its profits grow strongly this year as it expanded its channel audience to a larger global audience. We will launch the FOX Business Network (FBN) this October. FBN has already signed deals with three of the nation's largest cable operators, providing the channel on day one with more than 30 million subscribers – the largest launch of any cable channel in history. We are confident that FBN, under the leadership of Roger Ailes and his talented team, will be successful.

Over the past two years, we have begun to transform our Company from a traditional media giant into a digital juggernaut. I'm pleased to say we made substantial progress toward achieving that goal last fiscal year. Today our Internet portfolio reaches more


myspace.com.
a place for friends

than 160 million people globally. MySpace, our most popular site, now ranks first in the U.S. in total page views and is among the top five worldwide in unique visitors. And we are extending this success abroad, with sister sites in 17 other countries.

During the past fiscal year, MySpace turned profitable for the first time. We improved the site's infrastructure, broadened its offerings, and made a number of small acquisitions through FIM to better enable us to monetize its enormous traffic. This year, we should see the benefits of these improvements in the form of increased revenues and profits.

Two of FIM's key strategic acquisitions underscore News Corporation's commitment to transforming the media landscape. Photobucket, which commands more than 30 percent of the photo website market, is a perfect fit with MySpace, many of whose millions of users host their pictures on the popular site. Strategic Data Corp. will help us monetize our massive traffic across all FIM sites. Through SDC's proprietary technology, we are able to target ad delivery based on the massive amounts of data our audience provides through their profiles, comments, media, and more. While last year's deal with Google locked in the best text-based search advertising, SDC's technology represents the first time any website will have the technical ability to truly "hyper target" a brand message directly to a consumer.

Furthermore, we announced, along with our partner NBC/Universal, the creation of the world's premier professionally produced video website. When launched, it will make available thousands of hours of premium video content from a dozen networks and two film studios. With a blue-chip lineup of distribution partners, the site at launch will reach 96 percent of all monthly U.S. Internet users. With the click of a mouse, consumers will now have instant access to the largest library of content ever assembled.

Among our established businesses, our Filmed Entertainment segment posted its fourth straight year of record revenues and profits. What clearly distinguishes our film studio from the rest of Hollywood is the stability of our senior management team, their consistent good judgment in choosing films to make, and the business model they have faithfully followed that keeps costs relatively low while minimizing risk. This past fiscal year, the segment posted record operating income of $1.2 billion, an increase of 12 percent.

We are still very early in fiscal 2008, but not too early to claim that we should have another very solid year in film, based largely on the success of our key summer films: *Fantastic Four: Rise of the Silver Surfer, Live Free or Die Hard,* and *The Simpsons Movie,* each of which are critical and financial successes. Meanwhile, Twentieth Century Fox



TV remains one of Hollywood's most successful television producers, with hit shows airing not only on the FOX network (such as *24* and *The Simpsons*) but also on rivals like CBS (*Shark*), NBC (*My Name Is Earl*) and ABC (*Boston Legal*).

At the Television segment, the FOX Broadcasting Company was for the third year in a row the most watched network among the coveted 18-49 demographic. *American Idol* remained the most popular show on U.S. television, and hits like *24* and *House* continued to draw huge audiences. Unfortunately, results for the Television segment as a whole were mixed. MyNetworkTV, launched last fall in part as replacement programming for those stations that had been airing the now defunct UPN Network, garnered ratings far below expectations. We have since reworked the lineup for the network, placing more emphasis on movies and reality shows, and lowering production costs. At our Asian television operations, we experienced a slowing of the strong growth recorded in previous years. We are keeping a strong focus on our businesses at STAR and expect operating momentum to return in late fiscal 2008.

Today our Internet portfolio reaches more than 160 million people globally

SKY Italia achieved significant operating profit growth. This business is now a major growth driver.

BSkyB, of which our Company owns 39 percent, added some 400,000 net subscribers, and also two new services: residential broadband and telephony, each of which has already attracted customers in the hundreds of thousands. The substantial costs of bringing these services to market largely account for the decreased rates of income and profit growth, but the business continues to thrive in a very competitive market.

Our print businesses, led by our world-famous newspapers, continued to provide reliable cash flows. Our own newspapers remain one of the bright spots in an otherwise troubled industry. While I share the concerns of those who fret about the future of newspapers, I have never shared their sense of gloom. We recognize the necessity in these times above all to ensure that our newspapers remain market leaders – and ours most assuredly are. Investments in new color printing plants in the U.K. are paying off, lowering costs, increasing the quality of the product and offering new options for advertisers.

As the digital revolution accelerates, newspapers should be seen as simply one delivery method for news organizations. Properly executed, great news brands will expand, not contract.

In our Magazines and Inserts segment, News America Marketing had another successful year as North America's largest in-store consumer advertising and promotion network. News America Marketing delivered brand messages to more than 200 million shoppers each week last year.

Meanwhile, in Book Publishing, HarperCollins published many fine books but had a relatively flat year for profits, with operating income slightly down from the previous year.

We achieved significant strategic milestones in fiscal 2007. We agreed to exchange Liberty Media's 16.3 percent stake in News Corporation for our stake in DIRECTV, three regional sports networks, and approximately $588 million in cash. When this transaction is completed, which should be later this calendar year, we will have locked in a tax free gain of roughly 50 percent generated since we acquired our DIRECTV stake in December 2004, as well as effectively buying back approximately 16.3 percent of our own stock.

We also completed the sale of our stake in SKY Brasil for $302 million and a part of our investment in Phoenix Satellite Television Holdings for $164 million, adding cash to our balance sheet. In addition, we decided to sell nine of our smaller local TV stations and announced that we would explore strategic alternatives for our holdings in News Outdoor and support Gemstar's decision to look at its own strategic alternatives.

There has been an understandable focus on our planned acquisition of *The Wall Street Journal*, the world's pre-eminent business newspaper, but Dow Jones has a plethora of prestigious brands and a range of content that will provide us with a remarkable opportunity to take advantage of the two most profound social and economic trends of our age, globalization and digitization. We are at a moment in history when there is a confluence of content and of digital delivery and of increasingly sophisticated micropayment systems, meaning that the value of analysis and intelligence to a business user can be far more accurately reflected in the price of that content – that trend is as true for a businesswoman in Bangalore as it is for an investor in Idaho.


SKY
SKY
SKY

The relative success of WSJ.com in attracting paying customers is evidence that business readers will purchase need-to-know information, but how much more influential will Dow Jones content become, for example, if it is linked directly to our television networks in India, Europe and elsewhere in the world? The partnership permutations within our Company are limited only by our ambition and creativity, with each medium able to drive traffic to other platforms and bring content of the highest quality to ever larger audiences.

Even as we enjoyed financial success last fiscal year, we did not forget that we also have great responsibilities to the communities we serve. In May, News Corporation announced one of our boldest moves ever when we launched our industry-leading Global Energy Initiative. Our aim is to engage our audiences on the issue of climate change, and to transform the way our Company uses energy. We will get our own house in order by making our Company carbon neutral by 2010: reducing the amount of energy we use, using renewable resources and energy wherever possible. By reducing our energy use – in workplaces, in the production of our content, and in the packing material for our products, for instance – we will spend less and make our contribution to help protect the climate.

We have never made the mistake of celebrating present success at the exper of future performance

To News Corporation's 53,000 employees, I close by saying thank you for your hard work and relentless spirit of innovation. We are where we are today – atop the world as one of the fastest growing, most exciting, and most successful media companies – because of your efforts. And to our stockholders, I thank you for your support.

We have never made the mistake of celebrating present success at the expense of future performance. We remain in relentless pursuit of new markets, innovations and ideas to fuel our growth this year and beyond.





▲ Shortly before the end of fiscal 2007, Twentieth Century Fox Film released two blockbusters, *Fantastic 4: Rise of the Silver Surfer* and *Live Free or Die Hard*. Both movies quickly became two of the top-grossing summer movies.

▲ *Night at the Museum* opened in the number one slot over the competitive Christmas weekend, eventually grossing more than $570 million in worldwide box office.



Filmed Entertainment

News Corporation's Filmed Entertainment segment encompasses both motion picture and television series production. It includes the legendary Twentieth Century Fox Film studio, the industry-leading Twentieth Century Fox Television, and our successful home entertainment division that creates and distributes DVDs based upon the vast Fox movie and television libraries.

Fox Filmed Entertainment Group's movies achieved critical acclaim, including 12 Academy Award nominations and three wins, and exceptional box office performance in fiscal 2007.

What: *Borat: Cultural Learnings of America for Make Benefit Glorious Nation of Kazakhstan*

Where: Theaters worldwide, as well as DVD sales and rentals

When: Opened November 3, 2006 in the U.S.

How: By enthralling and appalling audiences, perhaps in equal parts, and in the process creating one of the funniest movies in years

Who: Adults only



Another critical favorite, the low-budget ensemble comedy *Little Miss Sunshine*, achieved $100 million in worldwide box office and won two Oscars, including Best Actor in a Supporting Role for Alan Arkin.

Forest Whitaker's portrayal of Ugandan dictator Idi Amin in *Last King of Scotland* won an Oscar for Best Actor in a Leading Role, while *Notes on a Scandal* earned four Oscar and three Golden Globe nominations.



KIEFER SUTHE
24
SEASON 5
BEN STILLER
NIGHT AT THE MUSEUM
BORAT
THE SHIELD
WIDESCREEN EDITION

Twentieth Century Fox Television

- Twentieth Century Fox Television (TCFTV) scored several Emmy Awards this past year, with wins for popular thriller *24*, including Outstanding Drama Series, Outstanding Lead Actor in a Drama for Kiefer Sutherland and Outstanding Directing for a Drama Series for Jon Cassar.

- TCFTV produced other hit series, including *Bones* and *Prison Break* for the FOX network; *My Name Is Earl* for NBC; *Boston Legal* for ABC; and *Shark* for CBS.

- TCFTV remains the undisputed leader in prime time animation, with blockbuster properties *The Simpsons, Family Guy, King of the Hill* and *American Dad* consistently winning their time slots on FOX in young adult demographics and fueling significant home entertainment, licensing and merchandising extensions.

Twentieth Century Fox Home Entertainment

- Twentieth Century Fox Home Entertainment (TCFHE) continued to lead the industry in innovative marketing and partnerships with retailers. TCFHE partnered with the world's biggest retailer, Wal-Mart, to track and reduce the amount of energy used in the production, manufacture and distribution of DVDs.

- Twentieth Century Fox Home Entertainment had an array of successful DVD launches, including *Ice Age: The Meltdown, The Devil Wears Prada, Night at the Museum* and *X-Men: The Last Stand.*

Television

News Corporation's Television segment has operations in North America and Asia, delivering news, sports and entertainment to hundreds of millions of viewers.

Operations in the United States include FOX Broadcasting Company and the 35 stations in our Fox Television Stations group. Throughout Asia, STAR network broadcasts more than 60 channels in 10 languages, attracting more than 100 million viewers every day.



FOX Broadcasting Company

▲ FOX won its third straight broadcast season among Adults 18-49, with three of the top five programs (*American Idol-Wednesday, American Idol-Tuesday* and *House*). FOX has been number one on Saturday night among Adults 18-49 for nine years, the longest current nightly win streak on any network.



FOX was the only major network to increase its total number of viewers in the 2006-2007 season. The network was first among Teenagers for the seventh season in a row and first among Adults 18-34 for the fifth straight season.

American Idol ranked first among the 2006-2007 season regular prime time programs across key demographics, including Adults 18-49, Adults 18-34, Teenagers and Total Viewers.

House was the only scripted series to rank in the top five programs across three key demographics: Adults 18-49, Adults 18-34 and Teenagers.

Bones ratings soared after its pairing with *American Idol.*

The debut of *Are You Smarter Than a 5th Grader?* was the highest-rated series launch in eight years among Total Viewers.

24 was the number one program on Monday night at 9:00pm with Men 18-49 and Men 25-54.


NFL ON FOX

▲ The 13th season of the NFL on FOX attracted an average audience of 16.6 million viewers, FOX Sports' largest draw since 1995 and the network's biggest one-year gain ever.


THE EDGE
FOX 5
FOX 5 · WTTG
N413TV
THE MOST POWERFUL NAME IN LOCAL NEWS
FOX 13 NEWS
GOOD DAY
THE MOST POWERFUL NAME IN LOCAL MORNING NEWS

Fox Television Stations

- Fox Television Stations (FTS) capped a strong broadcast season with its FOX-branded stations ranking first in Adults 18-49 in FOX prime time, beating our nearest competitor by 22 percent.
- FTS added more than 30 hours of local news programming per week in fiscal 2007, with morning news showing particular strength. In May 2007, the 5-9am news block beat all affiliate competitors in all key adult demographics.
- The stations launched popular first-run programming, including *The Morning Show with Mike & Juliet*, produced by Twentieth Television, and made a significant renewal that will keep *The Tyra Banks Show* on FTS through Fall 2009.
- FTS also acquired rights to *House*, FOX Broadcasting Company's critical and commercial success, for weekend syndication in all markets beginning Fall 2008.


KAUN BANEGA
CROREPATI
KAUN BANEGA

What: *Kaun Banega Crorepati*

Where: STAR PLUS in India

When: Monday through Thursday at 9pm

How: Who doesn't want to be a millionaire? The hit show gets the rapt attention of Indians who share a dream held by people around the world

Who: An average 18 million viewers each night, making it one of the most popular television shows in India

STAR

- ▲ STAR PLUS remained the number one cable channel in India, attracting nearly 65 million viewers every week.
- ▲ In April 2007, STAR announced a joint venture with Balaji Telefilms to launch several South Indian regional language channels that would expand its general entertainment services beyond Hindi-speaking markets.
- ▲ STAR's news joint venture, MCCS, launched its third news channel, Marathi-language STAR MAJHA, which quickly established itself as the top Marathi news channel in India.
- ▲ Tata Sky, STAR's DTH joint venture in India, launched in August 2006 and by the end of fiscal 2007 offered more than 120 channels and interactive services.

Cable Network Programming

The breadth of our Cable Network Programming segment ensures that audiences have 24-hour access to some of the most sophisticated, entertaining and informative shows on television.

From our industry-leading FOX News Channel to Emmy award-winning original drama series on FX to the nation's largest collection of regional sports networks, our cable programming was a favorite among tens of millions of viewers.

The Company's roster of networks also includes the National Geographic Channel, Fox Reality Channel, Fox Movie Channel, FUEL TV, Fox Soccer Channel, Fox Sports en Español, Fox College Sports, SPEED and the newly launched Big Ten Network.

FOX News Channel

- ▲ In fiscal 2007, FOX News Channel (FNC) outpaced CNN and MSNBC combined in day and prime time viewership. In basic cable, FNC ranked sixth in prime time viewers.
- ▲ FNC had the top five business programs in cable news based on Total Viewers. In October 2007, the Company will launch the FOX Business Network, a 24-hour channel that will be available to more than 30 million cable and satellite subscribers.


FOX NEWS channel
10th Anniversary

What: The 10th Anniversary of the FOX News Channel

Where: FOX News World Headquarters in Manhattan, NY, and broadcast to more than 90 million households around the U.S. and in more than 90 other countries

When: October 7, 2006

How: Luminaries from the worlds of business, entertainment and politics came together to celebrate 10 years of choice in cable news

Who: An audience of nearly two million on an average night, making FOX News the most popular cable news channel for five straight years

- ▲ FOXNews.com and FOX News Mobile increased its number of unique users and routinely attracted millions of viewers to video streams, proving that FNC's audience looks for our dynamic programming across multiple platforms.

What: *Nip/Tuck*

Where: Tuesdays at 10pm

When: On FX in the U.S., and in 18 other countries.

How: You want cutting edge drama? It doesn't get any more provocative than *Nip/Tuck*, with drama aimed squarely at adults

Who: 4.8 million viewers saw the Season 4 premiere

FX

- General entertainment network FX had another highly successful year, scoring its highest prime time viewership ever in both Total Viewers and its target audience of Adults 18-49. The most-viewed months in its history, January and March 2007, each topped a nightly average of 800,000 Adults 18-49.
- For the third consecutive year, Emmy and Golden Globe Award-winning *Nip/Tuck* was the number one ranked series on ad-supported cable, while *The Shield* remained one of the most popular shows on basic cable.

Fox International Channels

- Fox's overseas cable channels continued to grow strongly, with 80 TV channels reaching more than 170 million subscribers around the world. Through a combination of stronger ad sales in most regions and eight additional channels, Fox International Channels is now the largest multichannel group in Latin America and Italy.

SPEED

- Auto and motorcycle racing network SPEED achieved its fourth consecutive year of rapid subscriber growth, adding 871,000 households in May 2007 alone and more than 4 million in fiscal 2007. Total households now top 71 million.





FUEL TV

▲ FUEL TV added Comcast, the largest cable operator in the U.S., as a distribution partner, reaching 24 million



What: Sun Sports, official home of the national championship winning Florida Gators

Where: On cable and satellite systems throughout Florida

When: Season-long sports coverage of University of Florida athletics, including Sunday morning's *Breakfast with the Gators*

How: Providing non-stop coverage for obsessed fans of the Gators and other local sports teams

Who: 6.3 million homes hungry for coverage as the Gators made history by winning both the NCAA football and basketball titles in the same year

FSN

- ▲ FSN remained the leading local sports programming network in the U.S., reaching more than 85 million households.
- ▲ Our owned-and-operated regional sports networks reached long-term rights extensions with nearly a dozen baseball, basketball and ice hockey franchises.
- ▲ FSN-branded regional sports networks expanded local coverage throughout the U.S. with the establishment of FSN Indiana and FSN Wisconsin, and the relaunch of SportSouth, now the sixth-largest RSN in the country with more than 100 separate affiliation agreements.



Direct Broadcast Satellite Television

News Corporation's satellite television platforms are among the most popular in the pay-TV industry. The Company continued to attract new subscribers in Italy, the U.K., Australia and the U.S. with exceptional technology, service and programming.

What: SKY TG24 news channel

When: Non-stop since August 31, 2003

Where: In the living rooms and offices of discerning Italians who have craved an independent, trustworthy source of television news

How: Broadcast to 4.2 million SKY Italia subscribers and to 7 million DTH-equipped homes in Italy, as well as IPTV services, mobile phones and live on the Internet

Who: 1.2 million viewers daily, on average

Wholly owned SKY Italia passed the 4 million subscriber mark in fiscal 2007, gaining access to more than 12 million Italian viewers. SKY Italia was the third largest direct broadcast satellite television group in Europe, with the Company's part-owned BSkyB in the number one position. SKY Italia offers more than 100 basic and premium channels.

SKY Italia launched the first and only high definition service in Italy and expanded its content offerings to include both broadband and mobile phone platforms.

BSkyB

- News Corporation holds approximately 39 percent of BSkyB in the U.K. Last year, BSkyB introduced innovative products that drove record customer demand, including Sky+, an integrated digital video recorder that is now in more than 2 million homes.
- Direct-to-home customers increased 406,000 to more than 8.5 million subscribers.


SKY SPORTS

- [illegible] telephony [illegible] attracted more than [illegible] of all subscribers

DIRECTV

- During fiscal 2007, News Corporation agreed with Liberty Media to swap News Corporation's approximately 39 percent interest in DIRECTV, three of News Corporation's regional sports networks and $588 million in cash (subject to adjustment) for all the shares in News Corporation held by Liberty. The swap is expected to be completed by the end of calendar 2007.

FOXTEL

- FOXTEL is Australia's leading subscription television provider and its distribution network went entirely digital in fiscal 2007.


TIMESONLINE
From The Sunday Times
Iran 'to try Britons for espionage'
SUMMER
SALE
PURE

▲ *The Times* leads the U.K. quality market in full-rate sales and *The Sunday Times* had a 49 percent share of the quality Sunday market.

What: www.timesonline.co.uk

Where: U.K. and worldwide

When: 24/7

How: Breaking news and analysis from the 219-year-old world-famous *The Times* delivered 21st Century-style online and by mobile telephone

Who: 9.6 million unique visitors in June 2007

▲ The Sun ranks and its [illegible] 9 million online readers globally [illegible] launched mobile versions [illegible] won exclusive mobile rights [illegible] highlights in the U.K.

Newspapers

As platforms for our world-famous newspaper brands expand into successful online and mobile businesses, News Corporation's more than 50-year legacy of journalistic excellence remains constant.

We are the world's leading publisher of English-language newspapers, each week producing four national mastheads in the U.K.; approximately 145 national, metropolitan and suburban newspapers in Australia, Fiji, and Papua New Guinea; the *New York Post* in the U.S.; as well as continuously updated online versions of all our major papers.

News International

- ▲ *The Sun* remained the U.K.'s bestselling daily newspaper, capturing 35 percent of the daily tabloid market – more than its three "red-top" rivals combined.
- ▲ *News of the World*, the U.K.'s bestselling Sunday paper, reached an average of more than 8 million readers every Sunday.
- ▲ News International launched *thelondonpaper*, a free newspaper distributed during the work week in central London.
- ▲ In February 2007, News International switched most of its power supply to electricity generated from renewable sources – the first major newspaper publisher to do so.


www.thesun.co.uk
WE LOVE IT
THE
Sun


Daily Telegraph
SYDNEY
CONFIDENTIAL
Daily Telegrap
USTRALIAN
PAPER CHASE
bn peace dividend
to cricket breakaway

News Limited

- News Limited in Australia sold more than 12.9 million papers each week.
- News Limited's metropolitan newspapers continued to outsell their rivals by considerable margins, with Melbourne's *Herald Sun* remaining Australia's bestselling weekday paper. The *Herald Sun* sold 328,000 more copies than its main competitor every weekday in fiscal 2007 and the *Sunday Herald Sun's* circulation was almost three times that of its chief rival.
- Sydney's *The Daily Telegraph* sold nearly 179,000 more copies each weekday than its top competitor, with *The Sunday Telegraph*, Australia's biggest selling newspaper, leading the competition by 167,000 copies each week.
- News Limited added 19 new community and commuter newspapers to its ranks, including free afternoon commuter newspaper *mX*, which launched in Brisbane.
- News Limited's flagship news site, news.com.au, experienced a 67 percent increase in online readership.



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Magazines & Inserts

Connecting with consumers across multiple platforms is a key part of News Corporation's business. Our portfolio of consumer promotion media and trusted magazines gives us incomparable access to shoppers around the world.

▲ News America Marketing (NAM) delivers brand messages to more than 200 million shoppers through an extensive portfolio of products, including special interest publications and free-standing inserts in Sunday newspapers across the U.S. and Canada.


NEW!
Real food.
Dogs rule.

What: SmartSource coupon machines

When: Every time a shopper scans an aisle and sees the blinking light of the ubiquitous red coupon dispensers

Where: More than 36,000 grocery, drug and mass-merchandise retailers across the U.S.

How: Making money for consumer goods companies while saving money for shoppers. Can you say "win-win"?

Who: 178 million U.S. shoppers per year

- News America Marketing increased its retail network last year with new products such as Shelfvision Video, a first of its kind at-shelf video machine that can be found in more than 36,000 stores.
- Our leading newspaper-distributed publication, *Smart Source Magazine,* had a circulation base of more than 69 million consumers in North America.
- Among magazine assets, *TV Guide* had an average weekly readership of 20 million and posted strong growth in ad pages last year.
- *The Weekly Standard* continued its central role in the national public affairs conversation with increased circulation and website traffic.
- News Limited became one of Australia's largest magazine publishers in fiscal 2007, acquiring 25 key titles, including *Vogue Australia* and *GQ Australia,* that extended our reach from 800,000 to almost 3.6 million readers.


Breaking News


George Tenet

What: *The Dangerous Book for Boys*

When: Published June 5, 2006 in the U.K. and May 1, 2007 in the U.S., hitting both *The Sunday Times* and *The New York Times* bestsellers lists immediately after publication

Where: Online and in bookstores in 20 countries

How: Entertaining boys - and boys at heart - with crucial information from "Essential Gear" for survival to "Advice About Girls"

Who: 1.3 million book fans who have bought the *Dangerous Book* so far

▲ In the U.S., HarperCollins posted an outstanding 128 titles to *The New York Times* bestseller lists, including 16 that reached the number one position. *Next* by Michael Crichton and *The Dangerous Book for Boys* by Conn Iggulden and Hal Iggulden, as well as Oprah's Book Club selection *The Measure of a Man* by Sidney Poitier and *Marley and Me* by John Grogan all produced blockbuster sales.

Book Publishing

HarperCollins, News Corporation's global book publishing division, achieved impressive results across its imprints in the U.S., the U.K., Canada and Australasia. With several new titles each selling more than one million copies in fiscal 2007 and a rich library of treasured classics, HarperCollins once again showed why it is one of the world's leading book publishers.

- For the sixth year in a row, HarperCollins Children's Books had the greatest number of *New York Times* bestsellers of any publishing company, including the number one children's book of last year, *A Series of Unfortunate Events, #13: The End* by Lemony Snicket, which sold more than 1.8 million copies.
- For the fourth consecutive year, Zondervan was named Supplier of the Year by the Christian Booksellers Association. Its fastest-selling new Bible, *Inspired by...The Bible Experience*, was awarded Audiobook of the Year by the Audio Publishers Association.
- HarperCollins UK had a record-breaking 61 *Sunday Times* bestsellers last year, with 14 titles reaching number one, including *The Children of Hurin* by J.R.R. Tolkien and *More Than a Game* by John Major.
- In May 2007, HarperCollins UK announced its commitment to switch to 100 percent renewable energy; print all of its Fourth Estate titles on 100 percent recycled paper; and become, by the end of calendar 2007, the world's first major carbon neutral publisher.



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to the exclusive season finale... and beyond

www.myspace.com

Online around the world, with localized sites in 18 countries

Launched in January 2004, acquired by News Corporation in September 2005.

By making social networking a social phenomenon in the U.S. and worldwide

If you have to ask, you need to become a member – today! Join 115 million monthly users, including more than 70 million in the U.S. who spend more than 200 minutes each month on the site, making new friends and keeping old ones





GUIDES
MAJOR LEAGUE BASEBALL 2K7
Taste the rich life. Dollar Menunaire

Other

News Corporation's Other segment contains a range of operations, including the Company's 73 percent-owned NDS and Fox Interactive Media (FIM), which houses most of the Company's U.S.-based web properties and is ranked as the most viewed network, reaching more than 160 million people worldwide each month.

- With a focus on monetization, FIM struck a landmark $900 million agreement with Google in August 2006, bringing high-powered search functionality and valuable text-based advertising to all FIM sites.
- FIM aquired Strategic Data Corporation to enhance advertising delivery to viewers and Flektor to offer consumer media tools to all FIM sites.
- IGN.com was the leading games information portal on the Internet with Males 18-34 in fiscal 2007.
- FOXSports.com continued to be a leader in the online sports world, with time spent on the site by visitors increasing 16 percent over the prior year.
- Jamba, News Corporation's 51 percent-owned mobile entertainment provider, distributed content via more than 100 carriers to millions of cell phone users worldwide.


Badges of honour
CARSguide.com.au

News Digital Media

- News Limited's online operations in Australia were centralized under a new group, News Digital Media, which quickly established itself as the country's fastest growing digital publisher. Online readers increased by 57 percent to more than 6.8 million unique visitors.

- FOXSPORTS.com.au, CareerOne.com.au, local search directory truelocal.com.au, and CARSguide.com.au all experienced substantial gains in audience share.

NDS

- NDS, a leading supplier of pay-TV technology, enjoyed another year of growth as dozens of pay-TV operators, with more than 75 million subscribers, depended on NDS VideoGuard® CA and the group's digital rights management technology to secure branded services and digital content.
- NDS XTV Digital Video Recorder technology was used in 7.3 million set-top boxes and was selected by 12 leading platforms worldwide in fiscal 2007.
- MediaHighway® middleware, an NDS product that extends the life of set-top boxes, enables iTV applications and lets operators deliver consistent branding, was deployed in more than 61 million set-top boxes by the end of fiscal 2007.

Selected Financial Data

The selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Financial Statements and Supplementary Data" and the other financial information included elsewhere herein.

For the years ended June 30,	2007(1)	2006(1)	2005(1)	2004(2)	2003(3)
	(in millions, except per share data)				
Statement of Operations Data:					
Revenues	$28,655	$25,327	$23,859	$20,802	$17,380
Operating income	4,452	3,868	3,564	2,931	2,380
Income from continuing operations	3,426	2,812	2,128	1,533	822
Net income	3,426	2,314	2,128	1,533	822
Basic income from continuing operations per share:(4)(5)					
Class A	$ 1.14	$ 0.92	$ 0.74	$ 0.58	$ 0.33
Class B	$ 0.95	$ 0.77	$ 0.62	$ 0.49	$ 0.28
Diluted income from continuing operations per share:(4)(5)					
Class A	$ 1.14	$ 0.92	$ 0.73	$ 0.58	$ 0.33
Class B	$ 0.95	$ 0.77	$ 0.61	$ 0.48	$ 0.28
Basic earnings per share:(4)(5)					
Class A	$ 1.14	$ 0.76	$ 0.74	$ 0.58	$ 0.33
Class B	$ 0.95	$ 0.63	$ 0.62	$ 0.49	$ 0.28
Diluted earnings per share:(4)(5)					
Class A	$ 1.14	$ 0.76	$ 0.73	$ 0.58	$ 0.33
Class B	$ 0.95	$ 0.63	$ 0.61	$ 0.48	$ 0.28
Cash dividend per share:(4)(5)(6)					
Class A	$ 0.12	$ 0.13	$ 0.10	$ 0.10	$ 0.09
Class B	$ 0.10	$ 0.13	$ 0.04	$ 0.04	$ 0.04

As of June 30,	2007	2006	2005	2004	2003
	(in millions)				
Balance Sheet Data:					
Cash and cash equivalents	$ 7,654	$ 5,783	$ 6,470	$ 4,051	$ 4,477
Total assets	62,343	56,649	54,692	48,343	42,149
Borrowings and perpetual preference shares(7)	12,502	11,427	10,999	10,509	10,003

(1) See Notes 2, 3, 6 and 8 to the Consolidated Financial Statements of News Corporation for information with respect to significant acquisitions, disposals, changes in accounting and other transactions during fiscal 2007, 2006 and 2005.

(2) Fiscal 2004 results include the sale of the Los Angeles Dodgers, Dodger Stadium and the team's training facilities in Vero Beach, Florida.

(3) Fiscal 2003 results include the Company's acquisition of WPWR-TV for approximately $425 million. Fiscal 2003 results also include the Company's acquisition of 80% of Telepiu, S.p.A. ("Telepiu") for approximately $874 million. Telepiu was merged with Stream S.p.A., ("Stream") and the combined platform was renamed SKY Italia. As a result of the acquisition, commencing April 30, 2003, the Company ceased to equity account its share of Stream's results.

(4) Basic and diluted earnings from continuing operations per share, basic and diluted earnings per share and cash dividend per share reflect per share amounts based on the adjusted share amounts to reflect the November 12, 2004 one-for-two share exchange in the reincorporation of News Corporation.

(5) Class A common stock, par value $0.01 per share ("Class A Common Stock") carry rights to a greater dividend than the Company's Class B common stock, par value $0.01 per share ("Class B Common Stock") through fiscal 2007. As such, net income available to the Company's stockholders is allocated between the Class A Common Stock and Class B Common Stock. The allocation between these classes of common stock was based upon the two-class method. See Notes 2 and 20 to the Consolidated Financial Statements of News Corporation for further discussion. Subsequent to the final fiscal 2007 dividend payment, shares of Class A Common Stock will cease to carry any rights to a greater dividend than shares of Class B Common Stock. Earnings per share based on the total weighted average shares outstanding (Class A Common Stock and Class B Common Stock combined) are as follows:

For the years ended June 30,	2007	2006	2005[(a)]	2004	2003
Diluted earnings per share	$1.08	$0.72	$0.69	$0.54	$0.31

(a) In March 2005, the Company's acquisition of the interest of Fox Entertainment Group, Inc. ("FEG") that it did not already own was completed and a total of 357 million shares of Class A Common Stock were issued as consideration.

(6) The Company's Board of Directors (the "Board") currently declares an interim and final dividend each fiscal year. The final dividend is determined by the Board subsequent to the fiscal year end. The total dividends declared related to fiscal 2007 results were $0.12 per share of Class A Common Stock and $0.10 per share of Class B Common Stock. The total dividends declared related to fiscal 2006 results were $0.12 per share of Class A Common Stock and $0.10 per share of Class B Common Stock.

(7) Each fiscal year presented prior to June 30, 2005 includes $345 million of perpetual preference shares outstanding, which were redeemed at par by the Company in November 2004.

Management's Discussion and Analysis of Financial Condition and Results of Operations

This document contains statements that constitute "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Section 27A of the Securities Act of 1933, as amended. The words "expect," "estimate," "anticipate," "predict," "believe" and similar expressions and variations thereof are intended to identify forward-looking statements. These statements appear in a number of places in this document and include statements regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things, trends affecting the Company's financial condition or results of operations. The readers of this document are cautioned that any forward-looking statements are not guarantees of future performance and involve risks and uncertainties. More information regarding these risks, uncertainties and other factors is set forth under the heading "Risk Factors" in Item 1A of the Annual Report on Form 10-K. The Company does not ordinarily make projections of its future operating results and undertakes no obligation (and expressly disclaims any obligation) to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Readers should carefully review this document and the other documents filed by the Company with the Securities and Exchange Commission (the "SEC"). This section should be read together with the audited consolidated financial statements of the Company and related notes set forth elsewhere in this Annual Report.

Reorganization

Effective November 12, 2004, the Company changed its corporate domicile from Australia to the United States and its reporting currency from the Australian dollar to the U.S. dollar ("the Reorganization"). As a result, the Company's accompanying consolidated financial statements are stated in U.S. dollars as opposed to Australian dollars, which was the currency the Company previously used to present its financial statements, and have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP.

In the Reorganization, all outstanding The News Corporation Limited ("TNCL") ordinary shares and preferred limited voting ordinary shares were cancelled and shares of Class A common stock, par value $0.01 per share ("Class A Common Stock") and Class B common stock, par value $0.01 per share ("Class B Common Stock") were issued in exchange, respectively, on a one-for-two share basis. The financial statements have been presented as if the one-for-two share exchange took place on July 1, 2004.

Introduction

Management's discussion and analysis of financial condition and results of operations is intended to help provide an understanding of the Company's financial condition, changes in financial condition and results of operations. This discussion is organized as follows:

- *Overview of the Company's Business*–This section provides a general description of the Company's businesses, as well as developments that have occurred either during fiscal 2007 or early fiscal 2008 that the Company believes are important in understanding its results of operations and financial condition or to disclose known trends.
- *Results of Operations*–This section provides an analysis of the Company's results of operations for the three fiscal years ended June 30, 2007. This analysis is presented on both a consolidated and a segment basis. In addition, a brief description is provided of significant transactions and events that have an impact on the comparability of the results being analyzed.
- *Liquidity and Capital Resources*–This section provides an analysis of the Company's cash flows for the three fiscal years ended June 30, 2007, as well as a discussion of the Company's outstanding debt and commitments, both firm and contingent, that existed as of June 30, 2007. Included in the discussion of outstanding debt is a discussion of the amount of financial capacity available to fund the Company's future commitments and obligations, as well as a discussion of other financing arrangements.
- *Critical Accounting Policies*–This section discusses accounting policies considered important to the Company's financial condition and results of operations, and which require significant judgment and estimates on the part of management in application. In addition, Note 2 to the accompanying consolidated financial statements summarizes the Company's significant accounting policies, including the critical accounting policy discussion found in this section.

Overview of the Company's Business

The Company is a diversified entertainment company, which manages and reports its businesses in eight segments:

- *Filmed Entertainment*, which principally consists of the production and acquisition of live-action and animated motion pictures for distribution and licensing in all formats in all entertainment media worldwide, and the production and licensing of television programming worldwide.
- *Television*, which principally consists of the operation of 35 full power broadcast television stations, including nine duopolies, in the United States (of these stations, 25 are affiliated with the FOX network and ten are affiliated with the MyNetworkTV network), the broadcasting of network programming in the United States and the development, production and broadcasting of television programming in Asia.
- *Cable Network Programming*, which principally consists of the licensing and production of programming distributed through cable television systems and direct broadcast satellite ("DBS") operators primarily in the United States.
- *Direct Broadcast Satellite Television*, which principally consists of the distribution of premium programming services via satellite and broadband directly to subscribers in Italy.
- *Magazines and Inserts*, which principally consists of the publication of free-standing inserts, which are promotional booklets containing consumer offers distributed through insertion in local Sunday newspapers in the United States, and the provision

of in-store marketing products and services, primarily to consumer packaged goods manufacturers, in the United States and Canada.

- *Newspapers*, which principally consists of the publication of four national newspapers in the United Kingdom, the publication of approximately 145 newspapers in Australia and the publication of a mass circulation, metropolitan morning newspaper in the United States.
- *Book Publishing*, which principally consists of the publication of English language books throughout the world.
- *Other*, which includes NDS Group Plc ("NDS"), a company engaged in the business of supplying open end-to-end digital technology and services to digital pay-television platform operators and content providers; News Outdoor Group ("News Outdoor"), an advertising business which offers display advertising primarily in outdoor locations throughout Russia and Eastern Europe; and Fox Interactive Media ("FIM"), which operates the Company's Internet activities.

Filmed Entertainment

The Filmed Entertainment segment derives revenue from the production and distribution of feature motion pictures and television series. In general, motion pictures produced or acquired for distribution by the Company are exhibited in U.S. and foreign theaters, followed by DVDs, pay-per-view television, premium subscription television, network television and basic cable and syndicated television exploitation. Television series initially produced for the networks and first-run syndication are generally licensed to domestic and international markets concurrently and subsequently released in seasonal DVD box sets. More successful series are later syndicated in domestic markets. The length of the revenue cycle for television series will vary depending on the number of seasons a series remains in active production and, therefore, may cause fluctuations in operating results. License fees received for television exhibition (including international and U.S. premium television and basic cable television) are recorded as revenue in the period that licensed films or programs are available for such exhibition, which may cause substantial fluctuations in operating results.

The revenues and operating results of the Filmed Entertainment segment are significantly affected by the timing of the Company's theatrical and home entertainment releases, the number of its original and returning television series that are aired by television networks and the number of its television series in off-network syndication. Theatrical and home entertainment release dates are determined by several factors, including timing of vacation and holiday periods and competition in the marketplace. The distribution windows for the release of motion pictures theatrically and in various home entertainment formats have been compressing and may continue to change in the future. A reduction in timing between theatrical and home entertainment releases could adversely affect the revenues and operating results of this segment.

The Company enters into arrangements with third parties to co-produce many of its theatrical productions. These arrangements, which are referred to as co-financing arrangements, take various forms. The parties to these arrangements include studio and non-studio entities, both domestic and foreign. In several of these agreements, other parties control certain distribution rights. The Filmed Entertainment segment records the amounts received for the sale of an economic interest as a reduction of the cost of the film, as the investor assumes full risk for that portion of the film asset acquired in these transactions. The substance of these arrangements is that the third-party investors own an interest in the film and, therefore, receive a participation based on the third-party investor's interest in the profits or losses incurred on the film. Consistent with the requirements of Statement of Position 00-2, "Accounting by Producers or Distributors of Films" ("SOP 00-2"), the estimate of the third-party investor's interest in profits or losses incurred on the film is determined by reference to the ratio of actual revenue earned to date in relation to total estimated ultimate revenues.

Operating costs incurred by the Filmed Entertainment segment include: exploitation costs, primarily theatrical prints and advertising and home entertainment marketing and manufacturing costs; amortization of capitalized production, overhead and interest costs; and participations and talent residuals. Selling, general and administrative expenses include salaries, employee benefits, rent and other routine overhead.

The Company competes with other major studios, such as Disney, Paramount, Sony, Universal, Warner Bros., and independent film producers in the production and distribution of motion pictures and DVDs. As a producer and distributor of television programming, the Company competes with studios, television production groups and independent producers and syndicators, such as Disney, Sony, NBC Universal, Warner Bros. and Paramount Television, to sell programming both domestically and internationally. The Company also competes to obtain creative talent and story properties which are essential to the success of the Company's filmed entertainment businesses.

Television and Cable Network Programming

The Company's U.S. television operations primarily consist of the FOX Broadcasting Company ("FOX"), MyNetworkTV, Inc. ("MyNetworkTV") and the 35 television stations owned by the Company. The Company's international television operations consist primarily of STAR Group Limited ("STAR").

The U.S. television broadcast environment is highly competitive and the primary methods of competition are the development and acquisition of popular programming. Program success is measured by ratings, which are an indication of market acceptance, with the top rated programs commanding the highest advertising prices. FOX and MyNetworkTV compete for audience, advertising revenues and programming with other broadcast networks, such as CBS, ABC, NBC and The CW, independent television stations, cable program services, as well as other media, including DBS services, DVDs, video games, print and the Internet. In addition, FOX and MyNetworkTV compete with the other broadcast networks to secure affiliations with independently owned television stations in markets across the country.

The television stations owned by the Company compete for programming, audiences and advertising revenues with other television stations and cable networks in their respective coverage areas and, in some cases, with respect to programming, with other station groups, and in the case of advertising revenues, with other local and national media. The competitive position of the television stations owned by the Company is largely influenced by the strength of FOX and MyNetworkTV, and, in particular, the prime-time viewership of the respective network, as well as the quality of the syndicated programs and local news programs in time periods not programmed by FOX and MyNetworkTV.

In Asia, STAR's channels are primarily distributed to local cable operators or other pay-television platform operators for distribution to their subscribers. STAR derives its revenue from the sale of advertising time and affiliate fees from these pay-television platform operators.

The Company's U.S. cable network operations primarily consist of the Fox News Channel ("Fox News"), the FX Network ("FX") and the Regional Sports Networks ("RSNs"). The Company's international cable networks consist of the Fox International Channels ("FIC") with operations primarily in Latin America and Europe.

Generally, the Company's cable networks, which target various demographics, derive a majority of their revenues from monthly affiliate fees received from cable television systems and DBS operators based on the number of its subscribers. Affiliate fee revenues are net of the amortization of cable distribution investments (capitalized fees paid to a cable operator or DBS operator to facilitate the launch of a cable network). The Company defers the cable distribution investments and amortizes the amounts on a straight-line basis over the contract period. Cable television and DBS are currently the predominant means of distribution of the Company's program services in the United States. Internationally, distribution technology varies region by region.

The Company's cable networks compete for carriage on cable television systems, DBS systems and other distribution systems with other program services, as well as other uses of bandwidth, such as retransmission of free over-the-air broadcast networks, telephony and data transmission. A primary focus of competition is for distribution of the Company's cable network channels that are not already distributed by particular cable television or DBS systems. For such program services, distributors make decisions on the use of bandwidth based on various considerations, including amounts paid by programmers for launches, subscription fees payable by distributors and appeal to the distributors' subscribers.

The most significant operating expenses of the Television segment and the Cable Network Programming segment are the acquisition and production expenses related to programming and the production and technical expenses related to operating the technical facilities of the broadcaster or cable network. Other expenses include promotional expenses related to improving the market visibility and awareness of the broadcaster or cable network and its programming. Additional expenses include sales commissions paid to the in-house advertising sales force, as well as salaries, employee benefits, rent and other routine overhead expenses.

The Company has several multi-year sports rights agreements, including contracts with the National Football League ("NFL") through fiscal 2012, contracts with the National Association of Stock Car Auto Racing ("NASCAR") for certain races and exclusive rights for certain ancillary content through calendar year 2014, a contract with Major League Baseball ("MLB") through calendar year 2013 and a contract for the Bowl Championship Series ("BCS") through fiscal year 2010. These contracts provide the Company with the broadcast rights to certain national sporting events during their respective terms. The costs of these sports contracts are charged to expense based on the ratio of each period's operating profit to estimated total operating profit for the remaining term of the contract.

The profitability of these long-term national sports contracts is based on the Company's best estimates at June 30, 2007 of directly attributable revenues and costs; such estimates may change in the future and such changes may be significant. Should revenues decline from estimates applied at June 30, 2007, a loss may be recorded. Should revenues improve as compared to estimated revenues, the Company may have an improved operating profit related to the contract, which may be recognized over the estimated remaining contract term.

While the Company seeks to ensure compliance with federal indecency laws and related Federal Communications Commission ("FCC") regulations, the definition of "indecency" is subject to interpretation and there can be no assurance that the Company will not broadcast programming that is ultimately determined by the FCC to violate the prohibition against indecency. Such programming could subject the Company to regulatory review or investigation, fines, adverse publicity or other sanctions, including the loss of station licenses.

Direct Broadcast Satellite Television

The DBS segment's operations consist of SKY Italia, which provides basic and premium programming services via satellite and broadband directly to subscribers in Italy. SKY Italia derives revenues principally from subscriber fees. The Company believes that the quality and variety of video, audio and interactive programming, quality of picture, access to service, customer service and price are the key elements for gaining and maintaining market share. SKY Italia's competition includes companies that offer video, audio, interactive programming, telephony, data and other information and entertainment services, including broadband Internet providers, digital terrestrial transmission ("DTT") services, wireless companies and companies that are developing new media technologies.

In fiscal 2005, competitive DTT services in Italy expanded to include pay-per-view offering of soccer games previously available exclusively on the SKY Italia platform. The Company is currently prohibited from providing a pay DTT service under regulations of the European Commission. In addition, the Italian government previously offered a subsidy on the purchase of DTT decoders.

SKY Italia's most significant operating expenses are those related to the acquisition of entertainment, movie and sports programming and subscribers and the production and technical expenses related to operating the technical facilities. Operating expenses related to sports programming are generally recognized over the course of the related sport season, which may cause fluctuations in the operating results of this segment.

Magazines and Inserts

The Magazine and Inserts segment derives revenues from the sale of advertising space in free-standing inserts, in-store marketing products and services, promotional advertising, subscriptions and production fees. Adverse changes in general market conditions for advertising may affect revenues. Operating expenses for the Magazine and Inserts segment include paper costs, promotional, printing, retail commissions, distribution expenses and production costs. Selling, general and administrative expenses include salaries, employee benefits, rent and other routine overhead.

Newspapers

The Newspapers segment derives revenues from the sale of advertising space and the sale of published newspapers. Adverse changes in general market conditions for advertising may affect revenues. Circulation revenues can be greatly affected by changes in competitors' cover prices and by promotion activities. Operating expenses for the Newspapers segment include costs related to newsprint, ink, printing costs and editorial content. Selling, general and administrative expenses include salaries, employee benefits, rent and other routine overhead.

The Newspapers segment's advertising volume, circulation and the price of newsprint are the key uncertainties whose fluctuations can have a material effect on the Company's operating results and cash flow. The Company has to anticipate the level of advertising volume, circulation and newsprint prices in managing its businesses to maximize operating profit during expanding and contracting economic cycles. Newsprint is a basic commodity and its price is sensitive to the balance of supply and demand. The Company's costs and expenses are affected by the cyclical increases and decreases in the price of newsprint. The newspapers published by the Company compete for readership and advertising with local and national newspapers and also compete with television, radio, Internet and other media alternatives in their respective locales. Competition for newspaper circulation is based on the news and editorial content of the newspaper, service, cover price and, from time to time, various promotions. The success of the newspapers published by the Company in competing with other newspapers and media for advertising depends upon advertisers' judgments as to the most effective use of their advertising budgets. Competition for advertising among newspapers is based upon circulation levels, readership levels, reader demographics, advertising rates and advertiser results. Such judgments are based on factors such as cost, availability of alternative media, circulation and quality of readership demographics.

In recent years, the newspaper industry has experienced difficulty increasing circulation volume and revenues. This is due to, among other factors, increased competition from new media formats and sources, and shifting preferences among some consumers to receive all or a portion of their news from sources other than a newspaper. The Company believes that competition from new media formats and sources and shifting consumer preferences will continue to pose challenges within the newspaper industry.

Book Publishing

The Book Publishing segment derives revenues from the sale of general and children's books in the United States and internationally. The revenues and operating results of the Book Publishing segment are significantly affected by the timing of the Company's releases and the number of its books in the marketplace. The book publishing marketplace is subject to increased periods of demand in the summer months and during the end-of-year holiday season. Each book is a separate and distinct product, and its financial success depends upon many factors, including public acceptance.

Major new title releases represent a significant portion of the Company's sales throughout the fiscal year. Consumer books are generally sold on a fully returnable basis, resulting in the return of unsold books. In the domestic and international markets, the Company is subject to global trends and local economic conditions.

Operating expenses for the Book Publishing segment include costs related to paper, printing, authors' royalties, editorial, art and design expenses. Selling, general and administrative expenses include promotional expenses, salaries, employee benefits, rent and other routine overhead.

The book publishing business operates in a highly competitive market and has been affected by consolidation trends. This market continues to change in response to technological innovations and other factors. Recent years have brought a number of significant mergers among the leading book publishers. There have also been a number of mergers completed in the distribution channel. The Company must compete with other publishers such as Random House, Penguin Group, Simon & Schuster and Hachette Livre, for the rights to works by well-known authors and public personalities. Although the Company currently has strong positions in each of its book publishing markets, further consolidation in the industry could place the Company at a competitive disadvantage with respect to scale and resources.

Other

NDS

NDS supplies open end-to-end digital technology and services to digital pay-television platform operators and content providers. NDS technologies include conditional access and microprocessor security, broadcast stream management, set-top box and residential gateway middleware, electronic program guides, digital video recording technologies and interactive infrastructure and applications. NDS provides technologies and services supporting standard definition and high definition televisions and a variety of industry, Internet and Internet protocol standards. NDS' software systems, consultancy and systems integration services are focused on providing platform operators and content providers with technology to help them profit from the secure distribution of digital information and entertainment to consumer devices which incorporate various technologies supplied by NDS.

News Outdoor

The Company sells, through its News Outdoor businesses, outdoor advertising space on various media, primarily in Russia and Eastern Europe.

FIM

The Company sells, through its FIM division, advertising, sponsorships and subscription services on the Company's various Internet properties. The Company's Internet properties include the social networking site MySpace.com, IGN.com, AmericanIdol.com, Scout.com and Foxsports.com. The Company also has a distribution agreement with Microsoft's MSN for Foxsports.com.

Other Business Developments

In August 2006, the Company announced that its FIM division entered into a multi-year search technology and services agreement with Google, Inc. ("Google"), pursuant to which Google is the exclusive search and keyword-targeted advertising sales provider for a majority of FIM's web properties. Under the terms of the agreement, Google is obligated to make guaranteed minimum revenue share payments to FIM of $900 million, of which the $50 million that was due was paid as of June 30, 2007. These guaranteed minimum revenue share payments, which are based on FIM's achievement of certain traffic and other commitments, are expected to be made through the second quarter of calendar 2010.

On December 22, 2006, the Company entered into a share exchange agreement (the "Share Exchange Agreement") with Liberty Media Corporation ("Liberty"). Under the terms of the Share Exchange Agreement, Liberty will exchange its entire interest in the Company's common stock (approximately 325 million shares of Class A Common Stock and 188 million shares of Class B Common Stock) for 100% of a News Corporation subsidiary ("Splitco"), whose holdings will consist of an approximately 39% interest (approximately 470 million shares) in The DIRECTV Group, Inc. ("DIRECTV") constituting the Company's entire interest in DIRECTV, three of the Company's RSNs (FSN Northwest, FSN Pittsburgh and FSN Rocky Mountain (the "Three RSNs")) and $588 million in cash, subject to adjustment. The transaction contemplated by the Share Exchange Agreement was approved by the Class B common stockholders on April 3, 2007, but remains subject to customary closing conditions, including, among other things, regulatory approvals, the receipt of a ruling from the Internal Revenue Service and the absence of a material adverse effect on Splitco. If these conditions are satisfied, the transaction is expected to be completed in the fourth quarter of calendar 2007. The Company will enter into a non-competition agreement with DIRECTV and non-competition agreements with each of the Three RSNs, in each case, restricting its right to compete for a period of four years with DIRECTV and the Three RSNs in the respective regions in which such entities are operating on the date the Share Exchange Agreement is consummated.

In January 2007, the Company and VeriSign, Inc. ("VeriSign") formed a joint venture to provide entertainment content for mobile devices. The Company paid approximately $190 million for a controlling interest in VeriSign's wholly-owned subsidiary, Jamba, which was combined with certain of the Company's Fox Mobile Entertainment assets. The results of the joint venture have been included in the Company's consolidated results of operations since January 2007. The Company and VeriSign have various call and put rights related to VeriSign's ownership interest including VeriSign's right to put its share of the joint venture to the Company for $150 million and $350 million, in fiscal 2010 and 2012, respectively.

In June 2007, the Company announced its plan to sell nine of its FOX-affiliated television stations. No agreement has yet been entered into with respect to the sale of any of these stations.

In June 2007, the Company announced that it intends to explore strategic options for News Outdoor in connection with News Outdoor's continued development plans. The strategic options include, but are not limited to, exploring the opportunity to expand News Outdoor's existing shareholder group through new strategic and private equity partners. No agreement has yet been entered into with respect to any transaction.

In July 2007, Gemstar-TV Guide International, Inc. ("Gemstar-TV Guide") announced that its board of directors authorized Gemstar-TV Guide and its advisors to explore strategic alternatives intended to maximize stockholder value, which may include a sale of the company. The Company currently holds an approximate 41% interest in Gemstar-TV Guide. For more information on Gemstar–TV Guide, please see its reports filed with the SEC.

On July 31, 2007, the Company entered into a definitive merger agreement (the "Merger Agreement") with Dow Jones & Company ("Dow Jones"), pursuant to which the Company will acquire Dow Jones in a transaction valued at approximately $5.6 billion. Under the terms of the Merger Agreement, Dow Jones Stockholders will be entitled to receive $60 in cash for each share of Dow Jones stock they own, and up to 250 holders of record and not more than 10% of the shares of Dow Jones may elect to have their shares of Dow Jones converted into a number of units of a newly formed subsidiary of the Company (each unit of which will be exchangeable for one share of the Company's Class A Common Stock in accordance with the terms and conditions of such subsidiary's operating agreement). The Merger Agreement is subject to customary closing conditions, including, among other things, adoption of the Merger Agreement by the affirmative vote of Dow Jones stockholders holding a majority of the voting power of Dow Jones' outstanding common stock and Class B common stock voting together, the execution of an editorial agreement, the establishment by the Company of a special committee as contemplated under such editorial agreement and regulatory approvals. The transaction is expected to be completed in the fourth quarter of calendar 2007. The Company believes that this acquisition will position it as a leader in the financial news and information market and will enhance its ability to adapt to future challenges and opportunities within the Company's Newspapers segment and across the Company's other related business segments.

Results of Operations

Results of Operations–Fiscal 2007 versus Fiscal 2006

The following table sets forth the Company's operating results for fiscal 2007 as compared to fiscal 2006.

For the years ended June 30,	2007	2006	Change	% Change
	($ millions)			
Revenues	$28,655	$25,327	$3,328	13%
Expenses:				
Operating	18,645	16,593	2,052	12%
Selling, general and administrative	4,655	3,982	673	17%
Depreciation and amortization	879	775	104	13%
Other operating charges	24	109	(85)	(78)%
Total operating income	4,452	3,868	584	15%
Interest expense, net	(524)	(545)	21	(4)%
Equity earnings of affiliates	1,019	888	131	15%
Other, net	359	194	165	85%
Income from continuing operations before income tax expense and minority interest in subsidiaries	5,306	4,405	901	20%
Income tax expense	(1,814)	(1,526)	(288)	19%
Minority interest in subsidiaries, net of tax	(66)	(67)	1	(1)%
Income from continuing operations	3,426	2,812	614	22%
Gain on disposition of discontinued operations, net of tax	—	515	(515)	**
Income before cumulative effect of accounting change	3,426	3,327	99	3%
Cumulative effect of accounting change, net of tax	—	(1,013)	1,013	**
Net income	$ 3,426	$ 2,314	$1,112	48%
Diluted earnings per share from continuing operations[1]	$ 1.08	$ 0.87	$ 0.21	24%

** not meaningful

(1) Represents earnings per share based on the total weighted average shares outstanding (Class A Common Stock and Class B Common Stock combined) for the fiscal years ended June 30, 2007 and 2006. Class A Common Stock carry rights to a greater dividend than Class B Common Stock through fiscal 2007. As such, net income available to the Company's stockholders is allocated between the Class A Common Stock and Class B Common Stock. Subsequent to the final fiscal 2007 dividend payment, shares of Class A Common Stock will cease to carry any rights to a greater dividend than shares of Class B Common Stock. See Note 20 to the Consolidated Financial Statements of News Corporation.

Overview–The Company's revenues in fiscal 2007 increased 13% as compared to fiscal 2006. The increase was primarily due to revenue increases at the Cable Network Programming, Filmed Entertainment, DBS, Newspapers, Television and Other segments.

Operating expenses for the fiscal year end June 30, 2007 increased 12% from fiscal 2006, primarily due to higher sports programming rights at the DBS, Cable Network Programming, Television and Other segments. The increase in operating expenses was also due to higher amortization of production and participation costs and higher home entertainment manufacturing and marketing expenses at the Filmed Entertainment segment.

Selling, general and administrative expenses increased 17% in the fiscal year ended June 30, 2007 as compared to fiscal 2006, primarily due to increased personnel costs, higher costs relating to Internet activities and incremental costs resulting from acquisitions. Depreciation and Amortization for fiscal 2007 increased 13% as compared to fiscal 2006, primarily resulting from acquisitions and additional plant and equipment placed into service.

Operating income increased 15% for the fiscal year ending June 30, 2007 as compared to fiscal 2006, primarily due to increased Operating income at the Cable Networks Programming, DBS, Newspapers and Filmed Entertainment segments.

During the fiscal year ended June 30, 2007, the weakening of the U.S. dollar resulted in an increase of approximately 2% in both revenues and Operating income as compared to fiscal 2006.

Interest expense, net–Interest expense, net for the fiscal year ended June 30, 2007 decreased $21 million as compared to fiscal 2006, primarily due to an increase in interest income resulting from higher cash balances during the period. The increase in interest income was partially offset by increased interest expense primarily due to the issuance of $1,150 million in 6.4% Senior Notes due 2035 in December 2005 and $1,000 million in 6.15% Senior Notes due 2037 in March 2007.

Equity earnings of affiliates–Net earnings from equity affiliates increased $131 million for the fiscal year ended June 30, 2007 as compared to fiscal 2006. Fiscal 2007 reflects increased contributions from DIRECTV, resulting from subscriber growth and higher pricing, as well as lower expenses resulting from DIRECTV's set-top receiver lease program. These improvements were offset by the absence of equity earnings from Innova S. de R.L. de C.V. ("Innova") sold in February 2006 and Sky Brasil Servicos Ltda ("Sky Brasil") sold in August 2006 and increased costs at British Sky Broadcasting Group plc ("BSkyB") associated with the launch of broadband.

For the years ended June 30,	2007	2006	Change	% Change
	($ millions)			
The Company's share of equity earnings of affiliates principally consists of:				
British Sky Broadcasting Group plc	$ 336	$369	$ (33)	(9)%
The DIRECTV Group, Inc.	489	246	243	99%
Other DBS equity affiliates	19	108	(89)	(82)%
Cable channel equity affiliates	98	68	30	44%
Other equity affiliates	77	97	(20)	(21)%
Total equity earnings of affiliates	$1,019	$888	$131	15%

Other, net–

For the years ended June 30,	2007	2006
	(in millions)	
Gain on sale of Sky Brasil[a]	$ 261	$ —
Gain on sale of Phoenix Satellite Television Holdings Limited[a]	136	—
Termination of participation rights agreement[b]	97	—
Gain on sale of Innova[a]	—	206
Gain on sale of China Netcom Group Corporation[a]	—	52
Change in fair value of exchangeable securities[c]	(126)	(76)
Other	(9)	12
Total Other, net	$ 359	$194

(a) See Note 6 to the Consolidated Financial Statements of News Corporation.
(b) See Note 3 to the Consolidated Financial Statements of News Corporation.
(c) The Company has certain outstanding exchangeable debt securities which contain embedded derivatives. Pursuant to Statement of Financial Accounting Standards ("SFAS") SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), these embedded derivatives are not designated as hedges and, as such, changes in their fair value are recognized in Other, net. A significant variance in the price of the underlying stock could have a material impact on the operating results of the Company. See Note 10 to the Consolidated Financial Statements of News Corporation.

Income tax expense–The effective tax rate for the fiscal year ended June 30, 2007 was 34% as compared to the effective tax rate for the fiscal year ended June 30, 2006 of 35% and a statutory rate of 35%. The lower effective rate for fiscal year ended June 30, 2007 was due to the realization of deferred tax assets on which valuation allowances had previously been recorded and the resolution of domestic and foreign income tax matters. During the fiscal year ended June 30, 2007, the occurrence of certain capital gain transactions and ordinary taxable income resulted in the utilization of existing capital loss carryforwards and net operating losses on which valuation allowances had been previously recorded.

Gain on disposition of discontinued operations, net of tax–During fiscal 2006, the Company sold its TSL Education Ltd. division ("TSL"), which primarily included *The Times Educational Supplement* publication in the United Kingdom, for cash consideration of approximately $395 million. In connection with this transaction, the Company recorded a gain of $381 million, net of tax of $0. Also in fiscal 2006, the Company sold Sky Radio Limited ("Sky Radio"), a commercial radio station group in the Netherlands and Germany, for cash consideration of approximately $215 million. In connection with this transaction, the Company recorded a gain of approximately $134 million, net of tax of $0. Both of these transactions are included in gain on disposition of discontinued operations in the consolidated statement of operations for the fiscal year ended June 30, 2006.

There was no provision for income taxes related to these transactions as any tax due was offset by a release of a valuation allowance that was applied to an existing deferred tax asset established for capital losses, which, because of the sale of TSL and Sky Radio, was utilized.

Cumulative effect of accounting change, net of tax–Effective July 1, 2005, the Company adopted Emerging Issues Task Force ("EITF") Topic No. D-108, "Use of the Residual Method to Value Acquired Assets Other Than Goodwill" ("EITF D-108"). EITF D-108 requires companies who have applied the residual value method in the valuation of acquired identifiable intangibles for purchase accounting and impairment testing to use a direct value method. As a result of the adoption, the Company recorded a charge of $1.6 billion ($1 billion net of tax, or ($0.33) per diluted share of Class A Common Stock and ($0.28) per diluted share of Class B Common Stock), to reduce the intangible balances attributable to its television stations' FCC licenses. This charge has been reflected as a cumulative effect of accounting change, net of tax in the consolidated statement of operations for the fiscal year ended June 30, 2006.

Net income–Net income increased $1,112 million for fiscal year ended June 30, 2007 as compared to fiscal 2006, primarily due to the absence of the Cumulative effect of accounting change recognized in fiscal 2006 and increases in Operating income, Equity earnings from affiliates and Other, net. The increase in net income was partially offset by the effect of the gains on sale of TSL and Sky Radio that were recorded during fiscal 2006, with no corresponding gains in fiscal 2007.

Segment Analysis:

The following table sets forth the Company's revenues and operating income by segment, for fiscal 2007 as compared to fiscal 2006.

For the years ended June 30,	2007	2006	Change	% Change
	($ millions)			
Revenues:				
Filmed Entertainment	$ 6,734	$ 6,199	$ 535	9%
Television	5,705	5,334	371	7%
Cable Network Programming	3,902	3,358	544	16%
Direct Broadcast Satellite Television	3,076	2,542	534	21%
Magazines and Inserts	1,119	1,090	29	3%
Newspapers	4,486	4,095	391	10%
Book Publishing	1,347	1,312	35	3%
Other	2,286	1,397	889	64%
Total revenues	$28,655	$25,327	$3,328	13%
Operating income (loss):				
Filmed Entertainment	$ 1,225	$ 1,092	$ 133	12%
Television	962	1,032	(70)	(7)%
Cable Network Programming	1,090	864	226	26%
Direct Broadcast Satellite Television	221	39	182	**
Magazines and Inserts	335	307	28	9%
Newspapers	653	517	136	26%
Book Publishing	159	167	(8)	(5)%
Other	(193)	(150)	(43)	29%
Total operating income	$ 4,452	$ 3,868	$ 584	15%

** not meaningful

Filmed Entertainment (23% and 25% of the Company's consolidated revenues in fiscal 2007 and 2006, respectively)

For the fiscal year ended June 30, 2007, revenues at the Filmed Entertainment segment increased $535 million, or 9%, as compared to fiscal 2006. This increase was primarily due to an increase in worldwide home entertainment, pay television and free television revenues, partially offset by a decrease in worldwide theatrical revenues. The increase in home entertainment revenues for fiscal 2007 was primarily due to the worldwide release of previously strong theatrical titles, primarily driven by *Ice Age: The Meltdown, Night at the Museum, X-Men: The Last Stand, Borat: Cultural Learnings of America for Make Benefit Glorious Nation of Kazakhstan, The Devil Wears Prada* and *Eragon*. Fiscal 2006 worldwide home entertainment releases included *Fantastic Four, Walk the Line, Robots, Kingdom of Heaven* and *Hide & Seek*. Home entertainment revenues generated from the sale and distribution of film and television titles in fiscal 2007 were 78% and 22%, respectively, of total home entertainment revenues. The increases in worldwide pay television and free television revenues were primarily due to a stronger film lineup and more feature films available during fiscal 2007 and stronger revenues from the returning primetime series *Prison Break, Family Guy* and *My Name Is Earl*. Fiscal 2007 worldwide theatrical revenues were driven by the worldwide release of *Night at the Museum, Eragon, Borat: Cultural Learnings of America for Make Benefit Glorious Nation of Kazakhstan, The Devil Wears Prada* and *Fantastic Four: Rise of the Silver Surfer*. Fiscal 2006 theatrical releases included *Ice Age: The Meltdown, X-Men: The Last Stand, Fantastic Four, Walk the Line, Big Momma's House 2* and *Cheaper by the Dozen 2*.

Operating income at the Filmed Entertainment segment for the fiscal year ended 2007 increased $133 million, or 12%, as compared to fiscal 2006. The improvement was primarily due to the revenue increases noted above, which were partially offset by higher releasing costs and higher amortization of production and participation costs directly associated with the increase in revenues noted above.

Television (20% and 21% of the Company's consolidated revenues in fiscal 2007 and 2006, respectively)

For the fiscal year ended June 30, 2007, Television segment revenues increased $371 million, or 7%, as compared to fiscal 2006. The Television segment reported a decrease in Operating income for the fiscal year ended June 30, 2007 of $70 million, or 7%, from fiscal 2006.

Revenues at the U.S. television operations increased for the fiscal year ended June 30, 2007 as compared to fiscal 2006. The increase was primarily due to the broadcasts of the BCS and NASCAR's Daytona 500 with no comparable events in fiscal 2006 and higher FOX prime-time advertising revenue due to higher pricing and additional commercial inventory sold. Also contributing to the increased advertising revenues was higher political advertising at the Company's television stations due to the November 2006 elections. The increase in revenue was partially offset by revenue decreases at the Company-owned MyNetworkTV affiliated stations. Operating income at the Company's U.S. television operations for the fiscal year ended June 30, 2007 decreased from fiscal 2006. The decrease in Operating income was a result of expenses associated with the first full year of MyNetworkTV which was launched in September 2006, higher sports programming costs related to the BCS, Daytona 500 and the new NFL contracts, partially offset by the increase in revenues noted above.

Revenues for the fiscal year ended June 30, 2007 at the Company's international television operations increased over fiscal 2006. The increase was primarily due to higher advertising revenues in India and higher subscription revenues. Operating income for the Company's international television operations decreased for the fiscal year ended June 30, 2007 as compared to fiscal 2006, primarily due to higher programming costs.

Cable Network Programming (13% of the Company's consolidated revenues in fiscal 2007 and 2006)

For the fiscal year ended June 30, 2007, revenues at the Cable Network Programming segment increased $544 million, or 16%, as compared to fiscal 2006. The increase was driven by higher net affiliate and advertising revenues at the RSNs and FIC, as well as increased net affiliate revenues at Fox News and FX.

The RSNs' revenues increased 12% for the fiscal year ended June 30, 2007 as compared to fiscal 2006, primarily due to advertising and net affiliate revenue increases. The increase in advertising revenues was primarily due to additional revenues from the increased number of MLB and National Basketball Association ("NBA") games broadcasted. The increase in net affiliate revenues was primarily due to higher average rates per subscriber and a higher number of subscribers, including those from the acquisition of SportSouth in May 2006.

Fox News' revenues increased 19% for the fiscal year ended June 30, 2007 as compared to fiscal 2006, primarily due to net affiliate and advertising revenue increases. Net affiliate revenues increased for the fiscal year ended June 30, 2007, as a result of increases in average rates per subscriber and lower cable distribution amortization as compared to fiscal 2006. Advertising revenues for the fiscal year ended June 30, 2007 increased as compared to fiscal 2006 due to higher pricing and higher volume. In addition, revenue from licensing fees contributed to the increase in fiscal 2007. As of June 30, 2007, Fox News reached approximately 92 million Nielsen households.

FX's revenues increased 4% for the fiscal year ended June 30, 2007 as compared to fiscal 2006, primarily due to an increase in net affiliate revenues. Net affiliate revenues increased as compared to fiscal 2006, primarily due to an increase in the average rate per subscriber and in the number of subscribers. As of June 30, 2007, FX reached approximately 92 million Nielsen households.

Revenues at the Company's international cable channels increased 65% for the fiscal year ended June 30, 2007 as compared to fiscal 2006. The increases were due to the consolidation of NGC Network International LLC ("NGC International") and NGC Network Latin America LLC ("NGC Latin America") beginning January 1, 2007, as well as improved advertising sales and subscriber growth at the other FIC channels.

The Cable Network Programming segment Operating income increased $226 million, or 26%, for the fiscal year ended June 30, 2007, as compared to fiscal 2006. This improvement in Operating income was primarily driven by the revenue increases noted above, partially offset by higher sports rights amortization mainly due to additional games, higher entertainment programming for new shows and incremental expenses from the consolidation of NGC International and NGC Latin America.

Direct Broadcast Satellite Television (11% and 10% of the Company's consolidated revenues in fiscal 2007 and 2006, respectively)

For the fiscal year ended June 30, 2007, SKY Italia's revenues increased $534 million, or 21%, as compared to fiscal 2006. This revenue growth was primarily driven by an increase in subscribers over fiscal 2006. During fiscal 2007, SKY Italia added approximately 368,000 net subscribers, which resulted in SKY Italia's subscriber base totaling almost 4.2 million at June 30, 2007. The total churn for the fiscal year ended June 30, 2007 was approximately 423,000 on an average subscriber base of approximately 4.0 million, as compared to churn of approximately 314,000 subscribers on an average subscriber base of approximately 3.6 million in fiscal 2006. Subscriber churn for the period represents the number of SKY Italia subscribers whose service was disconnected during the period.

SKY Italia's average revenue per subscriber ("ARPU") for the fiscal year ended June 30, 2007 was approximately €44 and was consistent with that of fiscal 2006. SKY Italia calculates ARPU by dividing total subscriber-related revenues for the period by the average subscribers for the period and dividing that amount by the number of months in the period. Subscriber-related revenues are comprised of total subscription revenue, pay-per-view revenue and equipment rental revenue for the period. Average subscribers are calculated for the respective periods by adding the beginning and ending subscribers for the period and dividing by two.

Subscriber acquisition costs per subscriber ("SAC") were approximately €260 in fiscal 2007, which was consistent with that of fiscal 2006, primarily due to an increase in commissions being offset by lower average installation costs. SAC is calculated by dividing total subscriber acquisition costs for a period by the number of gross SKY Italia subscribers during the period. Subscriber acquisition costs include the cost of the commissions paid to retailers and other distributors, the cost of equipment sold directly by SKY Italia to subscribers and the costs related to installation and acquisition advertising, net of any upfront activation fee. SKY Italia excludes the value of equipment capitalized under SKY Italia's equipment lease program, as well as payments and the value of returned equipment related to disconnected lease program subscribers from subscriber acquisition costs.

For the fiscal year ended June 30, 2007, Operating income at SKY Italia improved by $182 million as compared to fiscal 2006. The improvement in fiscal 2007 was primarily due to the revenue increases noted above, partially offset by higher programming costs due to the increased subscriber base, as well as higher sports rights amortization.

During the fiscal year ended June 30, 2007, the weakening of the U.S. dollar resulted in an increase of approximately 7% in both revenues and Operating income as compared to fiscal 2006.

Magazines and Inserts (4% of the Company's consolidated revenues in fiscal 2007 and 2006)

For the fiscal year ended June 30, 2007, revenues at the Magazines and Inserts segment increased $29 million, or 3%, as compared to fiscal 2006. The increase in revenues primarily resulted from an increase in volume of in-store marketing and free-standing insert products, partially offset by lower rates for these products.

Operating income for the fiscal year ended June 30, 2007 increased $28 million, or 9%, as compared to fiscal 2006. The increase was primarily due to the revenue increases noted above, as well as lower printing costs.

Newspapers (16% of the Company's consolidated revenues in fiscal years 2007 and 2006)

For the fiscal year ended June 30, 2007, revenues at the Newspaper segment increased $391 million, or 10%, as compared to fiscal 2006. Operating income increased $136 million, or 26%, for the fiscal year ended June 30, 2007 as compared to fiscal 2006. The weakening of the U.S. dollar resulted in increases of approximately 7% in both revenues and Operating income for the fiscal year ended June 30, 2007 as compared to fiscal 2006.

For the fiscal year ended June 30, 2007, U.K. newspapers' revenues increased 9% as compared to fiscal 2006, primarily due to favorable foreign exchange movements and higher Internet revenues which were partially offset by lower circulation and advertising revenues. Operating income increased for the fiscal year ended June 30, 2007, as compared to fiscal 2006, primarily due to a higher redundancy provision in fiscal 2006. During the fiscal year ended June 30, 2006, the Company recorded a redundancy provision of approximately $109 million as compared with a $24 million provision recorded during fiscal 2007. The increase in Operating income was also a result of lower production costs due to decreased circulation and lower promotional costs, partially offset by higher operating costs associated with the launch of a free London newspaper, increased investment in Internet businesses and higher newsprint costs.

For the fiscal year ended June 30, 2007, Australian newspapers' revenues increased 10% as compared to fiscal 2006, primarily due to favorable foreign exchange movements, an increase in advertising revenues and incremental revenue from the acquisition of the Federal Publishing Company's group of companies in April 2007. Operating income increased 3% as compared to fiscal 2006, primarily due to the impact of favorable exchange rate movements, partially offset by higher employee and newsprint costs.

Book Publishing (5% of the Company's consolidated revenues in fiscal years 2007 and 2006)

For the fiscal year ended June 30, 2007, revenues at the Book Publishing segment increased by $35 million, or 3%, from fiscal 2006, primarily due to strong sales on key titles, including *The Dangerous Book For Boys* by Conn and Hal Iggulden, *The Reagan Diaries* by Ronald Reagan, *The Children of Hurin* by J.R.R. Tolkien and *The Measure of a Man* by Sidney Poitier, partially offset by lower revenues from the successful children's title *The Chronicles of Narnia* by C.S. Lewis in the corresponding period of fiscal 2006. During the fiscal year ended June 30, 2007, HarperCollins had 128 titles on *The New York Times* Bestseller lists with 16 titles reaching the number one position.

Operating income for the fiscal year ended June 30, 2007 decreased $8 million, or 5%, as compared to fiscal 2006. The decrease was primarily due to lower sales of the highly profitable *The Chronicles of Narnia* which were included in fiscal 2006.

Other (8% and 6% of the Company's consolidated revenues in fiscal 2007 and 2006, respectively)

For the fiscal year ended June 30, 2007, revenues at the Other operating segment increased $889 million, or 64%, as compared to fiscal 2006. The increase was primarily driven by an increase in the number of active users and higher advertising revenues from FIM's Internet sites. The revenue increase was also driven by incremental revenues from acquisitions by FIM in October 2005 and from the Jamba joint venture which was formed in January 2007. Also contributing to the revenue increase was Global Cricket Corporation's sale of the broadcast and sponsorship rights of the International Cricket Council ("ICC") Cricket World Cup with no comparable event in fiscal 2006.

Operating results for the fiscal year ended June 30, 2007, decreased $43 million as compared to fiscal 2006, primarily due to a loss on the ICC Cricket World Cup which can be attributable to a shortfall in advertising and sponsorship revenue. This under-performance was due to the early elimination of two of the more popular teams from the competition, which resulted in matches among less well-known teams, significantly reducing the Company's advertising and sponsorship revenues. Also contributing to the decrease was higher employee costs and higher costs related to Internet initiatives. The decrease in operating results was partially offset by improved Operating income at FIM, primarily due to the revenue increases noted above.

Results of Operations–Fiscal 2006 versus Fiscal 2005

The following table sets forth the Company's operating results for fiscal 2006 as compared to fiscal 2005.

For the years ended June 30,	2006	2005	Change	% Change
	($ millions)			
Revenues	**$25,327**	**$23,859**	**$ 1,468**	**6%**
Expenses:				
Operating	16,593	15,901	692	4%
Selling, general and administrative	3,982	3,697	285	8%
Depreciation and amortization	775	648	127	20%
Other operating charges	109	49	60	**
Total operating income	3,868	3,564	304	9%
Interest expense, net	(545)	(536)	(9)	2%
Equity earnings of affiliates	888	355	533	**
Other, net	194	178	16	9%
Income from continuing operations before income tax expense and minority interest in subsidiaries	4,405	3,561	844	24%
Income tax expense	(1,526)	(1,220)	(306)	25%
Minority interest in subsidiaries, net of tax	(67)	(213)	146	(69)%
Income from continuing operations	2,812	2,128	684	32%
Gain on disposition of discontinued operations, net of tax	515	—	515	**
Income before cumulative effect of accounting change	3,327	2,128	1,199	56%
Cumulative effect of accounting change, net of tax	(1,013)	—	(1,013)	**
Net income	$ 2,314	$ 2,128	$ 186	9%
Diluted earnings per share from continuing operations(1)	$ 0.87	$ 0.69	$ 0.18	26%

** not meaningful

(1) Represents earnings per share based on the total weighted average shares outstanding (Class A Common Stock and Class B Common Stock combined) for the fiscal years ended June 30, 2006 and 2005. Class A Common Stock carry rights to a greater dividend than Class B Common Stock through fiscal 2007. As such, net income available to the Company's stockholders is allocated between the Class A Common Stock and Class B Common Stock. See Note 20 to the Consolidated Financial Statements of News Corporation.

Overview–The Company's revenues in fiscal 2006 increased 6% as compared to fiscal 2005. The increase was primarily due to revenue increases at the Cable Network Programming, Filmed Entertainment, DBS and Other segments.

Operating expenses for the fiscal year ended June 30, 2006 increased approximately 4% from fiscal 2005, primarily due to increased expenses at the Cable Network Programming segment and acquisitions made by the Newspaper segment and FIM during fiscal 2005 and 2006. The increased operating expenses at the Cable Network Programming segment were due to the acquisition in April 2005 of the Florida and Ohio RSNs and Fox Sports Net, a national sports program service, and higher programming costs at the remaining RSNs and the FX. In addition, operating results include the consolidation of Queensland Press Pty Ltd ("QPL"), which was acquired in November 2004, within the Newspapers segment and the impact of the Internet businesses acquired by the Company in fiscal 2006, collectively referred to as the "FIM acquisitions." These increases were partially offset by reduced operating expenses at the Filmed Entertainment and Television segments. The operating expense reduction at the Filmed Entertainment segment was due to reduced amortization of production and participation costs. The decrease in operating expenses at the Television segment was mainly due to the absence of programming costs for the NFL's Super Bowl and NASCAR's Daytona 500 that were broadcast in fiscal 2005.

Selling, general and administrative expenses increased approximately 8% for the fiscal year ended June 30, 2006 from fiscal 2005, primarily due to the consolidation of the Florida and Ohio RSNs, Fox Sports Net and QPL. In addition, the impact of acquisitions at FIM also contributed to the increase in selling, general and administrative expenses during the fiscal year ended June 30, 2006. Depreciation and amortization expense increased approximately 20% during the fiscal year ended June 30, 2006, when compared to fiscal 2005, primarily due to the amortization of intangible assets acquired on the purchase of the minority interest in the FEG in March 2005, as well as incremental expenses resulting from the FIM acquisitions. Accelerated depreciation recognized on printing plant assets in the United Kingdom also contributed to the increase.

During the fiscal year ended June 30, 2006, Operating income increased 9% from fiscal 2005, primarily due to the revenue increases noted above. The Operating income increase was offset by a $109 million redundancy provision recorded as an other operating charge during fiscal 2006. The redundancy provision, recorded at the Newspapers segment, was related to certain U.K. employees as a result of the Company committing to a reduction in workforce, associated with the development of new printing plants in the United Kingdom.

Interest expense, net–Interest expense, net increased $9 million for the fiscal year ended June 30, 2006 as compared to fiscal 2005. This increase is primarily due to interest on the Company's issuance of $1.0 billion in 6.2% Senior Notes due 2034 and $750 million in 5.3% Senior Notes due 2014 in December 2004 and $1.15 billion in 6.4% Senior Notes due 2035 in December 2005. The increase in interest expense was partially offset by higher interest income.

Equity earnings of affiliates–Net earnings from affiliates for the fiscal year ended June 30, 2006 increased $533 million as compared to fiscal 2005. The improvement for fiscal 2006 was due to an increased contribution from DIRECTV on subscriber growth and increased pricing. DIRECTV's results also reflect lower expenses associated with a new set-top receiver lease program, as well as the absence of charges recognized in fiscal 2005 related to the SPACEWAY program and PanAmSat.

For the years ended June 30,	2006	2005	Change	% Change
	($ millions)			
The Company's share of equity earnings of affiliates principally consists of:				
British Sky Broadcasting Group plc	$369	$ 374	$ (5)	(1)%
The DIRECTV Group, Inc.	246	(186)	432	**
Other DBS equity affiliates	108	81	27	33%
Cable channel equity affiliates	68	46	22	48%
Other equity affiliates	97	40	57	**
Total equity earnings of affiliates	$888	$ 355	$533	**

** not meaningful

Other, net–

For the years ended June 30,	2006	2005
	(in millions)	
Loss on sale of Regional Programming Partners[a]	$—	$ (85)
Gain on sale of Innova[b]	206	—
Gain on sale of China Netcom Group Corporation[b]	52	—
Loss on sale of Sky Multi-Country Partners[b]	—	(55)
Gain on sale of Rogers Sportsnet[b]	—	39
Change in fair value of exchangeable securities[c]	(76)	246
Other	12	33
Total Other, net	$194	$178

(a) See Note 3 to the Consolidated Financial Statements of News Corporation.
(b) See Note 6 to the Consolidated Financial Statements of News Corporation.
(c) The Company has certain outstanding exchangeable debt securities which contain embedded derivatives. Pursuant to SFAS No. 133, these embedded derivatives are not designated as hedges and, as such, changes in their fair value are recognized in Other, net. A significant variance in the price of the underlying stock could have a material impact on the operating results of the Company. See Note 10 to the Consolidated Financial Statements of News Corporation.

Income tax expense–The effective tax rate for the fiscal year ended June 30, 2006 was 35%. The effective tax rate for fiscal 2006 reflects the positive impact of the Company's application of the American Jobs Creation Act of 2004 ("AJCA"). The Company reflected a tax benefit of approximately $126 million in the fiscal year ended June 30, 2006, primarily resulting from the reduction of prior deferred tax accruals relating to the repatriation of foreign earnings at the lower rate of 5.25% under the AJCA.

The effective tax rate for fiscal 2006 was slightly higher than the effective tax rate for fiscal 2005 of 34%, primarily due to the impact of the resolution of foreign income tax audits in fiscal 2005, offset by the impact of the AJCA noted above.

Minority interest in subsidiaries, net of tax–Minority interest expense improved by $146 million for the fiscal year ended June 30, 2006 as compared to the fiscal year ended June 30, 2005. The improvement was primarily due to the acquisition of minority shares of FEG in fiscal 2005.

Gain on disposition of discontinued operations, net of tax–In October 2005, the Company sold TSL for cash consideration of approximately $395 million and recorded a gain on disposition of discontinued operations of approximately $381 million. In April 2006, the Company sold Sky Radio for cash consideration of approximately $215 million and recorded a gain on disposition of discontinued operations of approximately $134 million. (See Results of Operations—Fiscal 2007 versus Fiscal 2006 for further information on Gain on disposition of discontinued operations, net of tax)

Cumulative effect of accounting change, net of tax–Effective July 1, 2005, the Company adopted EITF D-108. As a result of this adoption, the Company recorded a charge of $1.6 billion ($1 billion net of tax) to reduce the intangible balances attributable to its television stations' FCC licenses. (See Results of Operations—Fiscal 2007 versus Fiscal 2006 for further information on Cumulative effect of accounting change, net of tax)

Net income–Net income increased $186 million for the fiscal year ended June 30, 2006 as compared to fiscal 2005. The increase was primarily due to increases in Operating income, Equity earnings from affiliates, Other income, the Gain on the disposition of discontinued operations, as well as lower minority interest expense, partially offset by the Cumulative effect of accounting change.

Segment Analysis:

The following table sets forth the Company's revenues and operating income by segment, for fiscal 2006 as compared to fiscal 2005.

For the years ended June 30,	2006	2005	Change	% Change
	($ millions)			
Revenues:				
Filmed Entertainment	$ 6,199	$ 5,919	$ 280	5%
Television	5,334	5,338	(4)	—
Cable Network Programming	3,358	2,688	670	25%
Direct Broadcast Satellite Television	2,542	2,313	229	10%
Magazines and Inserts	1,090	1,068	22	2%
Newspapers	4,095	4,083	12	—
Book Publishing	1,312	1,327	(15)	(1)%
Other	1,397	1,123	274	24%
Total revenues	**$25,327**	**$23,859**	**$1,468**	**6%**
Operating income (loss):				
Filmed Entertainment	$ 1,092	$ 1,058	$ 34	3%
Television	1,032	952	80	8%
Cable Network Programming	864	702	162	23%
Direct Broadcast Satellite Television	39	(173)	212	**
Magazines and Inserts	307	298	9	3%
Newspapers	517	740	(223)	(30)%
Book Publishing	167	164	3	2%
Other	(150)	(177)	27	(15)%
Total operating income	$ 3,868	$ 3,564	$ 304	9%

** not meaningful

Filmed Entertainment (25% of the Company's consolidated revenues in fiscal 2006 and 2005)

For the fiscal year ended June 30, 2006, revenues at the Filmed Entertainment segment increased $280 million, or 5%, as compared to fiscal 2005. This increase was primarily due to an increase in worldwide theatrical, pay television and free television revenues, partially offset by a decrease in worldwide home entertainment revenues. Theatrical revenues increased primarily due to improved performance and an increase in the number of releases, driven by successful titles including *Ice Age: The Meltdown, X-Men: The Last Stand, Fantastic Four, Walk the Line, Big Momma's House 2* and *Cheaper by the Dozen 2*. Fiscal 2005 theatrical releases included *I, Robot, Alien vs. Predator, Robots, Hide & Seek* and *Sideways*. The increases in worldwide pay television and free television revenues were primarily due to a stronger film lineup, more feature films available during fiscal 2006 and stronger revenues from the returning primetime series *24* and new primetime series *Prison Break* and *My Name Is Earl*. Fiscal 2006 worldwide home entertainment revenues were driven by the worldwide release of *Fantastic Four, Walk the Line, Robots, Kingdom of Heaven* and *Hide & Seek*. Fiscal 2005 included the worldwide home entertainment release of *The Day After Tomorrow, I, Robot, Alien vs. Predator, Garfield, Dodgeball, Man on Fire, Napoleon Dynamite*, the *Star Wars Trilogy* and the distribution fees earned for *The Passion of the Christ*. The film home entertainment decreases were slightly offset by home entertainment revenue from television titles, including *Family Guy* and *24*. Home entertainment revenues generated from the sale and distribution of film and television titles in fiscal 2006 were 76% and 24%, respectively, of total home entertainment revenues.

Operating income at the Filmed Entertainment segment for fiscal 2006 increased $34 million, or 3%, as compared to fiscal 2005. This improvement was due to the revenue changes noted above and lower home entertainment marketing and manufacturing costs, partially offset by higher theatrical marketing costs directly associated with the increased number of releases.

Television (21% and 22% of the Company's consolidated revenues in fiscal 2006 and 2005, respectively)

For the fiscal year ended June 30, 2006, Television segment revenue was consistent with fiscal 2005. The Television segment reported an increase in Operating income for the fiscal year ended June 30, 2006 of $80 million, or 8%, from fiscal 2005.

Revenues at the Company's U.S. television operations decreased 1% for the fiscal year ended June 30, 2006 as compared to fiscal 2005. The decrease was primarily due to the broadcast of the Super Bowl and Daytona 500 in fiscal 2005, with no comparable events in fiscal 2006. Partially offsetting these decreases was an increase in primetime net advertising revenue as a result of higher primetime ratings, pricing and continued growth in local news programming versus fiscal 2005. Operating income at the Company's U.S. television operations for the fiscal year ended June 30, 2006 increased approximately 11% from fiscal 2005. The increase was mainly due to the absence of programming costs for the Super Bowl and Daytona 500 that were broadcast in fiscal 2005, partially offset by the decreased revenues noted above and by higher programming costs for returning shows, local news expansions, music license fees and new sports programming on the non-FOX affiliated stations.

Revenues for the fiscal year ended June 30, 2006 at the Company's international television operations increased over fiscal 2005. The increase was primarily driven by higher advertising and subscription revenues. Operating income for the Company's international television operations increased for the fiscal year ended June 30, 2006 over fiscal 2005, primarily driven by increased revenues, as noted above, which were partially offset by increased programming costs associated with the launch of new programming.

Cable Network Programming (13% and 11% of the Company's consolidated revenues in fiscal 2006 and 2005, respectively)

For the fiscal year ended June 30, 2006, revenues for the Cable Network Programming segment increased $670 million, or 25%, as compared to fiscal 2005. These increases were driven by higher net affiliate and advertising revenues at the RSNs and FX, as well as increased advertising revenue at Fox News.

FX's revenues increased 14% for the fiscal year ended June 30, 2006 as compared to fiscal 2005, primarily due to advertising and net affiliate revenue increases. Advertising revenues increased in fiscal 2006 primarily due to higher pricing and higher ratings as compared to fiscal 2005. For the fiscal year ended June 30, 2006, net affiliate revenues increased as compared to fiscal 2005, reflecting an increase in average rates per subscriber and DBS subscribers. As of June 30, 2006, FX reached approximately 89 million Nielsen households.

The RSNs' revenues increased 30% for the fiscal year ended June 30, 2006 as compared to fiscal 2005, primarily due to advertising and net affiliate revenue increases. The increase in advertising revenues was primarily due to the acquisition of the Florida and Ohio RSNs in April 2005. Also contributing to the increase in advertising revenues was the resumption of NHL games in the second quarter of fiscal 2006 after the cancellation of the 2004-05 NHL season. In addition, there was an increase in overall advertising pricing in fiscal 2006 as compared to fiscal 2005. Net affiliate revenues increased for the fiscal year ended June 30, 2006 as compared to fiscal 2005. This increase was primarily due to the consolidation of the Florida and Ohio RSNs, the absence of fiscal 2005 allowances related to the cancellation of the 2004-05 NHL season, an increase in DBS subscribers and higher average rates per subscriber.

For the fiscal year ended June 30, 2006, Fox News' revenues increased 13% as compared to fiscal 2005, primarily due to advertising and affiliate revenue increases. Advertising revenues for the fiscal year ended June 30, 2006 increased as compared to fiscal 2005 due to higher pricing and higher volume. Net affiliate revenues increased for the fiscal year ended June 30, 2006, as a result of increases in subscribers and average rates per subscriber from fiscal 2005. As of June 30, 2006, Fox News reached approximately 89 million Nielsen households.

The Cable Network Programming segment Operating income increased $162 million, or 23%, for the fiscal year ended June 30, 2006 as compared to fiscal 2005. This improvement was primarily driven by the revenue increases noted above, partially offset by higher programming expenses. Programming expenses increased primarily due to the consolidation of the Florida and Ohio RSNs and Fox Sports Net in April 2005 and the programming costs associated with the resumption of NHL games after the cancellation of the 2004-05 season. Also contributing to this increase were newly acquired series and more original programming at FX. In addition, marketing expenses increased at FX due to increased promotion costs for its new original series, as well as returning shows in fiscal 2006.

Direct Broadcast Satellite Television (10% of the Company's consolidated revenues in fiscal 2006 and 2005)

For the fiscal year ended June 30, 2006, SKY Italia revenues increased $229 million, or 10%, as compared to fiscal 2005. This revenue growth was primarily driven by an increase in subscribers over fiscal 2005. During fiscal 2006, SKY Italia added approximately 513,000 net subscribers, which resulted in SKY Italia's subscriber base totaling more than 3.8 million at June 30, 2006. The total churn for the fiscal year ended June 30, 2006 was approximately 314,000 on an average subscriber base of 3.6 million, as compared to churn of approximately 270,000 subscribers on an average subscriber base of 3.0 million in fiscal 2005. Subscriber churn for the period represents the number of SKY Italia subscribers whose service was disconnected during the period.

ARPU for the fiscal year ended June 30, 2006 was over €44. The ARPU for the fiscal year ended June 30, 2006 improved slightly over fiscal 2005 primarily due to a nearly €2 price increase during the second quarter of fiscal 2006, which was partially offset by price promotions.

SAC of approximately €260 in fiscal 2006 increased over fiscal 2005 due to changes in the consumer offer that reflected lower upfront activation fees and increased advertising and marketing costs on a per gross addition basis, although fiscal 2006 marketing and advertising costs on an aggregate basis remained relatively flat as compared to fiscal 2005.

During the fiscal year ended June 30, 2006, the strengthening of the U.S. dollar resulted in decreases of approximately 4% in both revenues and operating income as compared to fiscal 2005.

For the fiscal year ended June 30, 2006, operating results at SKY Italia improved by $212 million as compared to fiscal 2005. The improvement was primarily due to the revenue increases noted above, partially offset by increased programming costs associated with the larger subscriber base, as well as higher spending, which was primarily due to the broadcast of additional movie titles and new entertainment channels on the basic programming tier.

Magazines and Inserts (4% of the Company's consolidated revenues in fiscal 2006 and 2005)

For the fiscal year ended June 30, 2006, revenues at the Magazines and Inserts segment increased $22 million, or 2%, as compared to fiscal 2005. The increase in fiscal 2006 primarily resulted from an increase in sales of the Company's in-store marketing products due to higher demand in supermarkets, partially offset by lower rates for the publication of free-standing inserts.

Operating income for the fiscal year ended June 30, 2006 increased $9 million, or 3%, as compared to fiscal 2005. The increase was primarily due to volume increases for in-store marketing products, partially offset by the lower rates for the publication of free-standing inserts, as noted above.

Newspapers (16% and 17% of the Company's consolidated revenues in fiscal years 2006 and 2005, respectively)

The Newspapers segment revenues were relatively flat as compared to fiscal 2005. Operating income decreased $223 million, or 30%, for the fiscal year ended June 30, 2006 as compared to fiscal 2005. During the fiscal year ended June 30, 2006, the strengthening of the U.S. dollar resulted in decreases of approximately 2% in both revenues and operating income as compared to fiscal 2005.

For the fiscal year ended June 30, 2006, the U.K. newspapers' revenues decreased 7% as compared to fiscal 2005. The U.K. newspapers' advertising revenues decreased from fiscal 2005 as a result of a general weakness in the U.K. advertising market. Advertising revenues were affected by lower mono display and lower classified revenues across all titles. Revenues also decreased due to the absence of revenue from TSL, which the Company sold in October 2005. The decrease was partially offset by higher color display revenue on *The Sun, The Times* and *The Sunday Times* and increased circulation revenues due to cover price increases across all titles and higher net circulation on *The Times* as a result of promotional activities and strong editorial content.

U.K. newspapers' Operating income decreased 70% for the fiscal year ended June 30, 2006 as compared to fiscal 2005. This decrease was primarily due to a redundancy provision of $109 million recorded in fiscal 2006 for certain U.K. production employees as a result of the Company committing to a reduction in workforce expected to occur in fiscal 2007 and 2008. In addition, higher depreciation expense and other costs associated with the development of the new printing plants in the United Kingdom also contributed to this decrease. The Company expects annualized personnel cost savings of approximately $65 million when the U.K. workforce reduction is completed. Also contributing to this decrease in operating income was the lower advertising revenue noted above, the absence of the TSL division noted above, increased costs associated with employees and increased newsprint costs.

For the fiscal year ended June 30, 2006, the Australian newspapers' revenues increased 9% as compared to fiscal 2005, mainly due to the consolidation of the results of QPL beginning in November 2004. Also contributing to this increase were improved display and classified advertising revenues, along with the impact of cover price increases at the major weekend newspapers. The increase in Operating income of 8% for the fiscal year ended June 30, 2006 as compared to fiscal 2005, was primarily attributable to the consolidation of QPL beginning in November 2004.

Book Publishing (5% and 6% of the Company's consolidated revenues in fiscal years 2006 and 2005, respectively)

For the fiscal year ended June 30, 2006, revenues at the Book Publishing segment decreased by $15 million, or 1%, from fiscal 2005 as fiscal 2005 included the effect of significant sales of *The Purpose Driven Life* by Rick Warren. During the fiscal year ended June 30, 2006, HarperCollins had 109 titles on *The New York Times* Bestseller List with 14 titles reaching the number one position.

Notable bestsellers during fiscal 2006 included: *Marley and Me* by John Grogan, *Freakonomics* by Steven D. Levitt and Stephen J. Dubner, *The Purpose Driven Life* by Rick Warren, *YOU: The Owner's Manual* by Michael F. Roizen and Mehmet C. Oz, M.D. and *The Chronicles of Narnia* by C. S. Lewis.

Operating income for the Book Publishing segment for the fiscal year ended June 30, 2006 increased by $3 million, or 2%, from fiscal 2005. The increase in Operating income was primarily due to a higher level of more profitable backlist sales in the General Books group, when compared to fiscal 2005.

Other (6% and 5% of the Company's consolidated revenues in fiscal 2006 and 2005, respectively)

For the fiscal year ended June 30, 2006, revenues at the Other segment increased $274 million, or 24%, as compared to fiscal 2005. The increase was primarily driven by incremental revenues from the FIM acquisitions. The Operating loss at the Other segment decreased $27 million, or 15%, for the fiscal year ended June 30, 2006 as compared to fiscal 2005, primarily as a result of fiscal 2005 results including costs in connection with the Reorganization partially offset by the inclusion of the fiscal 2006 FIM operating losses, principally resulting from employee retention expenses and amortization of purchased intangible assets.

Liquidity and Capital Resources

Current Financial Condition

The Company's principal source of liquidity is internally generated funds; however, the Company has access to the worldwide capital markets, a $2.25 billion revolving credit facility and various film co-production alternatives to supplement its cash flows. The availability under the revolving credit facility as of June 30, 2007 was reduced by letters of credit issued which totaled approximately $121 million. Also, as of June 30, 2007, the Company had consolidated cash and cash equivalents of approximately $7.7 billion. The Company believes that cash flows from operations will be adequate for the Company to conduct its operations. The Company's internally generated funds are highly dependent upon the state of the advertising market and public acceptance of film and television products. Any significant decline in the advertising market or the performance of the Company's films could adversely impact its cash flows from operations which could require the Company to seek other sources of funds including proceeds from the sale of certain assets or other alternative sources.

The principal uses of cash that affect the Company's liquidity position include the following: investments in the production and distribution of new feature films and television programs; the acquisition of and payments under programming rights for entertainment and sports programming; paper purchases; operational expenditures including employee costs; capital expenditures; interest expense; income tax payments; investments in associated entities; dividends; acquisitions and stock repurchases.

Sources and Uses of Cash–Fiscal 2007 vs. Fiscal 2006

Net cash provided by operating activities for the fiscal years ended June 30, 2007 and 2006 is as follows (in millions):

Years Ended June 30,	2007	2006
Net cash provided by operating activities	$4,110	$3,257

The increase in net cash provided by operating activities reflects higher operating results and cash collections resulting primarily from an increased sale of home entertainment product at the Filmed Entertainment segment during the fiscal year ended June 30, 2007. These increases were offset by higher tax payments and higher sports rights. The higher sports rights payments reflect the renewal of several sports teams' local rights agreements, the addition of the BCS sports rights and higher international sports rights.

Net cash used in investing activities for the fiscal years ended June 30, 2007 and 2006 is as follows (in millions):

Years Ended June 30,	2007	2006
Net cash used in investing activities	$(2,076)	$(2,060)

Cash used in investing activities during fiscal 2007 was slightly higher than fiscal 2006 due to higher capital expenditures and increased investments. Partially offsetting this increase was a reduction in the total net cash used for acquisitions and dispositions.

The increase in capital expenditures was primarily due to the Company's continued investment in new printing plants in the United Kingdom and an increase in expenditures related to Internet initiatives. The decrease in cash used for acquisitions was primarily due to the acquisitions of Intermix Media, Inc. ("Intermix") and IGN Entertainment, Inc. ("IGN") during fiscal 2006.

The Company has evaluated, and expects to continue to evaluate, possible acquisitions and dispositions of certain businesses. Such transactions may be material and may involve cash, the Company's securities or the assumption of additional indebtedness.

Net cash used in financing activities for the fiscal years ended June 30, 2007 and 2006 is as follows (in millions):

Years Ended June 30,	2007	2006
Net cash used in financing activities	$(273)	$(1,932)

The decrease in net cash used in financing activities was primarily due to a reduction in share repurchases of approximately $733 million. During fiscal 2007, the Company repurchased 57.5 million shares for approximately $1.3 billion, as compared to repurchases of 125.3 million shares for approximately $2.0 billion in fiscal 2006. The decrease in net cash used in financing activities was also due to an increase in net borrowings of $704 million during fiscal 2007.

The total dividends declared related to fiscal 2007 results were $0.12 per share of Class A Common Stock and $0.10 per share of Class B Common Stock. In August 2007, the Company declared the final dividend on fiscal 2007 results of $0.06 per share for Class A Common Stock and $0.05 per share for Class B Common Stock. This together with the interim dividend of $0.06 per share of Class A Common Stock and a dividend of $0.05 per share of Class B Common Stock constitute the total dividend relating to fiscal 2007.

Based on the number of shares outstanding as of June 30, 2007 the total aggregate cash dividends expected to be paid to stockholders in fiscal 2008 is approximately $365 million.

Sources and Uses of Cash–Fiscal 2006 vs. Fiscal 2005

Net cash provided by operating activities for the fiscal years ended June 30, 2006 and 2005 is as follows (in millions):

Years Ended June 30,	2006	2005
Net cash provided by operating activities	$3,257	$3,371

The decrease in net cash provided by operating activities primarily reflects lower cash collections from worldwide home entertainment product, which was primarily driven by the decrease in worldwide home entertainment revenues at the Filmed Entertainment segment as compared to fiscal 2005. In addition, also contributing to the decrease was higher sports rights and higher tax payments during fiscal 2006 as compared to fiscal 2005.

Net cash used in investing activities for the fiscal years ended June 30, 2006 and 2005 is as follows (in millions):

Years Ended June 30,	2006	2005
Net cash used in investing activities	$(2,060)	$(303)

Cash used in investing activities during fiscal 2006 was higher than the cash used in investing activities during fiscal 2005. The increase was primarily due to the acquisitions of Intermix, IGN and a RSN during fiscal 2006. The cash used in investing activities during fiscal 2006 was partially offset by proceeds received from the disposition of discontinued operations as the Company sold its TSL division for approximately $395 million in cash consideration in October 2005 and its Sky Radio division for approximately $215 million in cash consideration in April 2006. The cash received from the sale of Innova and China Netcom Group Corporation during fiscal 2006 and cash received in advance on the sale of Sky Brasil to DIRECTV and the sale of other non-strategic investments during fiscal 2005 also partially offset the cash used in investing activities.

Net cash used in financing activities for the fiscal years ended June 30, 2006 and 2005 is as follows (in millions):

Years Ended June 30,	2006	2005
Net cash used in financing activities	$(1,932)	$(681)

Net cash used in financing activities during fiscal 2006 increased from net cash used in financing activities in fiscal 2005, primarily due to the stock repurchase program. The increase was partially offset by an increase in borrowings net of repayments during fiscal 2006 as compared to fiscal 2005.

The total dividends declared related to fiscal 2006 results were $0.12 per share of Class A Common Stock and $0.10 per share of Class B Common Stock. In August 2006, the Company declared the final dividend on fiscal 2006 results of $0.06 per share for Class A Common Stock and $0.05 per share for Class B Common Stock. This together with the interim dividend of $0.06 per share of Class A Common Stock and a dividend of $0.05 per share of Class B Common Stock constitute the total dividend relating to fiscal 2006.

Issuances of Shares For Acquisitions

Transaction	Approximate amount of issuance	Number of Class A shares	Number of Class B shares
	(in millions)		
Fiscal 2006			
Queensland Press[(a)]	$ 33	2	—
Fiscal 2005			
Fox Entertainment Group[(a)]	$14,293	1,988	—
Queensland Press[(a)]	$ 6,359	61	308

(a) See Note 3 to the Consolidated Financial Statements of News Corporation.

Debt Instruments and Guarantees

Debt Instruments[1]

Years ended June 30,	2007	2006	2005
		(in millions)	
Borrowings			
Notes due 2037	$1,000	$ —	$ —
Notes due 2035	—	1,133	—
Notes due 2034	—	—	995
Notes due 2014	—	—	748
All other	196	26	98
Total borrowings	$1,196	$1,159	$ 1,841
Repayments of borrowings			
Liquid Yield Option™ Notes	$ —	$ (831)	$ —
New Millennium[2]	—	—	(659)
Cruden Group assumed debt[3]	—	—	(654)
Preferred Perpetual Shares[4]	—	—	(345)
All other	(198)	(34)	(452)
Total repayment of borrowings	$ (198)	$ (865)	$(2,110)

(1) See Note 9 to the Consolidated Financial Statements of News Corporation for information with respect to borrowings.
(2) The Company had historically funded its film production by borrowing under a commercial paper facility ("New Millennium") but in May 2004, the Company ceased utilizing this facility. In fiscal 2005, the Company repaid the outstanding balance of $659 million on the New Millennium facility.
(3) See Note 3 to the Consolidated Financial Statements of News Corporation for information with respect to the acquisition of the Cruden Group of companies.
(4) The Company redeemed $345 million of perpetual preference shares outstanding at par in November 2004.

LYONs

In February 2001, the Company issued Liquid Yield Option™ Notes ("LYONs") which pay no interest and have an aggregate principal amount at maturity of $1,515 million representing a yield of 3.5% per annum on the issue price. The holders may exchange the notes at any time into Class A Common Stock or, at the option of the Company, the cash equivalent thereof at a fixed exchange rate of 24.2966 shares of Class A Common Stock per $1,000 note. The LYONs are redeemable at the option of the holders on February 28, 2011 and February 28, 2016 at a price of $706.82 and $840.73, respectively. The Company, at its election, may satisfy the redemption amounts in cash, Class A Common Stock or any combination thereof. The Company can redeem the notes in cash at any time at specified redemption amounts.

On February 28, 2006, 92% of the LYONs were redeemed for cash at the specified redemption amount of $594.25 per LYON. Accordingly, the Company paid an aggregate of approximately $831 million to the holders of the LYONs that had exercised this redemption option. The pro-rata portion of unamortized deferred financing costs relating to the redeemed LYONs approximating $13 million was recognized and included in Other, net in the consolidated statement of operations for the fiscal year ended June 30, 2006.

Ratings of the Public Debt

The table below summarizes the Company's credit ratings as of June 30, 2007.

Rating Agency	Senior Debt	Outlook
Moody's	Baa 2	Stable
S&P	BBB	*

* In December 2006, as a result of the announcement of the signing of the Share Exchange Agreement, Standard & Poors placed its ratings of the Company on CreditWatch with positive implications. (See Note 3 to the Consolidated Financial Statements of News Corporation for further discussion of the Share Exchange Agreement.)

Revolving Credit Agreement

On May 23, 2007, News America Incorporated ("NAI"), a subsidiary of the Company, terminated its existing $1.75 billion Revolving Credit Agreement (the "Prior Credit Agreement") and entered into a new Credit Agreement (the "New Credit Agreement"), among NAI as Borrower, the Company as Parent Guarantor, the lenders named therein (the "Lenders"), Citibank, N.A. as Administrative Agent and JPMorgan Chase Bank, N.A. as Syndication Agent. The New Credit Agreement consists of a $2.25 billion five-year unsecured revolving credit facility with a sublimit of $600 million available for the issuance of letters of credit. Borrowings are in U.S. dollars only, while letters of credit are issuable in U.S. Dollars or Euros. The significant terms of the New Credit Agreement include, among others, the requirement that the Company maintain specific leverage ratios and limitations on secured indebtedness. The Company will pay a facility fee of 0.10% regardless of facility usage. The Company will pay interest of a margin over LIBOR for borrowings and a letter of credit fee of 0.30%. The Company is subject to additional fees of 0.05% if borrowings under the facility exceed 50% of the committed facility. The interest and fees are based on the Company's current debt rating. Under the New Credit Agreement, NAI may request an increase in the amount of the credit facility up to a maximum amount of $2.5 billion. The New Credit Agreement is available for the general corporate purposes of NAI, the Company and its subsidiaries. The maturity date is in May 2012, however, NAI may request that the Lenders' commitments be renewed for up to two additional one year periods. At June 30, 2007, letters of credit representing approximately $121 million were issued under the New Credit Agreement.

Commitments and Guarantees

The Company has commitments under certain firm contractual arrangements ("firm commitments") to make future payments. These firm commitments secure the future rights to various assets and services to be used in the normal course of operations. The following table summarizes the Company's material firm commitments as of June 30, 2007.

As of June 30, 2007	Payments Due by Period				
	Total	1 year	2-3 years	4-5 years	After 5 years
	(in millions)				
Contracts for capital expenditure					
Land and buildings	$ 75	$ 68	$ 7	$ —	$ —
Plant and machinery	373	353	20	—	—
Operating leases[a]					
Land and buildings	3,078	259	453	386	1,980
Plant and machinery	935	203	256	165	311
Other commitments					
Borrowings	10,871	355	430	107	9,979
Exchangeable securities	1,631	—	1,502	—	129
News America Marketing[b]	428	94	166	102	66
Sports programming rights[c]	17,092	2,908	4,855	3,990	5,339
Entertainment programming rights	3,631	1,566	1,395	433	237
Other commitments and contractual obligations[d]	2,263	674	418	314	857
Total commitments, borrowings and contractual obligations	$40,377	$6,480	$9,502	$5,497	$18,898

The Company also has certain contractual arrangements in relation to certain investees that would require the Company to make payments or provide funding if certain circumstances occur ("contingent guarantees"). The Company does not expect that these contingent guarantees will result in any material amounts being paid by the Company in the foreseeable future. The timing of the amounts presented in the table below reflect when the maximum contingent guarantees will expire and does not indicate that the Company expects to incur an obligation to make payments during that time frame.

As of June 30, 2007	Total Amounts Committed	Amount of Guarantees Expiration Per Period			
		1 year	2-3 years	4-5 years	After 5 years
	(in millions)				
Contingent guarantees:					
Programming rights[e]	$523	$ 21	$ 73	$135	$294
Affiliate borrowings[f]	65	65	—	—	—
Other	19	19	—	—	—
	$607	$105	$ 73	$135	$294

(a) The Company leases transponders, office facilities, warehouse facilities, equipment and microwave transmitters used to carry broadcast signals. These leases, which are classified as operating leases, expire at certain dates through fiscal 2090. In addition, the Company leases various printing plants, which leases expire at various dates through fiscal 2095.
(b) News America Marketing ("NAMG"), a leading provider of in-store marketing products and services primarily to consumer packaged goods manufacturers, enters into agreements with retailers to occupy space for the display of point of sale advertising.
(c) The Company's contract with MLB gives the Company rights to telecast certain regular season and post season games, as well as exclusive rights to telecast MLB's World Series and All-Star Game for a seven-year term through the 2013 MLB season.

Under the Company's contract with NFL, remaining future minimum payments for program rights to broadcast certain football games are payable over the remaining term of the contract through fiscal 2012.

The Company's contracts with NASCAR give the Company rights to broadcast certain races and ancillary content through calendar year 2014.

Under the Company's contract with the BCS, remaining future minimum payments for program rights to broadcast the BCS are payable over the remaining term of the contract through fiscal 2010.

In addition, the Company has certain other local sports broadcasting rights.
(d) The Company is upgrading its printing presses with new automated technology that once fully on line, are expected to lower production costs and improve newspaper quality including expanded color. As part of this initiative, the Company entered into several third party printing contracts in the United Kingdom expiring in fiscal 2022.

The Company has an eight year agreement with Nielsen Media Research ("Nielsen") under which Nielsen provides audience measurement services for 49 of the Company's subsidiaries and affiliates.
(e) A joint-venture in which the Company owns a 50% equity interest, entered into an agreement for global programming rights. Under the terms of the agreement, the Company and the other joint-venture partner have jointly guaranteed the programming rights obligation.
(f) The Company has guaranteed a bank loan facility of $65 million (¥7.97 billion) for an affiliate. The facility covers a term loan which matures in June 2008 and an agreement for an overdraft. The Company would be liable under this guarantee, to the extent of default by the affiliate.

As of June 30, 2007, the Company was contractually obligated for approximately $242 million and $42 million in the United Kingdom and Australia, respectively, for new printing plants and related costs. All firm commitments related to these projects are included in the capital expenditure lines disclosed in the commitments table above.

The table excludes the Company's pension and other postretirement benefits ("OPEB") obligations. The Company made voluntary contributions of $67 million and $149 million to its pension plans in fiscal 2007 and fiscal 2006, respectively. Future plan contributions are dependent upon actual plan asset returns and interest rates. Assuming that actual plan asset returns are consistent with the Company's expected plan return of 7% in fiscal 2008 and beyond, and that interest rates remain constant, the Company would not be required to make any material contributions to its pension plans to satisfy minimum statutory funding requirements for the foreseeable future. The Company expects to make voluntary contributions of approximately $60 million to its pension plans in fiscal 2008. Payments due to participants under the Company's pension plans are primarily paid out of the underlying trusts. Payments due under the Company's OPEB plans are not required to be funded in advance, but are paid as medical costs are incurred by covered retiree populations, and are principally dependent upon the future cost of retiree medical benefits under the Company's pension plans. The Company expects its OPEB payments to approximate $7 million in fiscal 2008. See Note 16 to the accompanying Consolidated Financial Statements of News Corporation for further discussion of the Company's pension and OPEB plans.

Contingencies

The Company's wholly-owned subsidiary, News Outdoor owns and operates outdoor advertising companies and also owns approximately 73% of Media Support Services Limited ("MSS"), an outdoor advertising company in Russia. The minority stockholders of MSS had the right to sell a portion of their interests to News Outdoor during the first quarter of fiscal 2007 and exercised those rights. In certain limited circumstances, the minority stockholders of MSS have the right to sell, and News Outdoor has the right to purchase, the remaining minority interests at fair market value. The Company believes that the exercise of these sale rights, if any, will not have a material effect on its consolidated financial condition, future results of operations or liquidity. In June 2007, the Company announced that it intends to explore strategic options for News Outdoor in connection with News Outdoor's continued development plans. These strategic options include, but are not limited to, exploring the opportunity to expand News Outdoor's existing shareholder group through new strategic and private equity partners.

Other than previously disclosed in the notes to these consolidated financial statements, the Company is party to several purchase and sale arrangements which become exercisable over the next ten years by the Company or the counter-party to the agreement. In the next twelve months, none of these arrangements that become exercisable are material. Purchase arrangements that are exercisable by the counter-party to the agreement, and that are outside the sole control of the Company are accounted for in accordance with EITF No. D-98 "Classification and Measurement of Redeemable Securities". Accordingly, the fair values of such purchase arrangements are classified in Minority interest liabilities.

The Company experiences routine litigation in the normal course of its business. The Company believes that none of its pending litigation will have a material adverse effect on its consolidated financial condition, future results of operations or liquidity.

The Company's operations are subject to tax in various domestic and international jurisdictions and as a matter of course, the Company is regularly audited by federal, state and foreign tax authorities. The Company believes it has appropriately accrued for the expected outcome of all pending tax matters and does not currently anticipate that the ultimate resolution of pending tax matters will have a material adverse effect on its consolidated financial condition, future results of operations or liquidity.

Related Party Transactions

Immediately prior to and as part of the Reorganization, the Company acquired from certain trusts, the beneficiaries of which include Mr. K.R. Murdoch, members of his family and certain charities ("the Murdoch Trusts"), the 58% shareholding in QPL which was not already owned by the Company's predecessor through the acquisition of the Cruden Group of companies ("the Cruden/QPL Transaction"). The principal assets of the Cruden Group were shares of News Corporation and a 58% interest in QPL. QPL owns a publishing business which includes two metropolitan and eight regional newspapers in Queensland, Australia, as well as shares in News Corporation. Following this transaction, Mr. K.R. Murdoch and the Murdoch Trusts owned approximately 29.5% of the Company's Class B Common Stock.

Critical Accounting Policies

An accounting policy is considered to be critical if it is important to the Company's financial condition and results, and if it requires significant judgment and estimates on the part of management in its application. The development and selection of these critical accounting policies have been determined by management of the Company and the related disclosures have been reviewed with the Audit Committee of the Board. For a summary of all of the Company's significant accounting policies, see Note 2 to the accompanying Consolidated Financial Statements of News Corporation.

Use of Estimates

The preparation of the Company's consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts that are reported in the consolidated financial statements and accompanying disclosures. Although these estimates are based on management's best knowledge of current events and actions that the Company may undertake in the future, actual results may differ from the estimates.

Revenue Recognition

Filmed Entertainment–Revenues from distribution of feature films are recognized in accordance with SOP 00-2. Revenues from the theatrical distribution of motion pictures are recognized as they are exhibited and revenues from home video and DVD sales, net of a reserve for estimated returns, together with related costs, are recognized on the date that video and DVD units are made widely available for sale by retailers and all Company-imposed restrictions on the sale of video and DVD units have expired. Revenues from television distribution are recognized when the motion picture or television program is made available to the licensee for broadcast.

Management bases its estimates of ultimate revenue for each film on the historical performance of similar films, incorporating factors such as the past box office record of the lead actors and actresses, the genre of the film, pre-release market research (including test market screenings) and the expected number of theaters in which the film will be released. Management updates such estimates based on information available on the actual results of each film through its life cycle.

License agreements for the telecast of theatrical and television product in the broadcast network, syndicated television and cable television markets are routinely entered into in advance of their available date for telecast. Cash received and amounts billed in connection with such contractual rights for which revenue is not yet recognizable is classified as deferred revenue. Because deferred revenue generally relates to contracts for the licensing of theatrical and television product which have already been produced, the recognition of revenue for such completed product is principally only dependent upon the commencement of the availability period for telecast under the terms of the related licensing agreement.

Television, Cable Network Programming and Direct Broadcast Satellite–Advertising revenue is recognized as the commercials are aired, net of agency commissions. Subscriber fees received from subscribers, cable systems and DBS operators are recognized as revenue in the period that services are provided, net of amortization of cable distribution investments. The Company defers the cable distribution investments and amortizes the amounts on a straight-line basis over the contract period.

Filmed Entertainment and Television Programming Costs

Accounting for the production and distribution of motion pictures and television programming is in accordance with SOP 00-2, which requires management's judgment as it relates to total revenues to be received and costs to be incurred throughout the life of each program or its license period. These judgments are used to determine the amortization of capitalized filmed entertainment and television programming costs, the expensing of participation and residual costs associated with revenues earned and any fair value adjustments.

In accordance with SOP 00-2, the Company amortizes filmed entertainment and television programming costs using the individual-film-forecast method. Under the individual-film-forecast method, such programming costs are amortized for each film or television program in the ratio that current period actual revenue for such title bears to management's estimated remaining unrecognized ultimate revenue as of the beginning of the current fiscal year to be recognized over approximately a six year period or operating profits to be realized from all media and markets for such title. Management bases its estimates of ultimate revenue for each film on factors such as historical performance of similar films, the star power of the lead actors and actresses and once released actual results of each film. For each television program, management bases its estimates of ultimate revenue on the performance of the television programming in the initial markets, the existence of future firm commitments to sell additional episodes of the program and the past performance of similar television programs. Management regularly reviews, and revises when necessary, its total revenue estimates on a title-by-title basis, which may result in a change in the rate of amortization and/or a write down of the asset to fair value.

The costs of national sports contracts at FOX and for international sports rights agreements are charged to expense based on the ratio of each period's operating profit to estimated total remaining operating profit of the contract. Estimates of total operating profit can change and accordingly, are reviewed periodically and amortization is adjusted as necessary. Such changes in the future could be material.

The costs of local and regional sports contracts, which are for a specified number of events, are amortized on an event-by-event basis. Those costs, which are for a specified season, are amortized over the season on a straight-line basis, and if applicable, a portion of the cost is allocated to rebroadcasts.

Original cable programming is amortized on an accelerated basis. Management regularly reviews, and revises when necessary, its total revenue estimates on a contract basis, which may result in a change in the rate of amortization and/or a write down of the asset to fair value.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost and are depreciated on a straight-line method over the estimated useful lives of such assets. Changes in circumstances such as technological advances, changes to the Company's business model or capital strategy could result in the actual useful lives differing from the Company's estimates. In those cases where the Company determines that the useful life of buildings and equipment should be shortened, the Company would depreciate the asset over its revised remaining useful life thereby increasing depreciation expense.

Intangible Assets

The Company has a significant amount of intangible assets, including goodwill, FCC licenses, and other copyright products and trademarks. Intangible assets acquired in business combinations are recorded at their estimated fair market value at the date of acquisition. Goodwill is recorded as the difference between the cost of acquiring an entity and the estimated fair values assigned to its tangible and identifiable intangible net assets and is assigned to one or more reporting units for purposes of testing for impairment. The judgments made in determining the estimated fair value assigned to each class of intangible assets acquired, their reporting unit, as well as their useful lives can significantly impact net income.

The Company accounts for its business acquisitions under the purchase method of accounting. The total cost of acquisitions is allocated to the underlying net assets, based on their respective estimated fair values. The excess of the purchase price over the estimated fair values of the tangible net assets acquired is recorded as intangibles. Amounts recorded as goodwill are assigned to one or more reporting units. Determining the fair value of assets acquired and liabilities assumed requires management's judgment and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash inflows and outflows, discount rates, asset lives and market multiples, among other items. Identifying reporting units and assigning goodwill thereto requires judgment involving the aggregation of business units with similar economic characteristics and the identification of existing business units that benefit from the acquired goodwill.

Carrying values of goodwill and intangible assets with indefinite lives are reviewed at least annually for possible impairment in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets". The Company's impairment review is based on, among other methods, a discounted cash flow approach that requires significant management judgments. Impairment occurs when the carrying value of the reporting unit exceeds the discounted present value of the cash flows for that reporting unit. An impairment charge is recorded for the difference between the carrying value and the net present value of estimated future cash flows, which represents the estimated fair value of the asset. The Company uses its judgment in assessing whether assets may have become impaired between annual valuations. Indicators such as unexpected adverse economic factors, unanticipated technological change or competitive activities, loss of key personnel and acts by governments and courts, may signal that an asset has become impaired.

For all of its television station acquisitions through June 30, 2005, the Company utilized the "residual" method to estimate the fair value of the stations' FCC licenses. Effective July 1, 2005, the Company adopted EITF D-108. EITF D-108 requires companies who have applied the residual value method in the valuation of acquired identifiable intangibles for purchase accounting and impairment testing to now use a direct valuation method. The direct valuation method used for FCC licenses requires, among other inputs, the use of published industry data that are based on subjective judgments about future advertising revenues in the markets where the Company owns television stations. This method also involves the use of management's judgment in estimating an appropriate discount rate reflecting the risk of a market participant in the U.S. broadcast industry. The resulting fair values for FCC licenses are sensitive to these long-term assumptions and any variations to such assumptions could result in an impairment to existing carrying values in future periods and such impairment could be material.

Income Taxes

The Company is subject to income taxes in the U.S. and numerous foreign jurisdictions in which it operates. The Company computes its annual tax rate based on the statutory tax rates and tax planning opportunities available to it in the various jurisdictions in which it earns income. Significant judgment is required in determining the Company's annual provision for income taxes and in evaluating its tax positions. The Company establishes reserves for tax-related uncertainties based on evaluations of the probability of whether additional taxes and related interest and penalties will be due. The Company adjusts these reserves based on changing facts and circumstances and it is often difficult to predict the final outcome or the timing of resolution of any particular tax matter. The Company believes that its reserves reflect the probable outcome of known tax matters.

The Company records valuation allowances to reduce deferred tax assets to the amount that is more likely than not to be realized. In making this assessment, management analyzes future taxable income, reversing temporary differences and ongoing tax planning strategies. Should a change in circumstances lead to a change in judgment about the realizability of deferred tax assets in future years, the Company would adjust related valuation allowances in the period that the change in circumstances occurs, along with a corresponding increase or charge to income.

Employee Costs

In June 2007, the Company adopted SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R)" ("SFAS No. 158"). SFAS No. 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the fiscal year in which the changes occur through comprehensive income. (See Note 16 to the Consolidated Financial Statements of News Corporation)

The following table summarizes the incremental effects of the initial adoption of SFAS No. 158 on the Company's consolidated balance sheet as of June 30, 2007:

	Before application of SFAS No.158	SFAS No. 158 adjustment	Aft application SFAS No. 1
		(in millions)	
Intangible assets	$11,710	$ (7)	$11,70
Other non-current assets	1,096	(274)	82
Total assets	62,624	(281)	62,34
Other liabilities	3,301	18	3,31
Deferred income taxes	5,999	(100)	5,89
Total stockholders' equity	33,121	(199)	32,92
Total liabilities and stockholders' equity	62,624	(281)	62,34

The Company maintains defined benefit pension plans covering a majority of its employees and retirees. For financial reporting purposes, net periodic pension expense (income) is calculated based upon a number of actuarial assumptions, including a discount rate for plan obligations and an expected rate of return on plan assets. The Company considers current market conditions, includin changes in investment returns and interest rates, in making these assumptions. In developing the expected long-term rate of returr the Company considered the pension portfolio's past average rate of returns, and future return expectations of the various asset classes. The expected long-term rate of return is based on an asset allocation assumption of 60% equities, 37% fixed-income securities and 3% in all other investments.

The discount rate reflects the market rate for high-quality fixed-income investments on the Company's annual measurement date of June 30 and is subject to change each year. The discount rate assumptions used to account for pension and other postretirement benefit plans reflect the rates at which the benefit obligations could be effectively settled. The rate was determined based on a cash flow matching technique whereby a hypothetical portfolio of high quality debt securities was constructed that mirrors the specific benefit obligations for each of the Company's primary plans where appropriate.

The key assumptions used in developing the Company's fiscal 2007, 2006 and 2005 net periodic pension expense (income) fc its plans consists of the following:

	2007	2006	2005
		($ in millions)	
Discount rate used to determine net periodic benefit cost	5.9%	5.1%	5.7
Assets:			
Expected rate of return	7.0%	7.5%	7.5
Expected return	$ 135	$ 122	$ 111
Actual return	$ 232	$ 186	$ 160
Gain	$ 97	$ 64	$ 49
One year actual return	12.3%	11.1%	10.8
Five year actual return	9.0%	4.7%	1.7

The weighted average discount rate is volatile from year to year because it is determined based upon the prevailing rates in the United States, the United Kingdom and Australia as of the measurement date. The Company will utilize a weighted average discou rate of 6.0% in calculating the fiscal 2008 net periodic pension expense for its plans. The Company will continue to use a weighte average long-term rate of return of 7% for fiscal 2008 based principally on a combination of asset mix and historical experience of actual plan returns. The net losses on the Company's pension plans were $301 million at June 30, 2007, a decrease from $348 million at June 30, 2006. This decrease of $47 million was due primarily to an actual plan asset return of 12% in fiscal 2007, which was higher than the expected rate of return of 7%, and loss amortization in fiscal 2007. The net losses at June 30, 2006 were primarily a result of economic conditions and the strengthening of the mortality assumptions. Economic conditions impacting the plan were the lower interest rate environment for high-quality fixed income debt instruments over the past five years and the downturn in the equity markets in the earlier part of this decade. These deferred losses are being systematically recognized in future net periodic pension expense in accordance with SFAS No. 87, "Employers Accounting for Pensions" ("SFAS No. 87"). Unrecognized losses in excess of 10% of the greater of the market-related value of plan assets or the plans projected benefit obligation are recognized over the average future service of the plan participants.

The Company made contributions of $67 million, $149 million and $236 million to its pension plans in fiscal 2007, 2006 and 2005, respectively. These were primarily voluntary contributions made to improve the funded status of the plans which were impacted by a declining interest rate environment, as well as the downturn of the equity markets earlier in this decade. Future plan contributions are dependent upon actual plan asset returns and interest rate movements. Assuming that actual plan returns are consistent with the Company's expected plan returns in fiscal 2008 and beyond, and that interest rates remain constant, the Company would not be required to make any statutory contributions to its primary U.S. pension plans for the foreseeable future.

Changes in net periodic pension expense may occur in the future due to changes in the Company's expected rate of return on plan assets and discount rate resulting from economic events. The following table highlights the sensitivity of the Company's pension obligations and expense to changes in these assumptions, assuming all other assumptions remain constant:

Changes in Assumption	Impact on Annual Pension Expense	Impact on PBO
0.25 percentage point decrease in discount rate	Increase $12 million	Increase $87 million
0.25 percentage point increase in discount rate	Decrease $12 million	Decrease $87 million
0.25 percentage point decrease in expected rate of return on assets	Increase $6 million	—
0.25 percentage point increase in expected rate of return on assets	Decrease $6 million	—

Net periodic pension expense for the Company's pension plans is expected to be approximately $80 million in fiscal 2008 which is consistent with fiscal 2007.

Recent Accounting Pronouncements

See Note 2 to the Consolidated Financial Statements of News Corporation for discussion of recent accounting pronouncements.

The Company has exposure to several types of market risk: changes in foreign currency exchange rates, interest rates and stock prices. The Company neither holds nor issues financial instruments for trading purposes.

The following sections provide quantitative information on the Company's exposure to foreign currency exchange rate risk, interest rate risk and stock price risk. It makes use of sensitivity analyses that are inherently limited in estimating actual losses in fair value that can occur from changes in market conditions.

Foreign Currency Exchange Rates

The Company conducts operations in four principal currencies: the U.S. dollar, the British pound sterling, the Euro and the Australian dollar. These currencies operate as the functional currency for the Company's U.S., European (including the United Kingdom) and Australian operations, respectively. Cash is managed centrally within each of the three regions with net earnings reinvested locally and working capital requirements met from existing liquid funds. To the extent such funds are not sufficient to meet working capital requirements, drawdowns in the appropriate local currency are available from intercompany borrowings. Since earnings of the Company's Australian and European (including the United Kingdom) operations are expected to be reinvested in those businesses indefinitely, the Company does not hedge its investment in the net assets of those foreign operations.

At June 30, 2007, the Company's outstanding financial instruments with foreign currency exchange rate risk exposure had an aggregate fair value of $201 million (including the Company's non-U.S. dollar-denominated fixed rate debt). The potential increase in the fair values of these instruments resulting from a 10% adverse change in quoted foreign currency exchange rates would be approximately $25 million at June 30, 2007.

Interest Rates

The Company's current financing arrangements and facilities include $12.5 billion of outstanding debt with fixed interest and the New Credit Agreement, which carries variable interest. Fixed and variable rate debts are impacted differently by changes in interest rates. A change in the interest rate or yield of fixed rate debt will only impact the fair market value of such debt, while a change in the interest rate of variable debt will impact interest expense as well as the amount of cash required to service such debt. As of June 30, 2007, substantially all of the Company's financial instruments with exposure to interest rate risk was denominated in U.S. dollars and had an aggregate fair market value of $13.2 billion. The potential change in fair value for these financial instruments from an adverse 10% change in quoted interest rates across all maturities, often referred to as a parallel shift in the yield curve, would be approximately $643 million at June 30, 2007.

Stock Prices

The Company has common stock investments in several publicly traded companies that are subject to market price volatility. These investments principally represent the Company's equity affiliates and have an aggregate fair value of approximately $21,608 million as of June 30, 2007. A hypothetical decrease in the market price of these investments of 10% would result in a fair value of approximately $19,447 million. Such a hypothetical decrease would result in a decrease in comprehensive income of approximately $23 million, as any changes in fair value of the Company's equity affiliates are not recognized unless deemed other-than-temporary, as these investments are accounted for under the equity method.

In accordance with SFAS No. 133, the Company has recorded the conversion feature embedded in its exchangeable debentures in other liabilities. At June 30, 2007, the fair value of this conversion feature is $352 million and is sensitive to movements in the share price of one of the Company's publicly traded equity affiliates. A significant variance in the price of the underlying stock could have a material impact on the operating results of the Company. A 10% increase in the price of the underlying shares, holding other factors constant, would increase the fair value of the call option by approximately $115 million.

News Corporation
Index to Consolidated Financial Statements

Management's Report on Internal Control Over Financial Reporting

Management of News Corporation is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. News Corporation's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of News Corporation;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America;
- provide reasonable assurance that receipts and expenditures of News Corporation are being made only in accordance with authorization of management and directors of News Corporation; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.

Internal control over financial reporting includes the controls themselves, monitoring and internal auditing practices and actions taken to correct deficiencies as identified.

Because of its inherent limitations, internal control over financial reporting, no matter how well designed, may not prevent or detect misstatements. Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Also, the effectiveness of internal control over financial reporting was made as of a specific date. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of News Corporation's internal control over financial reporting as of June 30, 2007. Management based this assessment on criteria for effective internal control over financial reporting described in "*Internal Control–Integrated Framework*" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management's assessment included an evaluation of the design of News Corporation's internal control over financial reporting and testing of the operational effectiveness of its internal control over financial reporting. Management reviewed the results of its assessment with the Audit Committee of News Corporation's Board of Directors.

Based on this assessment, management determined that, as of June 30, 2007, News Corporation maintained effective internal control over financial reporting.

Ernst & Young LLP, the independent registered public accounting firm who audited and reported on the consolidated financial statements of News Corporation included in this report, has issued an attestation report on management's assessment of internal control over financial reporting.

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

To the Stockholders and Board of Directors of News Corporation:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that News Corporation maintained effective internal control over financial reporting as of June 30, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). News Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that News Corporation maintained effective internal control over financial reporting as of June 30, 2007 is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, News Corporation maintained, in all material respects, effective internal control over financial reporting as of June 30, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of News Corporation as of June 30, 2007 and 2006, and the related consolidated statements of operations, cash flows, and stockholders' equity and other comprehensive income (loss) for each of the three years in the period ended June 30, 2007 of News Corporation, and our report dated August 23, 2007 expressed an unqualified opinion thereon.

Ernst + Young LLP

New York, New York
August 23, 2007

Report of Independent Registered Public Accounting Firm on Financial Statements

To the Stockholders and Board of Directors of News Corporation:

We have audited the accompanying consolidated balance sheets of News Corporation as of June 30, 2007 and 2006, and the related consolidated statements of operations, cash flows, and stockholders' equity and other comprehensive income (loss) for each of the three years in the period ended June 30, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of News Corporation at June 30, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 2007 in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the financial statements, the Company changed its methods of accounting for stock based compensation and the valuation of certain acquired identifiable intangible assets, effective July 1, 2005, and pension and other post-retirement obligations, effective June 30, 2007.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of News Corporation's internal control over financial reporting as of June 30, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 23, 2007 expressed an unqualified opinion thereon.

Ernst + Young LLP

New York, New York
August 23, 2007

Consolidated Statements of Operations

(in millions, except per share amounts)

For the years ended June 30,	2007	2006	2005
Revenues	$28,655	$25,327	$23,859
Expenses:			
Operating	18,645	16,593	15,901
Selling, general and administrative	4,655	3,982	3,697
Depreciation and amortization	879	775	648
Other operating charges	24	109	49
Operating income	4,452	3,868	3,564
Other income (expense):			
Interest expense, net	(524)	(545)	(536)
Equity earnings of affiliates	1,019	888	355
Other, net	359	194	178
Income from continuing operations before income tax expense and minority interest in subsidiaries	5,306	4,405	3,561
Income tax expense	(1,814)	(1,526)	(1,220)
Minority interest in subsidiaries, net of tax	(66)	(67)	(213)
Income from continuing operations	3,426	2,812	2,128
Gain on disposition of discontinued operations, net of tax	—	515	—
Income before cumulative effect of accounting change	3,426	3,327	2,128
Cumulative effect of accounting change, net of tax	—	(1,013)	—
Net income	$ 3,426	$ 2,314	$ 2,128
Basic earnings per share:			
Income from continuing operations			
Class A	$ 1.14	$ 0.92	$ 0.74
Class B	$ 0.95	$ 0.77	$ 0.62
Net Income			
Class A	$ 1.14	$ 0.76	$ 0.74
Class B	$ 0.95	$ 0.63	$ 0.62
Diluted earnings per share:			
Income from continuing operations			
Class A	$ 1.14	$ 0.92	$ 0.73
Class B	$ 0.95	$ 0.77	$ 0.61
Net Income			
Class A	$ 1.14	$ 0.76	$ 0.73
Class B	$ 0.95	$ 0.63	$ 0.61

The accompanying notes are an integral part of these audited consolidated financial statements.

Consolidated Balance Sheets

(in millions, except share and per share amounts)

As of June 30,	2007	2006
Assets:		
Current assets:		
Cash and cash equivalents	$ 7,654	$ 5,783
Receivables, net	5,842	5,150
Inventories, net	2,039	1,840
Other	371	350
Total current assets	15,906	13,123
Non-current assets:		
Receivables	437	593
Investments	11,413	10,601
Inventories, net	2,626	2,410
Property, plant and equipment, net	5,617	4,755
Intangible assets, net	11,703	11,446
Goodwill	13,819	12,548
Other non-current assets	822	1,173
Total non-current assets	46,437	43,526
Total assets	$62,343	$56,649
Liabilities and Stockholders' Equity:		
Current liabilities:		
Borrowings	$ 355	$ 42
Accounts payable, accrued expenses and other current liabilities	4,545	4,047
Participations, residuals and royalties payable	1,185	1,007
Program rights payable	940	801
Deferred revenue	469	476
Total current liabilities	7,494	6,373
Non-current liabilities:		
Borrowings	12,147	11,385
Other liabilities	3,319	3,536
Deferred income taxes	5,899	5,200
Minority interest in subsidiaries	562	281
Commitments and contingencies		
Stockholders' Equity:		
Class A common stock(1)	21	22
Class B common stock(2)	10	10
Additional paid-in capital	27,333	28,153
Retained earnings and accumulated other comprehensive income	5,558	1,689
Total stockholders' equity	32,922	29,874
Total liabilities and stockholders' equity	$62,343	$56,649

(1) **Class A common stock**, $0.01 par value per share, 6,000,000,000 shares authorized, 2,139,585,571 shares and 2,169,184,961 shares issued and outstanding, net of 1,777,593,698 and 1,777,837,008 treasury shares at par at June 30, 2007 and 2006, respectively.

(2) **Class B common stock**, $0.01 par value per share, 3,000,000,000 shares authorized, 986,520,953 shares and 986,530,368 shares issued and outstanding, net of 313,721,702 treasury shares at par at June 30, 2007 and 2006, respectively.

The accompanying notes are an integral part of these audited consolidated financial statements.

Consolidated Statements of Cash Flows

(in millions)

For the years ended June 30,	2007	2006	2005
Operating activities:			
Net income	$ 3,426	$ 2,314	$ 2,128
Gain on disposition of discontinued operations, net of tax	—	(515)	—
Cumulative effect of accounting change, net of tax	—	1,013	—
Income from continuing operations	3,426	2,812	2,128
Adjustments to reconcile income from continuing operations to cash provided by operating activities:			
Depreciation and amortization	879	775	648
Amortization of cable distribution investments	77	103	117
Equity earnings of affiliates	(1,019)	(888)	(355)
Cash distributions received from affiliates	255	233	138
Other, net	(359)	(194)	(178)
Minority interest in subsidiaries, net of tax	66	67	213
Change in operating assets and liabilities, net of acquisitions:			
Receivables and other assets	(169)	(765)	7
Inventories, net	(360)	(508)	206
Accounts payable and other liabilities	1,314	1,622	447
Net cash provided by operating activities	4,110	3,257	3,371
Investing activities:			
Property, plant and equipment, net of acquisitions	(1,308)	(976)	(901)
Acquisitions, net of cash acquired	(1,059)	(1,989)	(69)
Investments in equity affiliates	(121)	(89)	(106)
Other investments	(328)	(28)	(27)
Proceeds from sale of investments and other non-current assets	740	412	800
Proceeds from disposition of discontinued operations	—	610	—
Net cash used in investing activities	(2,076)	(2,060)	(303)
Financing activities:			
Borrowings	1,196	1,159	1,841
Repayment of borrowings	(198)	(865)	(2,110)
Cash on deposit	—	—	275
Issuance of shares	392	232	88
Repurchase of shares	(1,294)	(2,027)	(535)
Dividends paid	(369)	(431)	(240)
Net cash used in financing activities	(273)	(1,932)	(681)
Net increase (decrease) in cash and cash equivalents	1,761	(735)	2,387
Cash and cash equivalents, beginning of year	5,783	6,470	4,051
Exchange movement of opening cash balance	110	48	32
Cash and cash equivalents, end of year	$ 7,654	$ 5,783	$ 6,470

The accompanying notes are an integral part of these audited consolidated financial statements.

Consolidated Statements of Stockholders' Equity and Other Comprehensive Income (Loss)

(in millions)

For the years ended June 30,	2007 Shares	2007 Amount	2006 Shares	2006 Amount	2005 Shares	2005 Amount
Class A common stock:						
Balance, beginning of year	2,169	$ 22	2,237	$ 22	1,935	$ 19
Acquisitions	—	—	2	—	2,049	20
Shares issued	28	—	50	1	8	—
Treasury shares	—	—	(38)	—	(1,740)	(17)
Shares repurchased	(58)	(1)	(82)	(1)	(15)	—
Balance, end of year	2,139	21	2,169	22	2,237	22
Class B common stock:						
Balance, beginning of year	987	10	1,030	10	1,050	11
Acquisitions	—	—	—	—	308	3
Shares issued	—	—	—	—	1	—
Treasury shares	—	—	—	—	(314)	(3)
Shares repurchased	—	—	(43)	—	(15)	(1)
Balance, end of year	987	10	987	10	1,030	10
Additional Paid-In Capital:						
Balance, beginning of year		28,153		30,044		23,636
Acquisitions		—		33		20,629
Issuance of shares		394		750		76
Repurchase of shares		(1,293)		(2,026)		(535)
Treasury shares		—		(592)		(13,528)
Dividends declared		—		(239)		(255)
Other		79		183		21
Balance, end of year		27,333		28,153		30,044
Retained Earnings (Accumulated Deficit):						
Balance, beginning of year		1,609		(527)		(2,655)
Net income		3,426		2,314		2,128
Dividends declared		(362)		(178)		—
Change in value of minority put arrangements and other		(60)		—		—
Balance, end of year		4,613		1,609		(527)
Accumulated Other Comprehensive Income (Loss):						
Balance, beginning of year		80		(172)		(136)
Adoption of Statement of Financial Accounting Standards Statement No. 158, net of tax		(199)		—		—
Other comprehensive income (loss), net of income tax expense of $(1) million, $(124) million and $(46) million		1,064		252		(36)
Balance, end of year		945		80		(172)
Retained Earnings (accumulated deficit) and accumulated other comprehensive income (loss), end of year		5,558		1,689		(699)
Total Stockholders' Equity		$32,922		$29,874		$ 29,377
Comprehensive Income (Loss):						
Net income		3,426		2,314		2,128
Other comprehensive income (loss), net of tax:						
Unrealized holding (losses) gains on securities		121		(64)		(94)
Minimum pension liability adjustment		73		167		(34)
Foreign currency translation adjustments		870		149		92
Total other comprehensive income (loss), net of tax		1,064		252		(36)
Total comprehensive income		$ 4,490		$ 2,566		$ 2,092

The accompanying notes are an integral part of these audited consolidated financial statements.

Notes to the Consolidated Financial Statements

Note 1 Description of Business

On November 12, 2004, a new Delaware corporation named News Corporation (for periods after November 12, 2004, the "Company") became, through a wholly-owned subsidiary named News Australia Holdings Pty Ltd ("News Australia Holdings"), the parent of News Holdings Inc. (formerly known as The News Corporation Limited), an Australian corporation ("TNCL" or for periods prior to November 12, 2004, the "Company"). These transactions are collectively referred to as the "Reorganization."

In the Reorganization, all outstanding TNCL ordinary shares and preferred limited voting ordinary shares were cancelled and shares of the Company's Class A common stock, par value $0.01 per share ("Class A Common Stock"), and Class B common stock, par value $0.01 per share ("Class B Common Stock"), were issued in exchange on a one-for-two share basis. The consolidated financial statements have been presented as if the one-for-two share exchange took place on July 1, 2004.

On November 12, 2004, as part of the Reorganization, News Corporation acquired from the A.E. Harris Trust (the "Harris Trust") the approximate 58% shareholding in Queensland Press Pty Limited ("QPL") not already owned by TNCL through the acquisition of the Cruden Group of companies. The principal assets of the Cruden Group were the shareholding in QPL and shares of TNCL. (See Note 3—Acquisitions, Disposals and Other Transactions)

News Corporation and its subsidiaries (together, "News Corporation" or the "Company") is a Delaware corporation, incorporated in 2004 (See Note 3—Acquisitions, Disposals and Other Transactions). News Corporation is a diversified entertainment company, which manages and reports its businesses in eight segments: Filmed Entertainment, which principally consists of the production and acquisition of live-action and animated motion pictures for distribution and licensing in all formats in all entertainment media worldwide, and the production of television programming worldwide Television, which principally consists of the operation of broadcast television stations in the United States; the broadcasting of network programming in the United States through the Fox Broadcasting Company ("FOX") and MyNetworkTV, Inc. ("MyNetworkTV"); and the development, production and broadcasting of television programming in Asia through Star Group Limited ("STAR"); Cable Network Programming, which principally consists of the production and licensing of programming distributed through cable television systems and direct broadcast satellite ("DBS") operators primarily in the United States; Direct Broadcast Satellite Television, which principally consists of the distribution of premium programming services via satellite and broadband directly to subscribers in Italy through SKY Italia; Magazines and Inserts, which principally consists of the publication of free-standing inserts, which are promotional booklets containing consumer offers distributed through insertion in local Sunday newspapers in the United States, and providing in-store marketing products and services, primarily to consumer packaged goods manufacturers in the United States and Canada; Newspapers, which principally consists of the publication of four national newspapers in the United Kingdom, the publication of approximately 145 newspapers in Australia, and the publication of a mass circulation, metropolitan morning newspaper in the United States; Book Publishing, which principally consists of the publication of English language books throughout the world through HarperCollins; and Other, which includes NDS Group plc ("NDS"), which is engaged in the business of supplying digital technology and services, enabling and supporting digital pay-television platform operators and content providers; News Outdoor Group ("News Outdoor"), an advertising business which offers display advertising primarily in outdoor locations throughout Russia and Eastern Europe; and Fox Interactive Media ("FIM"), which operates the Company's Internet activities.

Note 2 Summary of Significant Accounting Policies

Principles of consolidation

The consolidated financial statements include the accounts of all majority-owned and controlled subsidiaries. In addition, the Company evaluates its relationships with other entities to identify whether they are variable interest entities as defined by Financial Accounting Standards Board ("FASB") Interpretation No. ("FIN") 46R, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" ("FIN 46R"), and to assess whether it is the primary beneficiary of such entities. If the determination is made that the Company is the primary beneficiary, then that entity is consolidated in accordance with FIN 46R.

All significant intercompany accounts and transactions have been eliminated in consolidation, including the intercompany portion of transactions with equity method investees.

Certain fiscal 2006 and fiscal 2005 amounts have been reclassified to conform to the fiscal 2007 presentation.

The Company maintains a 52-53 week fiscal year ending on the Sunday nearest to June 30th. Fiscal 2007 ended on July 1, 2007 and was comprised of 52 weeks. Fiscal 2006 ended on July 2, 2006 and was comprised of 52 weeks and fiscal 2005 ended on July 3, 2005 and was comprised of 53 weeks. For convenience purposes, the Company continues to date its financial statements as of June 30th.

Use of estimates

The preparation of the Company's Consolidated Financial Statements in conformity with generally accepted accounting principles in the United States ("GAAP") requires management to make estimates and assumptions that affect the amounts that are reported in the consolidated financial statements and accompanying disclosures. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and marketable securities with original maturities of three months or less.

Concentration of credit risk
Cash and cash equivalents are maintained with several financial institutions. Deposits held with banks may exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand and are maintained with financial institutions of reputable credit and therefore bear minimal credit risk.

Inventories

Filmed Entertainment Costs:
In accordance with Statement of Position ("SOP") No. 00-2, "Accounting by Producers or Distributors of Films" ("SOP 00-2"), Filmed entertainment costs include capitalized production costs, overhead and capitalized interest costs, net of any amounts received from outside investors. These costs, as well as participations and talent residuals, are recognized as operating expenses on an individual film or network series basis in the ratio that the current fiscal year's gross revenues bear to management's estimate of total remaining ultimate gross revenues. Television production costs incurred in excess of the amount of revenue contracted for each episode in the initial market are expensed as incurred on an episode by episode basis. Estimates for initial syndication and basic cable revenues are not included in the estimated lifetime revenues of network series until such sales are probable. Television production costs incurred subsequent to the establishment of secondary markets are capitalized and amortized. Marketing costs and development costs under term deals are charged as operating expenses as incurred. Development costs for projects not produced are written-off at the earlier of the time the decision is taken not to develop the story or after three years.

Filmed entertainment costs are stated at the lower of unamortized cost or estimated fair value on an individual motion picture or television product basis. Revenue forecasts for both motion pictures and television products are continually reviewed by management and revised when warranted by changing conditions. When estimates of total revenues and other events or changes ir circumstances indicate that a motion picture or television production has a fair value that is less than its unamortized cost, a loss is recognized currently for the amount by which the unamortized cost exceeds the film or television production's fair value.

Programming Costs:
In accordance with Statement of Financial Accounting Standards ("SFAS") No. 63, "Financial Reporting by Broadcasters," costs incurred in acquiring program rights or producing programs for the Television, DBS and Cable Network Programming segments are capitalized and amortized over the license period or projected useful life of the programming. Program rights and the related liabilities are recorded at the gross amount of the liabilities when the license period has begun, the cost of the program is determinable and the program is accepted and available for airing. Television broadcast network and original cable programming are amortized on an accelerated basis. The Company has single and multi-year contracts for broadcast rights of programs and sporting events. At the inception of these contracts and at each subsequent reporting date, the Company evaluates the recoverability of the costs associated therewith, using aggregate estimated advertising revenues directly associated with the program material and related expenses. Where an evaluation indicates that a multi-year contract will result in an ultimate loss, additional amortization is provided to currently recognize that loss. The costs of national sports contracts at FOX and for international sports rights agreements are charged to expense based on the ratio of each period's operating profits to estimated total remaining operating profit of the contract. Estimates of total operating profit can change and accordingly, are reviewed periodically and amortization is adjusted as necessary. Such changes in the future could be material.

The costs of local and regional sports contracts, which are for a specified number of events, are amortized on an event-by-event basis. Those costs, which are for a specified season, are amortized over the season on a straight-line basis and if applicable, a portior of the cost is allocated to rebroadcasts.

Inventories for other divisions are valued at the lower of cost or net realizable value. Cost is primarily determined by the first in first out average cost method or by specific identification.

Equity method investments
Investments in and advances to equity or joint ventures in which the Company has a substantial ownership interest of approximatel 20% to 50% and exercises significant influence, or for which the Company owns more than 50% but does not control policy decisions, are accounted for by the equity method. The difference between the Company's investment and its share of the fair value of the underlying net assets of the investee is first allocated to either finite-lived intangibles or indefinite-lived intangibles and the balance is attributed to goodwill. The Company follows SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"), which requires that equity method finite-lived intangibles be amortized over their estimated useful life while indefinite-lived intangibles and goodwill are not amortized.

Equity method investments are reviewed for impairment on a quarterly basis by initially comparing their fair value to their respective carrying amounts each quarter. The Company determines the fair value of its public company investments by reference t their publicly traded stock price. With respect to private company investments, the Company makes its estimate of fair value by considering other available information, including recent investee equity transactions, discounted cash flow analyses, estimates based on comparable public company operating multiples and, in certain situations, balance sheet liquidation values. If the fair valu of the investment has dropped below the carrying amount, management considers several factors when determining whether an other-than-temporary decline in market value has occurred, including the length of the time and extent to which the market value has been below cost, the financial condition and near-term prospects of the issuer, the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value and other factors influencing the fair market value, such as general market conditions.

Other investments
Investments in which there is no significant influence (generally less than a 20% ownership interest) are accounted for under the cost method of accounting, unless they have readily determinable fair values. The Company reports investments with readily determinable fair values at fair value based on quoted market prices. Investment securities with readily determinable fair values are designated as available for sale with unrealized gains and losses included in accumulated other comprehensive income (loss), net of applicable taxes and other adjustments. The Company regularly reviews available for sale investment securities for other-than-temporary impairment based on criteria that include the extent to which the investment's carrying value exceeds its related market value, the duration of the market decline, the Company's ability to hold until recovery and the financial strength and specific prospects of the issuer of the security. Unrealized losses that are other than temporary are recognized in earnings. Realized gains and losses are accounted for on the specific identification method.

Property, plant and equipment
Property, plant and equipment are stated at cost. Depreciation is provided using the straight-line method over an estimated useful life of two to 50 years. Leasehold improvements are amortized using the straight-line method over the shorter of their useful lives or the life of the lease. Costs associated with the repair and maintenance of property are expensed as incurred. Changes in circumstances, such as technological advances, changes to the Company's business model or capital strategy, could result in the actual useful lives differing from the Company's estimates. In those cases where the Company determines that the useful life of buildings and equipment should be shortened, the Company would depreciate the asset over its revised remaining useful life thereby increasing depreciation expense.

Goodwill and intangible assets
The Company has a significant amount of intangible assets, including goodwill, film and television libraries, Federal Communications Commission ("FCC") licenses, newspaper mastheads, distribution networks, publishing rights and other copyright products and trademarks. Goodwill is recorded as the difference between the cost of acquiring entities and amounts assigned to their tangible and identifiable intangible net assets. In accordance with SFAS No. 142, the Company's goodwill and indefinite-lived intangible assets, which primarily consist of FCC licenses, are no longer amortized but are tested annually for impairment or earlier if events occur or circumstances change that would more likely than not reduce the fair value below its carrying amount. Intangible assets with finite lives, are generally amortized using the straight-line method over their estimated useful lives, which generally range from three to 20 years and are reviewed for impairment at least annually. SFAS No. 142 requires the Company to perform an annual impairment assessment of its goodwill and indefinite-lived intangible assets. This impairment assessment compares the fair value of these intangible assets to their carrying value. The Company determined that the goodwill and indefinite-lived intangible assets included in the consolidated balance sheets were not impaired.

Effective July 1, 2005, the Company adopted Emerging Issues Task Force ("EITF") No. D-108 "Use of the Residual Method to Value Acquired Assets Other Than Goodwill" ("EITF D-108"). (See Note 8—Goodwill and Intangible Assets)

Impairment of long-lived and intangible assets
SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," requires that the Company periodically review the carrying amounts of its property, plant and equipment and its finite-lived intangible assets to determine whether current events or circumstances indicate that such carrying amounts may not be recoverable. If the carrying amount of the asset is greater than the expected undiscounted cash flows to be generated by such asset, an impairment adjustment is to be recognized. Such adjustment is measured by the amount that the carrying value of such assets exceeds their fair value. The Company generally measures fair value by considering sale prices for similar assets or by discounting estimated future cash flows using an appropriate discount rate. Considerable management judgment is necessary to estimate the fair value of assets, accordingly, actual results could vary significantly from such estimates. Assets to be disposed of are carried at the lower of their financial statement carrying amount or fair value less costs to sell. The Company determined that the long-lived and intangible assets included in the consolidated balance sheets were not impaired.

Financial instruments
The carrying value of the Company's financial instruments, including cash and cash equivalents, cost investments and long-term borrowings, approximate fair value. The fair value of financial instruments is generally determined by reference to market values resulting from trading on a national securities exchange or in an over-the-counter market. Derivative instruments embedded in other contracts, such as exchangeable securities, are separated into their host and derivative financial instrument components. The derivative component is recorded at its estimated fair value in the consolidated balance sheet with changes in estimated fair value recorded in Other, net in the consolidated statement of operations.

Guarantees
The Company follows FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing certain guarantees.

Revenue recognition
Revenue is recognized when persuasive evidence of an arrangement exists, the fees are fixed or determinable, the product or service has been delivered and collectability is reasonably assured. The Company considers the terms of each arrangement to determine the appropriate accounting treatment.

Filmed Entertainment:
Revenues are recognized in accordance with SOP 00-2. Revenues from the distribution of motion pictures are recognized as they are exhibited, and revenues from home entertainment sales, net of a reserve for estimated returns, are recognized on the date that DVD units are made available for sale by retailers and all Company-imposed restrictions on the sale of DVD units have expired.

License agreements for the telecast of theatrical and television product in the broadcast network, syndicated television and cable television markets are routinely entered into in advance of their available date for telecast. Cash received and amounts billed in connection with such contractual rights for which revenue is not yet recognizable is classified as deferred revenue. Because deferred revenue generally relates to contracts for the licensing of theatrical and television product which have already been produced, the recognition of revenue for such completed product is principally only dependent upon the commencement of the availability period for telecast under the terms of the related licensing agreement.

Television, Cable Network Programming and DBS:
Advertising revenue is recognized as the commercials are aired. Subscriber fees received from cable systems and DBS operators for cable network programming are recognized as revenue in the period services are provided. DBS subscription and pay-per-view revenues are recognized when programming is broadcast to subscribers, while fees for equipment rental are recognized as revenue on a straight-line basis over the contract period.

The Company classifies the amortization of cable distribution investments (capitalized fees paid to a cable or DBS operator to facilitate the launch of a cable network) against revenue in accordance with EITF No. 01-09, "Accounting for the Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products." The Company defers the cable distribution investments and amortizes the amounts on a straight-line basis over the contract period.

Newspapers, Magazine Inserts and Book Publishing
Advertising revenue from newspapers, inserts and magazines is recognized when the advertisements are published. Revenues earned from book publishing and from newspaper circulation are recognized upon passing of control to the buyer.

Sales returns
Consistent with industry practice, certain of the Company's products, such as home entertainment products, books and newspapers, are sold with the right of return. The Company records, as a reduction of revenue, the estimated impact of such returns. In determining the estimate of product sales that will be returned, management analyzes historical returns, current economic trends and changes in customer demand and acceptance of the Company's product. Based on this information, management reserves a percentage of each dollar of product sales that provide the customer with the right of return.

Subscriber acquisition costs
Subscriber acquisition costs in the DBS segment primarily consist of amounts paid for third-party customer acquisitions, which consist of the cost of commissions paid to authorized retailers and dealers for subscribers added through their respective distribution channels and the cost of hardware and installation subsidies for subscribers. All costs, including hardware, installation and commissions, are expensed upon activation. However, where legal ownership is retained in the equipment, the cost of the equipment is capitalized and depreciated over the useful life. Additional components of subscriber acquisition costs include the cost of print, radio and television advertising, which are expensed as incurred.

Advertising expenses
The Company expenses advertising costs as incurred, including advertising expenses for theatrical and television product in accordance with SOP 00-2. Advertising expenses recognized for the fiscal years ended June 30, 2007, 2006, and 2005 totaled $2.4 billion, $2.3 billion and $2.2 billion, respectively.

Translation of foreign currencies
Income and expense accounts of foreign subsidiaries and affiliates are translated into U.S. dollars using the current rate method whereby trading results are converted at the average rate of exchange for the period and assets and liabilities are converted at the closing rates on the period end date. The resulting translation adjustments are accumulated as a component of accumulated other comprehensive income (loss). Gains and losses from foreign currency transactions are included in income for the period.

The Company enters into limited forward foreign exchange contracts with the objective of protecting the Company against future adverse foreign exchange fluctuations. Exchange gains or losses on these contracts are included in net income (loss), except where they relate to specific commitments, whereby they are deferred until the commitment to sell or purchase is satisfied.

Capitalization of interest
Interest cost on funds invested in major projects, primarily theatrical productions, with substantial development and construction phases are capitalized until production or operations commence. Once production or operations commence, the interest costs are expensed as incurred. Capitalized interest is amortized over future periods on a basis consistent with that of the project to which it relates. Total interest capitalized was $24 million, $28 million and $31 million, for the fiscal years ended June 30, 2007, 2006 and 2005, respectively. Amortization of capitalized interest for the fiscal years ended June 30, 2007, 2006 and 2005 was $34 million, $44 million and $48 million, respectively.

Income taxes
The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires an asset and liability approach for financial accounting and reporting for income taxes. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Valuation allowances are established where management determines that it is more likely than not that some portion or all of a deferred tax asset will not be realized. Deferred taxes have not been provided on the cumulative undistributed earnings of foreign subsidiaries to the extent amounts are expected to be reinvested indefinitely.

Earnings per share
Net income available to the Company's common stockholders is allocated between the Company's two classes of common stock, Class A Common Stock and Class B Common Stock. The allocation between classes is based upon the two-class method. Under the two-class method, earnings per share for each class of common stock is allocated according to dividends declared and participation rights in undistributed earnings. (See Note 20–Earnings Per Share for the calculation of basic and diluted earnings per share under the two-class method.)

Basic earnings per share for Class A and Class B Common Stock is calculated by dividing net income or loss, less dividends on perpetual preference shares, by the weighted average number of shares of Class A and Class B Common Stock outstanding. Diluted earnings per share for Class A and Class B Common Stock is calculated similarly, except that the calculation includes the dilutive effect of the assumed issuance of shares issuable under the Company's equity-based compensation plans and the dilutive effect of convertible securities.

Comprehensive income (loss)
The Company follows SFAS No. 130, "Reporting Comprehensive Income," for the reporting and display of comprehensive income.

For the years ended June 30,	2007	2006	2005
		(in millions)	
Accumulated other comprehensive income (loss), net of tax:			
Unrealized holding gains (losses) on securities:			
Balance, beginning of year	$ 19	$ 83	$ 177
Fiscal year activity	121	(64)	(94)
Balance, end of year	140	19	83
Pension liability adjustments:			
Balance, beginning of year	(79)	(246)	(212)
Adoption of SFAS No. 158	(199)	—	—
Fiscal year activity	73	167	(34)
Balance, end of year	(205)	(79)	(246)
Foreign currency translation adjustments:			
Balance, beginning of year	140	(9)	(101)
Fiscal year activity	870	149	92
Balance, end of year	1,010	140	(9)
Total accumulated other comprehensive income (loss), net of tax	$ 945	$ 80	$(172)

Equity based compensation
The Company accounts for share based payments in accordance with SFAS No. 123 (Revised 2004), "Share-Based Payment" ("SFAS 123R"). SFAS 123R requires that the cost resulting from all share-based payment transactions be recognized in the consolidated financial statements. SFAS 123R establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all companies to apply a fair-value-based measurement method in accounting for generally all share-

based payment transactions with employees. The Company adopted SFAS 123R in July 2005 using a modified prospective application, as permitted under SFAS 123R. Accordingly, prior period amounts have not been restated. Under this application, the Company is required to record compensation expense for all share-based awards granted after the date of adoption and for the unvested portion of previously granted awards that remain outstanding at the date of adoption.

Pension and other postretirement benefits
In June 2007, the Company adopted SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans–an amendment of FASB Statements No. 87, 88, 106 and 132(R)" ("SFAS No. 158"). SFAS No. 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the fiscal year in which the changes occur through comprehensive income. (See Note 16–Pensions and Other Postretirement Benefits)

The following table summarizes the incremental effects of the initial adoption of SFAS No. 158 on the Company's consolidated balance sheet as of June 30, 2007:

	Before application of SFAS No. 158	SFAS No. 158 adjustment	After application of SFAS No. 158
		(in millions)	
Intangible assets	$11,710	$ (7)	$11,703
Other non-current assets	1,096	(274)	822
Total assets	62,624	(281)	62,343
Other liabilities	3,301	18	3,319
Deferred income taxes	5,999	(100)	5,899
Total stockholders' equity	33,121	(199)	32,922
Total liabilities and stockholders' equity	62,624	(281)	62,343

Derivatives
SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), requires every derivative instrument (including certain derivative instruments embedded in other contracts) to be recorded on the balance sheet at fair value as either an asset or a liability. SFAS No. 133 also requires that changes in the fair value of recorded derivatives be recognized currently in earnings unless specific hedge accounting criteria are met.

The Company uses financial instruments designated as cash flow hedges to hedge its limited exposures to foreign currency exchange risks associated with the costs for producing films abroad. All cash flow hedges are recorded at fair value on the consolidated balance sheet. As of June 30, 2007 and 2006, the notional amount of foreign exchange forward contracts with foreign currency risk was $107.8 million and $39.0 million, respectively, and the net unrealized gain was approximately $2.5 million and $0.4 million, respectively. The potential loss in fair value for such financial instruments for a 10% adverse change in quoted foreign currency exchange rates would be approximately $10.8 million and $0.5 million, respectively. The effective changes in fair value of derivatives designated as cash flow hedges are recorded in accumulated other comprehensive income (loss) with foreign currency translation adjustments. Amounts are reclassified from accumulated other comprehensive income (loss) when the underlying hedged item is recognized in earnings. If derivatives are not designated as hedges, changes in fair value are recorded in earnings. (See Note 10–Exchangeable Securities.)

Recent accounting pronouncements
In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FAS 109, Accounting for Income Taxes" ("FIN 48"), to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company adopted FIN 48 as of July 1, 2007, as required. The Company does not anticipate that the adoption of FIN 48 will have a material effect on the Company's future results of operation and financial condition.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"), providing a framework to improve the comparability and consistency of fair value measurements in applying GAAP. SFAS No. 157 also expands the disclosures regarding fair value measurement. SFAS No. 157 will become effective for the Company beginning in fiscal 2009. The Company is currently evaluating what effects the adoption of SFAS No. 157 will have on the Company's future results of operations and financial condition.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities–Including an amendment of FASB Statement No. 115" ("SFAS No. 159"). SFAS No. 159 allows companies to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 will become effective for the Company beginning in fiscal 2009.

The Company is currently evaluating what effects the adoption of SFAS No. 159 will have on the Company's future results of operations and financial condition.

Note 3 Acquisitions, Disposals and Other Transactions

Fiscal 2007 Transactions

Acquisitions

In November 2006, the Company, together with a local Turkish partner, acquired TGRT (now called "FOX TV"), a national general interest free-to-air broadcast television station in Turkey. The Company acquired its interest for approximately $103 million in cash plus acquisition related costs.

In December 2006, NDS, an indirect majority-owned subsidiary of the Company, acquired Jungo Limited ("Jungo"), a developer and supplier of software for residential gateway devices, for approximately $91 million. Additional consideration of up to $17 million may be payable in cash, contingent upon Jungo achieving certain revenue and profitability targets in the year ending December 31, 2007.

In January 2007, the Company and VeriSign, Inc. ("VeriSign") formed a joint venture to provide entertainment content for mobile devices. The Company paid approximately $190 million for a controlling interest in VeriSign's wholly-owned subsidiary, Jamba, which was combined with certain of the Company's Fox Mobile Entertainment assets. The results of the joint venture have been included in the Company's consolidated results of operations since January 2007. The Company and VeriSign have various call and put rights related to VeriSign's ownership interest, including VeriSign's right to put its interest in the joint venture to the Company for $150 million and $350 million, in fiscal 2010 and fiscal 2012, respectively.

In March 2007, the Company acquired Strategic Data Corporation ("SDC"), a developer of technology that allows websites to target advertisements to specific audiences. The Company acquired SDC for a total purchase price of $50 million, of which $40 million was in cash and $10 million in deferred consideration. The Company may be required to pay up to an additional $310 million through fiscal 2010 contingent upon SDC achieving specified advertising rate growth in future periods.

In April 2007, the Company completed its acquisition of Federal Publishing Company's ("FPC") magazines, newspapers and online properties in Australia from F Hannan Pty Limited for approximately $393 million.

In accordance with SFAS No. 142, the excess purchase price that has been allocated or has been preliminarily allocated to goodwill is not being amortized for all of the acquisitions noted above. Where the allocation of the excess purchase price is not final, the amount allocated to goodwill is subject to changes upon completion of final valuations of certain assets and liabilities. A future reduction in goodwill for additional value to be assigned to identifiable finite-lived intangible assets or tangible assets could reduce future earnings as a result of additional amortization. For every $10 million reduction in goodwill for additional value to be assigned to identifiable finite-lived intangible assets or tangible assets, Depreciation and amortization expense would increase by approximately $1 million per fiscal year, representing amortization expense assuming an average useful life of ten years.

The aforementioned acquisitions were all accounted for in accordance with SFAS No. 141, "Business Combinations" ("SFAS 141").

Share Exchange Agreement

On December 22, 2006, the Company entered into a share exchange agreement (the "Share Exchange Agreement") with Liberty Media Corporation ("Liberty"). Under the terms of the Share Exchange Agreement, Liberty will exchange its entire interest in the Company's common stock (approximately 325 million shares of Class A Common Stock and 188 million shares of Class B Common Stock) for 100% of a News Corporation subsidiary ("Splitco"), whose holdings will consist of an approximately 39% interest (approximately 470 million shares) in The DIRECTV Group, Inc. ("DIRECTV") constituting the Company's entire interest in DIRECTV, three of the Company's Regional Sports Networks (FSN Northwest, FSN Pittsburgh and FSN Rocky Mountain (the "Three RSNs")) and $588 million in cash, subject to adjustment. The transaction contemplated by the Share Exchange Agreement was approved by the Company's Class B stockholders on April 3, 2007 but remains subject to customary closing conditions, including, among other things, regulatory approvals, the receipt of a ruling from the Internal Revenue Service and the absence of a material adverse effect on Splitco. If these conditions are satisfied, the transaction is expected to be completed in the fourth quarter of calendar 2007. The Company will enter into a non-competition agreement with DIRECTV and non-competition agreements with each of the Three RSNs, in each case, restricting its right to compete for a period of four years with DIRECTV and the Three RSNs in the respective regions in which such entities are operating on the date the Share Exchange Agreement is consummated.

Other Transactions

In August 2006, the Company announced that its FIM division entered into a multi-year search technology and services agreement with Google, Inc. ("Google"), pursuant to which Google is the exclusive search and keyword-targeted advertising sales provider for a majority of FIM's web properties. Under the terms of the agreement, Google is obligated to make guaranteed minimum revenue share payments to FIM of $900 million, of which the $50 million that was due was paid as of June 30, 2007. These guaranteed minimum revenue share payments, which are based on FIM's achievement of certain traffic and other commitments, are expected to be made through the second quarter of calendar 2010.

The Company previously entered into an agreement with a direct response marketing company that provided the Company with participation rights if the direct response marketing company is ever sold or consummates certain other strategic transactions.

In December 2006, the Company entered into an agreement to terminate the participation rights for $100 million, of which $50 million payments were received by the Company in each of December 2006 and March 2007. This transaction closed in March 2007 and the Company recorded a gain of approximately $97 million on this transaction which is included in Other, net in the consolidated statements of operations. An additional termination payment of $175 million will be made to the Company by the direct response marketing company if it is sold prior to March 31, 2008.

In fiscal 2007, the Company restructured the ownership interest in one of its majority-owned Regional Sports Networks ("RSN"). The minority shareholder has a put right related to their respective ownership interest that is currently exercisable and is outside of the control of the Company. The Company accounts for this put arrangement in accordance with EITF No. D-98 "Classification and Measurement of Redeemable Securities" ("EITF D-98"), and as of June 30, 2007 has included the value of the put right in minority interest in subsidiaries in the consolidated balance sheet.

Fiscal 2006 Acquisitions

In September 2005, the Company acquired the 25% stake in News Out of Home ("NOOH") that it did not own for approximately $175 million in cash. This acquisition increased the Company's ownership of NOOH to 100%.

In order to increase the Company's Internet presence, the Company purchased several Internet companies during fiscal 2006 through its FIM division.

In September 2005, the Company acquired all of the outstanding common and preferred stock of Intermix Media, Inc. ("Intermix") for approximately $580 million in cash. Under an existing stockholders' agreement between Intermix, MySpace, Inc. ("MySpace"), an Internet entertainment company, and certain other stockholders of MySpace, Intermix exercised its option in July 2005 to acquire the outstanding 47% equity interest of MySpace that it did not already own for approximately $70 million in cash. This transaction, which closed in October 2005, increased Intermix's ownership in MySpace to 100%. In a related intercompany restructuring, the Company issued approximately 35 million shares of Class A Common Stock, which are considered treasury shares, to one of its subsidiaries, and, as a result, had no impact on the Company's outstanding shares.

In September 2005, the Company acquired Scout Media, Inc. ("Scout"), the parent company of Scout.com, the country's leading independent online sports network, and Scout Publishing, producer of widely read local sports magazines in the United States, for approximately $60 million.

In October 2005, the Company acquired IGN Entertainment, Inc., a leading community-based Internet media and services company for video games and other forms of digital entertainment, for approximately $650 million in cash.

In May 2006, the Company acquired a U.S. regional cable sports and entertainment channel in the southeast region for approximately $375 million. This channel has broadcast rights to the National Hockey League's Atlanta Thrashers and shares broadcast rights to Major League Baseball's ("MLB") Atlanta Braves and the National Basketball Association's Atlanta Hawks together with one of the Company's existing regional sports networks.

The aforementioned acquisitions were all accounted for in accordance with SFAS No. 141.

Fiscal 2006 Disposals

In October 2005, the Company sold its TSL Education Ltd. division ("TSL"), which included *The Times Educational Supplement* and other newspapers, magazines, websites and exhibitions aimed at teachers and education professionals in the United Kingdom for cash consideration of approximately $395 million. In connection with this transaction, the Company recorded a gain of approximately $381 million, net of tax of $0.

In April 2006, the Company sold Sky Radio Limited ("Sky Radio"), a commercial radio station group in the Netherlands and Germany for cash consideration of approximately $215 million. In connection with this transaction, the Company recorded a gain of approximately $134 million, net of tax of $0.

Both of these transactions are included in gain on disposition of discontinued operations in the consolidated statement of operations for the fiscal year ended June 30, 2006. The net income, assets, liabilities and cash flow attributable to the TSL and Sky Radio operations are not material to the Company in any of the periods presented and accordingly have not been presented separately. There was no provision for income taxes related to these transactions as any tax due is offset by a release of a valuation allowance that was applied to an existing deferred tax asset established for capital losses, which because of the sale of TSL and Sky Radio can now be utilized.

Fiscal 2005 Transactions

Incorporation in the United States

In April 2004, the Company announced that it would pursue the Reorganization, which would change the Company's place of incorporation from Australia to the United States. In August 2004, the Company announced that a special committee of non-executive Directors and the Board of Directors of the Company had unanimously recommended the proposed Reorganization. On October 26, 2004, the reorganization was approved by the Company's stockholders and option holders and on November 3, 2004, the Federal Court of Australia also approved the Reorganization.

On November 12, 2004, the Reorganization was accomplished under Australian law whereby the holders of TNCL's ordinary and preferred limited voting ordinary shares, including those ordinary shares and preferred limited voting ordinary shares represented by American Depositary Receipts ("ADRs"), had their shares cancelled and received in exchange shares of voting and non-voting common stock of News Corporation at a one-for-two ratio. Reorganization costs expensed during fiscal 2005 amounted to $49 million and were included in Other operating charges in the Other segment in the consolidated statements of operations.

In connection with the Reorganization, the Company acquired from the Harris Trust the approximate 58% interest in QPL not already owned by the Company through the acquisition of the Cruden Group of companies. The principal assets of the Cruden Group were shares of the Company and a 58% interest in QPL. QPL owns a publishing business which includes two metropolitan and eight regional newspapers in Queensland, Australia, as well as shares of the Company. The consideration for the acquisition of the net assets of the Cruden Group, excluding shares of the Company owned directly through the Cruden Group and indirectly (through QPL) by the Cruden Group, was the issuance of approximately 61 million shares of Class B Common Stock valued at approximately $1.0 billion and the assumption of approximately $400 million of debt. All of the debt assumed was retired in November 2004. The excess purchase price over the fair value of the net assets acquired of approximately $1.3 billion has been allocated to newspaper mastheads and goodwill, which in accordance with SFAS No. 142 are not being amortized. As a result of the purchase of this interest in QPL, the Company's ownership interest in QPL increased from 42% to 100% and accordingly on November 12, 2004, the Company ceased to equity account for QPL. The results of QPL have been included in the Company's consolidated statements of operations from November 12, 2004, the date of acquisition.

As a result of the Reorganization, News Corporation became the new parent company of TNCL. News Corporation has a primary listing on the New York Stock Exchange and secondary listings on the Australian Stock Exchange and the London Stock Exchange.

In exchange for approximately 78 million shares of Class A Common Stock and approximately 247 million shares of Class B Common Stock owned directly through the Cruden Group and indirectly (through QPL) by the Cruden Group, the Harris Trust received shares of News Corporation in the same exchange ratio as all other TNCL stockholders in the Reorganization. The shares of News Corporation non-voting Class A Common Stock that the Harris Trust received were reduced by the number of shares equal in value to the net debt and certain other net liabilities of the Cruden Group which were assumed by the Company in the transaction. The shares issued to the Harris Trust were approximately 61 million shares of Class A Common Stock and approximately 247 million shares of Class B Common Stock with an approximate aggregate value of $6 billion, and the Company assumed approximately $250 million of net debt and certain other net liabilities of the Cruden Group. All of the debt assumed was retired in November 2004.

The 61 million shares of Class A Common Stock issued to the Harris Trust were based on agreed estimates. The Company agreed to compensate the Harris Trust for any difference between the estimated amounts and the actual amounts (the "Adjustment Amount") after the completion of the Reorganization, and it was subsequently agreed that the Company would issue to the Harris Trust additional shares of Class A Common Stock of approximately equivalent value to the Adjustment Amount. The Adjustment Amount owed to the Harris Trust was approximately an additional $33 million. Following approval by stockholders on October 21, 2005, a total of approximately two million additional shares of Class A Common Stock were issued to the Harris Trust on October 27, 2005, to provide for the difference between the estimated and actual amounts. The number of shares was determined based on the New York Stock Exchange closing price of the Class A Common Stock on October 25, 2005.

The Company shares acquired through the acquisition of the Cruden Group, as well as the shares which were indirectly owned by the Company through its 42% ownership interest in QPL prior to the acquisition, are considered treasury shares. The treasury shares are accounted for using the par value method. The number of shares of Class A Common Stock and Class B Common Stock related to this transaction that were held in treasury at June 30, 2007 was approximately 109 million and 314 million, respectively.

Immediately following the Reorganization, the Harris Trust owned approximately 29.5% of the voting Class B Common Stock of News Corporation.

Fox Entertainment Group Acquisition

In March 2005, Fox Acquisition Corp., a direct wholly-owned subsidiary of the Company, completed its offer to the holders of Class A common stock of Fox Entertainment Group, Inc. ("FEG") to exchange 2.04 shares of the Company's Class A Common Stock for each outstanding share of FEG's Class A common stock validly tendered and not withdrawn in the exchange offer (the "Offer"). Shortly thereafter, the Company effected a merger of FEG with and into Fox Acquisition Corp. Each share of FEG Class A common stock not acquired in the Offer, other than the shares already owned by the Company, was converted in the merger into 2.04 shares of the Company's Class A Common Stock. The Company issued approximately 357 million shares of its Class A Common Stock valued at approximately $6.3 billion in exchange for the outstanding shares of FEG Class A common stock, resulting in an excess purchase price of approximately $2.9 billion. After the consummation of the Offer and the subsequent merger, Fox Acquisition Corp. changed its name to "Fox Entertainment Group, Inc." As a result of the Offer, the Company's ownership interest in FEG increased from approximately 82% to 100%. This acquisition of the remaining non-controlling interests in FEG has been accounted for under the purchase method in accordance with SFAS No. 141.

The Company has allocated the excess purchase price of $2.9 billion to finite-lived intangible assets, indefinite-lived intangibles, goodwill and deferred tax liabilities which are included in the Filmed Entertainment, Television, Cable Network Programming and Other segments.

In connection with the Offer and subsequent merger, a wholly-owned subsidiary of the Company tendered the shares of Fox Class A common stock and Fox Class B common stock that it owned prior to the acquisition to Fox Acquisition Corp. in exchange for the Company's Class A Common Stock at the same exchange ratio as was provided in the Offer for shares of Fox Class A common stock. As a result of the exchange, the wholly-owned subsidiary owns 1,631 million shares of the Company's Class A Common Stock, with an approximate value of $8 billion, which are reflected as treasury shares. The treasury shares are accounted for using the par value method.

The following unaudited pro forma consolidated results of operations for the fiscal year ended June 30, 2005 assumes that the acquisitions of FEG and QPL were completed as of July 1, 2004.

For the year ended June 30, 2005	(in millions, except per share amounts)
Revenues	$24,020
Net Income	2,316
Earnings per share—basic	
Class A	0.74
Class B	0.62
Earnings per share—diluted	
Class A	0.73
Class B	0.61

Pro forma data may not be indicative of the results that would have been obtained had these events actually occurred at the beginning of the periods presented, nor does it intend to be a projection of future results.

Other fiscal 2005 transactions

In September 2004, the Company purchased Telecom Italia S.p.A.'s ("Telecom Italia") 20% interest in SKY Italia for cash consideration of $108 million, thereby increasing the Company's ownership interest in SKY Italia to 100%.

In April 2005, the Company and Rainbow Media Holdings ("Rainbow") exchanged their investments in Regional Programming Partners ("RPP"). Under the terms of the agreement, the Company exchanged its 40% interest in RPP for Rainbow's 60% interests in Fox Sports Net Ohio and Fox Sports Net Florida (formerly included in the RPP business) and Rainbow's 50% interests in National Sports Partners and National Advertising Partners increasing the Company's ownership in these entities to 100%. In addition, the Company retained its 40% interest in SportsChannel Pacific Associates ("SportsChannel Bay Area") (also formerly included in the RPP business) and remitted to RPP the $150 million in promissory notes it received from RPP as a result of RPP's December 2003 acquisition of the Company's direct ownership interests in SportsChannel Chicago Associates ("SportsChannel Chicago") and SportsChannel Bay Area. The Company accounted for this exchange in accordance with APB Opinion No. 29, "Accounting for Nonmonetary Transactions" and accordingly the Company recorded the assets received at fair value upon closing. The Company has recognized a loss of approximately $85 million on this restructuring in Other, net in the accompanying consolidated statement of operations.

In February 2004, the Company sold the Los Angeles Dodgers ("Dodgers") and related properties to entities owned by Frank McCourt (the "McCourt Entities") for $421 million in consideration. Part of the consideration delivered by the McCourt Entities at closing was a $125 million note secured by certain real estate in Boston, Massachusetts. In March 2006, the McCourt entities remitted the real estate to the Company in full satisfaction of the note, including accrued interest of $20 million. This real estate consisted of approximately 23 acres located in the Seaport District of Boston, Massachusetts. In conjunction with this transfer, the Company assumed $36 million in debt. The Company recorded the assets and liabilities received at fair value upon closing. No gain or loss was recognized as the net fair value of the land approximated the value of the note. In September 2006, the Company sold this property for $202 million in cash. The Company discharged all of the debt on the property at the time of the sale. Upon the completion of the March 2006 transaction, the Company recorded the assets and liabilities received at fair value and accordingly no gain or loss was recognized on the sale of the land in September 2006.

Note 4 United Kingdom Redundancy Program

In fiscal 2005, the Company announced its intention to invest in new printing plants in the United Kingdom to take advantage of technological and market changes. As the new automated technology comes on line, the Company expects lower production costs and improved newspaper quality, including expanded color.

In conjunction with this project, during fiscal 2006, the Company received formal approval for the construction of the main new plant which was the last contingency, thereby committing the Company to a redundancy program (the "Program") for certain production employees at the Company's U.K. newspaper operations. The Program is in response to the reduced workforce that will be required as new printing presses and the new printing facilities eventually come on line. As a result of this Program, the Company expects to reduce its production workforce by approximately 65%, and as of June 30, 2007, over 700 employees in the United Kingdom had already voluntarily accepted severance agreements and are expected to leave the Company in fiscal 2008.

In accordance with SFAS No. 88, "Employers' Accounting for Settlements & Curtailments of Defined Benefit Pension Plans and for Termination Benefits," the Company recorded a redundancy provision of approximately $109 million during fiscal 2006 in Other operating charges. During the fiscal year ended June 30, 2007, the Company recorded an additional $24 million relating to the Program, which was comprised of an increase to the original provision amount, accretion and earned retention expenses, in Other operating charges in the consolidated statements of operations. Payments of approximately $15 million and $6 million were made against this accrual during the fiscal year ended June 30, 2007 and 2006, respectively. Foreign currency translation adjustments increased the program liability balance by approximately $10 million and $5 million for the fiscal years ended June 30, 2007 and 2006, respectively. Program liabilities of approximately $127 million were included in other current liabilities in the June 30, 2007 consolidated balance sheet. The Company expects to record an additional provision of approximately $9 million in fiscal 2008 to record accretion on the redundancy provision and to recognize any retention bonuses earned. A majority of the Program's costs are expected to be paid in cash to employees in fiscal 2008.

Note 5 Inventories

As of June 30, 2007, the Company's inventories were comprised of the following:

As of June 30,	2007	2006
	(in millions)	
Programming rights	$ 2,390	$ 2,147
Books, DVDs, paper and other merchandise	497	466
Filmed entertainment costs:		
Films:		
Released (including acquired film libraries)	557	588
Completed, not released	—	88
In production	450	251
In development or preproduction	82	59
	1,089	986
Television productions:		
Released (including acquired libraries)	487	475
Completed, not released	13	27
In production	185	147
In development or preproduction	4	2
	689	651
Total filmed entertainment costs, less accumulated amortization[(a)]	1,778	1,637
Total inventories, net	4,665	4,250
Less: current portion of inventory, net[(b)]	(2,039)	(1,840)
Total noncurrent inventories, net	$ 2,626	$ 2,410

(a) Does not include $553 million and $584 million of net intangible film library costs as of June 30, 2007 and 2006, respectively which are included in intangible assets subject to amortization in the consolidated balance sheet (see Note 8—Goodwill and Other Intangible Assets for further details).

(b) Current inventory as of June 30, 2007 and June 30, 2006 is comprised of programming rights ($1,578 million and $1,411 million, respectively), books, DVDs, paper, and other merchandise.

As of June 30, 2007, the Company estimated that approximately 68% of unamortized filmed entertainment costs from the completed films are expected to be amortized during fiscal 2008 and approximately 93% of released filmed entertainment costs will be amortized within the next three fiscal years. During fiscal 2008, the Company expects to pay $1,067 million in accrued participation liabilities, which are included in participations, residuals and royalties payable on the consolidated balance sheet. At June 30, 2007, acquired film and television libraries have remaining unamortized film costs of $165 million, which are generally, amortized using the individual film forecast method generally over a remaining period of approximately three to 14 years.

Note 6 Investments

As of June 30, 2007, the Company's investments were comprised of the following:

As of June 30,		Ownership Percentage	2007	2006
			(in millions)	
Equity method investments:				
The DIRECTV Group, Inc.[1]	DBS operator principally in the U.S.	39%[3]	$ 7,224	$ 6,866
Gemstar-TV Guide International, Inc.[1]	U.S. print and electronic guidance company	41%	717	647
British Sky Broadcasting Group plc[1]	U.K. DBS operator	39%[4]	1,193	1,061
China Network Systems	Taiwan cable TV operator	various	242	239
Sky Network Television Ltd.	New Zealand media company	44%	314	239
National Geographic Channel (US)[2]	U.S. cable channel	67%	316	295
National Geographic International[5]	International cable channel	various[5]	68	99
Other equity method investments		various	703	679
Other investments			636	476
			$11,413	$10,601

(1) The market value of the Company's investment in DIRECTV, Gemstar-TV Guide International, Inc. ("Gemstar-TV Guide") and British Sky Broadcasting Group plc ("BSkyB") was $10,871 million, $861 million and $8,809 million, respectively, as of June 30, 2007.

(2) The Company does not control this entity as it does not hold a majority on its board of directors, is unable to dictate operating decision-making and it is not a variable interest entity.

(3) The Company's ownership in DIRECTV increased from approximately 38% at June 30, 2006 to approximately 39% at June 30, 2007 due to DIRECTV's share buyback program.

(4) The Company's ownership in BSkyB increased from approximately 38% at June 30, 2006 to approximately 39% at June 30, 2007 due to BSkyB's share buyback program.

(5) The Company's ownership percentage in NGC Network (UK) Limited ("NGC UK") was 25% and 0% as of June 30, 2007 and June 30, 2006, respectively. Investments held at June 30, 2006 included a 50% ownership interest in NGC Network International LLC ("NGC International") and a 67% interest in NGC Network Latin America LLC ("NGC Latin America"). Prior to January 1, 2007, NGC International and NGC Latin America were not consolidated as the Company did not hold a majority on their board of directors, was unable to dictate operating decision-making and they were not variable interest entities. As of January 1, 2007, the results of NGC International and NGC Latin America have been consolidated by the Company. (See Fiscal Year 2007 Acquisitions and Disposals below for further discussion)

The aggregate market value of the Company's publicly traded investments was approximately $21,608 million and $16,622 million at June 30, 2007 and June 30, 2006, respectively. During the fiscal year ended June 30, 2007, the Company made mark-to-market adjustments in fair value for the publicly traded other investments of $188 million which were recorded as an increase in accumulated other comprehensive income.

Equity Earnings of Affiliates

The Company's share of the income of each of its equity affiliates is as follows:

For the years ended June 30,	2007	2006	2005
		(in millions)	
British Sky Broadcasting Group plc	$ 336	$369	$ 374
The DIRECTV Group, Inc.[a]	489	246	(186)
Other DBS equity affiliates	19	108	81
Cable channel equity affiliates	98	68	46
Other equity affiliates	77	97	40
Total equity earnings of affiliates[b]	$1,019	$888	$ 355

(a) The Company's share of DIRECTV's losses for the fiscal year ended June 30, 2005 includes the Company's share of DIRECTV's increased loss from its sale of PanAmSat resulting from a reduction in the sales proceeds and the Company's portion of DIRECTV's SPACEWAY program impairment.

(b) The Company's investment in several of its affiliates exceeded its equity in the underlying net assets at their acquisition by a total of $5.9 billion and $5.7 billion as of June 30, 2007 and 2006, respectively.

This excess primarily relates to the Company's investment in DIRECTV. At June 30, 2007 the remaining excess included in the investment in DIRECTV was $4.1 billion which represents the excess of fair value over the Company's proportionate share of DIRECTV's underlying net assets as adjusted to record such net assets at fair value, most notably the adjustment to the carrying value of DIRECTV's SPACEWAY, PanAmSat, Hughes Software Systems and Hughes Network Systems, Inc. businesses and its deferred subscriber acquisition costs. The Company's purchase price allocation reflected the fair value of these assets at the date of acquisition, which approximate DIRECTV's revised carrying amounts. As such, portions of the impacts of the preceding items were recognized by the Company through its purchase price allocation. The resulting excess has been allocated to finite-lived intangibles, which are being amortized over lives ranging from six to 20 years, and to certain indefinite-lived intangibles and goodwill, which are not subject to amortization in accordance with SFAS No. 142.

In accordance with SFAS No. 142, the Company amortized $96 million and $83 million in fiscal 2007 and 2006, respectively, related to amounts allocated to definite-lived intangible assets. Such amortization is reflected in equity earnings of affiliates.

Fiscal Year 2007 Acquisitions and Disposals

In August 2006, the Company sold a portion of its equity investment in Phoenix Satellite Television Holdings Limited ("Phoenix"), representing a 19.9% stake, for approximately $164 million. The Company recognized a pre-tax gain of approximately $136 million on the sale included in Other, net in the consolidated statement of operations for the fiscal year ended June 30, 2007. The Company retained a 17.6% stake in Phoenix, which is accounted for under the cost method of accounting and, accordingly, the carrying value is adjusted to market value each reporting period as required under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities."

In July 2007, the Company and its joint venture partner sold a majority of the cable systems in Taiwan, in which the Company maintains a minority interest ownership, to a third party. The Company will be recording a gain in proportion to its minority interest on this transaction. The Company and its joint venture partner intend to sell the remaining cable systems in fiscal 2008.

In October 2006, the Company acquired a 7.3% share in Fairfax, an Australian newspaper publisher, for approximately $299 million. The Company sold its investment in Fairfax in May 2007. A loss of approximately $9 million on this sale was included in Other, net in the consolidated statement of operations for the fiscal year ended June 30, 2007.

In December 2006, the Company acquired 25% stakes in each of NGC International and NGC UK joint ventures for a combined total of approximately $154 million. These two joint ventures produce and distribute the National Geographic Channel in various international markets. The transaction increased the Company's interest in NGC International to 75% with National Geographic Television holding the remaining interest. In January 2007, National Geographic Television agreed to certain governance changes related to the operations of NGC International and NGC Latin America which gave the Company operating decision-making authority and control over these entities. Accordingly, the results of NGC International and NGC Latin America have been included in the Company's consolidated results of operations since January 2007.

Fiscal Year 2006 Disposals

In July 2005, the Company sold its entire cost investment in China Netcom Group Corporation ("China Netcom"). The Company's 1% investment in China Netcom was sold for total consideration of approximately $112 million. The Company recognized a gain of approximately $52 million on this sale included in Other, net in the consolidated statement of operations for the fiscal year ended June 30, 2006.

Fiscal Year 2005 Acquisitions and Disposals

In June 2005, the Company sold its entire cost investment in The Wireless Group plc ("Wireless Group"). The Company's 38.9 million shares of Wireless Group were sold for total consideration of approximately $60 million. The Company recognized a gain of approximately $6 million on the sale, which is reflected in Other, net in the accompanying consolidated statements of operations for the fiscal year ended June 30, 2005.

In fiscal 2005, Independent Newspapers Limited merged with Sky Network Television and formed a new company which has been named Sky Network Television Limited ("Sky Network Television"). As part of the transaction, the Company received net cash consideration of approximately $60 million and increased the Company's ownership interest in Sky Network Television by 10%, to 44%.

During fiscal 2005, as part of the Company's acquisition of the remaining outstanding shares of FEG it did not already own (See Note 3–Acquisitions, Disposals and Other Transactions), approximately $166 million of the FEG excess purchase price was assigned to the Company's investments in National Geographic and DIRECTV, of which approximately $53 million was allocated to amortizable intangibles with an estimated weighted average useful life of 17 years.

In October 2004, the Company and its then 34% investee, DIRECTV, announced a series of transactions with Grupo Televisa, Globopar and Liberty Media International, Inc. that would result in the reorganization of the companies' direct-to-home ("DTH") satellite television platforms in Latin America. The transactions would result in DIRECTV Latin America and Sky Latin America consolidating their two DTH platforms into a single platform in each of the major territories served in the region. As part of these transactions, DIRECTV would acquire News Corporation's interests in Sky Multi-Country Partners, Innova and Sky Brasil.

The Sky Multi-Country Partners transaction closed during fiscal 2005 and the Company recognized a pre-tax loss of approximately $55 million on this transaction.

In February 2006, the Company completed its sale of its investment in Innova, a Mexican DTH platform, to DIRECTV for $285 million. As a result of this transaction, the Company recognized a pre-tax gain of approximately $206 million, in the third quarter of fiscal 2006. The Company deferred a portion of its total gain on sale due to its indirect retained interest through the Company's ownership of DIRECTV. Upon the closing of the Innova transaction, the Company was released from both its Innova transponder lease guarantee and its guarantee under Innova's credit agreement.

In August 2006, the Company completed the sale of its investment in Sky Brasil, a Brazilian DTH platform, to DIRECTV for approximately $300 million in cash which was received in fiscal 2005. The Company recognized a pre-tax gain of approximately $261 million, which is included in Other, net in the consolidated statement of operations for the fiscal year ended June 30, 2007. The Company deferred a portion of its total gain on sale due to its indirect retained interest through the Company's ownership of DIRECTV. As a result of the transaction, the Company was released from its Sky Brasil transponder lease guarantee and was released from its Sky Brasil credit agreement guarantee in January 2007.

Summarized financial information

Summarized financial information for significant equity affiliates, determined in accordance with Regulation S-X of the Securities Exchange Act of 1934, as amended, accounted for under the equity method is as follows:

For the years ended June 30,	2007	2006	2005
		(in millions)	
Revenues	$24,682	$21,109	$19,734
Operating income (loss)	4,100	3,068	(221)
Income (loss) from continuing operations	2,457	1,889	(67)
Net income (loss)	2,473	1,889	(119)

As of June 30,	2007	2006
	(in millions)	
Current assets	$ 6,430	$ 7,835
Non-current assets	17,885	13,613
Current liabilities	6,181	5,268
Non-current liabilities	10,064	8,770

Equity affiliates of the Company have balance sheet dates consistent with the Company with the following exceptions:

Investment	Year End
Gemstar-TV Guide International, Inc.	December 31
NGC UK	December 31
The DIRECTV Group, Inc.	December 31

Note 7 Property, Plant and Equipment

As of June 30,	Useful Lives	2007	2006
		(in millions)	
Land		$ 305	$ 288
Buildings and leaseholds	2 to 50 years	2,864	2,451
Machinery and equipment	2 to 30 years	6,394	5,361
		9,563	8,100
Less accumulated depreciation and amortization		(4,838)	(4,029)
		4,725	4,071
Construction in progress		892	684
Total property, plant and equipment, net		$ 5,617	$ 4,755

Depreciation and amortization related to property, plant and equipment was $769 million, $676 million and $608 million for the fiscal years ended June 30, 2007, 2006, and 2005, respectively. This includes depreciation of set-top boxes at the DBS segment of $119 million, $100 million and $100 million for the fiscal years ended June 30, 2007, 2006 and 2005, respectively.

Total operating lease expense was approximately $432 million, $358 million and $327 million for the fiscal years ended June 30, 2007, 2006 and 2005, respectively.

Note 8 Goodwill and Other Intangible Assets

In accordance with SFAS No. 142, the Company's intangible assets and related accumulated amortization are as follows:

As of June 30,	Weighted average useful lives	2007	2006
		(in millions)	
FCC licenses[(a)]	Indefinite-lived	$ 6,910	$ 6,910
Distribution networks	Indefinite-lived	750	749
Publishing rights & imprints	Indefinite-lived	506	506
Newspaper mastheads	Indefinite-lived	918	796
Other	Indefinite-lived	1,355	1,365
Intangible assets not subject to amortization		10,439	10,326
Film library, net of accumulated amortization of $70 million and $39 million as of June 30, 2007 and 2006, respectively	20 years	553	584
Other intangible assets, net of accumulated amortization of $222 million and $138 million as of June 30, 2007 and 2006, respectively	3 – 20 years	711	536
Total intangibles, net		$11,703	$11,446

(a) Effective July 1, 2005, the Company adopted EITF D-108. EITF D-108 requires companies who have applied the residual value method in the valuation of acquired identifiable intangibles for purchase accounting and impairment testing to now use a direct value method. As a result of the adoption, the Company recorded a charge of $1.6 billion ($1 billion net of tax, or ($0.33) per diluted share of Class A Common Stock and ($0.28) per diluted share of Class B Common Stock) to reduce the intangible balances attributable to its television stations' FCC licenses. As required, this charge has been reflected as a cumulative effect of accounting change, net of tax in the consolidated statement of operations.

The direct valuation method used for FCC Licenses requires, among other inputs, the use of published industry data that are based on subjective judgments about future advertising revenues in the markets where the Company owns television stations. This method also involves the use of management's judgment in estimating an appropriate discount rate reflecting the risk of a market participant in the U.S. broadcast industry. The resulting fair values for FCC Licenses are sensitive to these long-term assumptions and any variations to such assumptions could result in an impairment to existing carrying values in future periods and such impairment could be material.

The changes in the carrying value of goodwill, by segment, are as follows:

	Balance as of June 30, 2006	Additions	Adjustments	Balance as of June 30, 2007
	(in millions)			
Filmed Entertainment	$ 1,073	$ —	$ (2)	$ 1,071
Television	3,284	—	—	3,284
Cable Network Programming	4,779	138	(2)	4,915
Direct Broadcast Satellite Television	559	—	33	592
Magazines & Inserts	257	—	—	257
Newspapers	913	354	128	1,395
Book Publishing	2	—	—	2
Other	1,681	642	(20)	2,303
Total goodwill	$12,548	$1,134	$137	$13,819

Goodwill balances increased $1,271 million during the fiscal year ended June 30, 2007, primarily as a result of new acquisitions. The largest goodwill balance increases arose primarily from acquisitions at the Other segment (Jamba, TGRT, Jungo and SDC), the Newspapers segment (FPC) and the Cable segment (NGC International). Fiscal 2007 adjustments primarily relate to the finalization of purchase price allocations for previously announced acquisitions and foreign currency translation adjustments.

	Balance as of June 30, 2005	Additions	Adjustments	Balance as of June 30, 2006
	(in millions)			
Filmed Entertainment	$ 976	$ —	$ 97	$ 1,073
Television	3,407	—	(123)	3,284
Cable Network Programming	4,416	323	40	4,779
Direct Broadcast Satellite Television	523	—	36	559
Magazines & Inserts	257	—	—	257
Newspapers	980	—	(67)	913
Book Publishing	—	2	—	2
Other	385	1,382	(86)	1,681
Total goodwill	$10,944	$1,707	$(103)	$12,548

Goodwill balances increased $1,604 million during the fiscal year ended June 30, 2006 primarily as a result of new acquisitions. The largest goodwill balance increases arose from acquisitions at the Other segment (Intermix, IGN and Scout) and at the Cable segment (SportSouth). Fiscal 2006 adjustments primarily relate to the finalization of purchase price allocations for previously announced acquisitions and foreign currency translation adjustments.

Amortization related to finite-lived intangible assets was $110 million, $99 million and $40 million for the fiscal years ended June 30, 2007, 2006 and 2005, respectively.

Based on the current amount of intangible assets subject to amortization, the estimated amortization expense for each of the succeeding five fiscal years is as follows: 2008—$170 million, 2009—$161 million, 2010—$153 million, 2011—$114 million and 2012—$105 million. These amounts may vary as acquisitions and disposals occur in the future and as purchase price allocations are finalized.

Note 9 Borrowings

	Weighted average interest rate at June 30, 2007	Due date	Outstanding As of June 30, 2007	2006
			(in millions)	
Description				
Bank Loans[a]			$ 192	$ 194
Public Debt				
Senior notes issued under January 1993 indenture[b]	8.60%	2013 - 2034	2,217	2,201
Senior notes issued under March 1993 indenture[c][d]	6.75%	2008 - 2096	8,390	7,390
Liquid Yield Option™ Notes[e]		2021	72	70
Exchangeable securities[f]			1,631	1,572
Total public debt			12,310	11,233
Total borrowings			12,502	11,427
Less current portion			355	42
Long-term borrowings			$12,147	$11,385

At June 30, 2007, the fair value of interest bearing liabilities in aggregate amounts to $13.2 billion.

a) The Company previously entered into two loan agreements with the European Bank for Reconstruction and Development (the "EBRD") and had an outstanding balance of $154 million under these loans at June 30, 2006. In August 2006, the Company entered into a loan agreement with Raiffeisen Zentralbank Österreich AG ("RZB") for $300 million and repaid all amounts outstanding under the Company's loan agreements with the EBRD. As of June 30, 2007, $113 million remains available for future use. The RZB loan bears interest at LIBOR for a period equal to each one, three or six month interest period, plus a margin of up to 2.85% dependent upon certain financial metrics. Principal amounts under the RZB loan are to be repaid in equal amounts every six months starting on the second anniversary of the date of the agreement until the fifth anniversary of the date of the agreement. The remaining available amount under the RZB loan, which may be drawn prior to the second anniversary of the date of the agreement, will be used to expand the Company's outdoor advertising business primarily in Russia and Eastern Europe. The loans are secured by certain guarantees, bank accounts and share pledges of the Company's Russian operating subsidiaries.

b) These notes are issued under the Amended and Restated Indenture dated as of January 28, 1993, as supplemented, among News America Incorporated ("NAI"), the Company (the "Parent Guarantor") named therein and U.S. Bank National Association, as Trustee. These notes are direct unsecured obligations of NAI and rank pari passu with all other unsecured indebtedness of NAI. Redemption may occur, at the option of the holders, at 101% of the principal plus an accrued interest amount in certain circumstances where a change of control is deemed to have occurred. These notes are subject to certain covenants, which, among other things, restrict secured indebtedness to 10% of tangible assets and in certain circumstances limit new senior indebtedness.

c) These notes are issued under the Amended and Restated Indenture dated as of March 24, 1993, as supplemented, among NAI, the Parent Guarantor named therein and The Bank of New York, as Trustee. These notes are direct unsecured obligations of NAI and rank pari passu with all other unsecured indebtedness of NAI. Redemption may occur, at the option of the holders, at 101% of the principal plus an accrued interest amount in certain circumstances where a change of control is deemed to have occurred. These notes are subject to certain covenants, which, among other things, restrict secured indebtedness to 10% of tangible assets and in certain circumstances limit new senior indebtedness.

d) In December 2004, the Company issued approximately $750 million of 5.30% Senior Notes due 2014 and $1,000 million of 6.20% Senior Notes due 2034 for general corporate purposes. The Company received proceeds of $1,743 million on the issuance of this debt, net of expenses.

In December 2005, the Company issued $1,150 million of 6.40% Senior Notes due 2035 for general corporate purposes. The Company received proceeds of approximately $1,133 million on the issuance of this debt, net of expenses.

In March 2007, the Company issued $1,000 million of 6.15% Senior Notes due 2037 for general corporate purposes. The Company received proceeds of approximately $1,000 million on the issuance of this debt, net of expense.

e) In February 2001, the Company issued Liquid Yield Option™ Notes ("LYONs") which pay no interest and have an aggregate principal amount at maturity of $1,515 million representing a yield of 3.5% per annum on the issue price. The remaining holders may exchange the notes at any time into Class A Common Stock or, at the option of the Company, the cash equivalent thereof at a fixed exchange rate of 24.2966 shares of Class A Common Stock per $1,000 note. The remaining LYONs are redeemable at the option of the holders on February 28, 2011 and February 28, 2016 at a price of $706.82 and $840.73, respectively. The Company, at its election, may satisfy the redemption amounts in cash, Class A Common Stock or any combination thereof. The Company can redeem the notes in cash at any time at specified redemption amounts.

On February 28, 2006, 92% of the LYONs were redeemed for cash at the specified redemption amount of $594.25 per LYON. Accordingly, the Company paid an aggregate of approximately $831 million to the holders of the LYONs that had exercised this redemption option. The pro-rata portion of unamortized deferred financing costs relating to the redeemed LYONs approximating $13 million was recognized and included in Other, net in the consolidated statement of operations for the fiscal year ended June 30, 2006.

The LYONs constitute senior indebtedness of NAI and rank equal in right of payment with all present and future senior indebtedness of NAI. The Parent Guarantor has fully and unconditionally guaranteed the LYONs. The LYONs, which have been recorded at a discount, are being accreted using the effective interest rate method.

f) See Note 10—Exchangeable Securities

Interest Expense, Net

Interest expense, net consists of:

For the years ended June 30,	2007	2006	2005
	(in millions)		
Interest income	$ 319	$ 246	$ 200
Interest expense	(867)	(819)	(767)
Interest capitalized	24	28	31
Interest expense, net	$(524)	$(545)	$(536)

Ratings of Public Debt

The table below summarizes the Company's credit ratings as of June 30, 2007.

Rating Agency	Senior Debt	Outlook
Moody's	Baa 2	Stable
Standard & Poor's	BBB	Stable

Original Currencies of Borrowings

Borrowings are payable in the following currencies:

As of June 30,	2007	2006
	(in millions)	
United States Dollars	$12,370	$11,312
Australian Dollars	127	111
Other currencies	5	4
Total borrowings	$12,502	$11,427

At June 30, 2007, the impact of foreign currency movements on borrowings was not material.

In May 2007, NAI, a subsidiary of the Company, terminated its existing $1.75 billion Revolving Credit Agreement (the "Prior Credit Agreement") and entered into a new credit agreement (the "New Credit Agreement"), among NAI as Borrower, the Company as Parent Guarantor, the lenders named therein (the "Lenders"), Citibank, N.A. as Administrative Agent and JPMorgan Chase Bank, N.A. as Syndication Agent. The New Credit Agreement consists of a $2.25 billion five-year unsecured revolving credit facility with a sublimit of $600 million available for the issuance of letters of credit. Borrowings are in U.S. dollars only, while letters of credit are issuable in U.S. Dollars or Euros. The significant terms of the New Credit Agreement include, among others, the requirement that the Company maintain specific leverage ratios and limitations on secured indebtedness. The Company will pay a facility fee of 0.10% regardless of facility usage. The Company will pay interest of a margin over LIBOR for borrowings and a letter of credit fee of 0.30%. The Company is subject to additional fees of 0.05% if borrowings under the facility exceed 50% of the committed facility. The interest and fees are based on the Company's current debt rating. Under the New Credit Agreement, NAI may request an increase in the amount of the credit facility up to a maximum amount of $2.5 billion. The New Credit Agreement is available for the general corporate purposes of NAI, the Company and its subsidiaries. The maturity date is in May 2012, however, NAI may request that the Lenders' commitments be renewed for up to two additional one year periods. At June 30, 2007, letters of credit representing approximately $121 million were issued under the New Credit Agreement. The total unused credit facility under the New Credit Agreement amounted to $2,129 million at June 30, 2007. The total unused credit facility under the Prior Credit Agreement amounted to $1,570 million at June 30, 2006.

Note 10 Exchangeable Securities

TOPrS

In November 1996, the Company, through a trust (the "Exchange Trust") wholly-owned by NAI, issued 10 million 5% TOPrS for aggregate gross proceeds of $1 billion. Such proceeds were invested in (i) preferred securities representing a beneficial interest of NAI's 5% Subordinated Discount Debentures due November 12, 2016 (the "Subordinated Debentures") and (ii) 10,000,000 warrants to purchase from NAI ordinary shares of BSkyB (the "Warrants"). During fiscal 2003, approximately 85% of the Company's outstanding TOPrS and related warrants were redeemed. As of June 30, 2007, approximately 1.5 million TOPrS and 1 million warrants remain outstanding. These investments represent the sole assets of the Exchange Trust. Cumulative cash distributions are payable on the TOPrS at an annual rate of 5%. The TOPrS have a mandatory redemption date of November 12, 2016 or earlier to the extent of any redemption by NAI of any Subordinated Debentures or Warrants. The Company has the right to pay cash equal to the market value of the BSkyB ordinary shares for which the Warrants are exercisable in lieu of delivering freely tradable shares. The Company and certain of its direct and indirect subsidiaries have certain obligations relating to the TOPrS, the preferred securities representing a beneficial interest in the Subordinated Debentures, the Subordinated Debentures and Warrants which amount to a full and unconditional guarantee of the respective issuer's obligations with respect thereto.

The total net proceeds from the issuance of the TOPrS were allocated between the fair value of the obligation and the fair value of the Warrants on their date of issuance. The fair value of the Warrants is determined at the end of each period using the Black-Scholes method. The original fair value of the obligation has been recorded in non-current borrowings and in accordance with SFAS No. 133, the Warrants are reported at fair value and in non-current other liabilities. The fair value of the obligation is accreted to its maturity value through the effective interest method. (See Note 17—Other, net) A significant variance in the price of the underlying stock could have a material impact on the operating results of the Company.

As of June 30, 2007, $129 million and $35 million of the TOPrS were included in borrowings and non-current liabilities, respectively, on the consolidated balance sheet. As of June 30, 2006, $128 million and $26 million of the TOPrS were included in borrowings and non-current liabilities, respectively, on the consolidated balance sheet.

BUCS

During fiscal 2003, News Corporation Finance Trust II (the "Trust") issued an aggregate of $1.655 billion 0.75% BUCS representing interests in debentures issued by NAI and guaranteed on a senior basis by the Company and certain of its subsidiaries. The net proceeds from the BUCS issuance were used to purchase approximately 85% of the Company's outstanding TOPrS. The BUCS are exchangeable at the holders' option into BSkyB ordinary shares based on an exchange ratio of 77.09 BSkyB ordinary shares per $1,000 original liquidation amount of BUCS. The Trust may pay the exchange market value of each BUCS in cash, by delivering ordinary shares of BSkyB or a combination of cash and ordinary shares of BSkyB.

The holders also have the right to tender the BUCS for redemption on March 15, 2010, March 15, 2013 or March 15, 2018 for payment of the adjusted liquidation preference plus accrued and unpaid distributions and any final period distribution in, at the Company's election, cash, BSkyB ordinary shares, the Company's Class A Common Stock or any combination thereof.

The Company may redeem the BUCS for cash, BSkyB ordinary shares or a combination thereof in whole or in part, at any time on or after March 20, 2010, at the adjusted liquidation preference of the BUCS plus any accrued and unpaid distributions and any final period distribution thereon.

The total net proceeds from the issuance of the BUCS were allocated between the fair value of the obligation and the fair value of the exchange feature. The fair values of the obligation and the exchange feature were determined by pricing the issuance with and without the exchange feature. The original fair value of the obligation has been recorded in non-current borrowings and in accordance with SFAS No.133, the call option feature of the exchangeable debentures is reported at fair value and in non-current other liabilities. The fair value of the obligation is being accreted to its maturity value through the effective interest method. (See Note 17—Other, net) A significant variance in the price of the underlying stock could have a material impact on the operating results of the Company.

As of June 30, 2007, $1,501 million and $352 million of the BUCS were included in borrowings and non-current liabilities, respectively, on the consolidated balance sheet. As of June 30, 2006, $1,444 million and $235 million of the BUCS were included in borrowings and non-current liabilities, respectively, on the consolidated balance sheet.

Note 11 Film Production Financing

The Company enters into arrangements with third parties to co-produce many of its theatrical productions. These arrangements, which are referred to as co-financing arrangements, take various forms. The parties to these arrangements include studio and non-studio entities, both domestic and foreign. In several of these agreements, other parties control certain distribution rights. The Filmed Entertainment segment records the amounts received for the sale of an economic interest as a reduction of the cost of the film, as the investor assumes full risk for that portion of the film asset acquired in these transactions. The substance of these arrangements is that the third-party investors own an interest in the film and, therefore, receive a participation based on the third-party investor's contractual interest in the profits or losses incurred on the film. Consistent with the requirements of SOP 00-2, the estimate of the third-party investor's interest in profits or losses incurred on the film is determined by reference to the ratio of actual revenue earned to date in relation to total estimated ultimate revenues.

Note 12 Stockholders' Equity

Preferred Stock and Common Stock

Under the News Corporation Restated Certificate of Incorporation, the Company's Board of Directors (the "Board") is authorized to issue shares of preferred stock or common stock at any time, without stockholder approval, and to determine all the terms of those shares, including the following:

(i) the voting rights, if any, except that the issuance of preferred stock or series common stock which entitles holders thereof to more than one vote per share requires the affirmative vote of the holders of a majority of the combined voting power of the then outstanding shares of the Company's capital stock entitled to vote generally in the election of directors;

(ii) the dividend rate and preferences, if any, which that preferred stock or common stock will have compared to any other class; and

(iii) the redemption and liquidation rights and preferences, if any, which that preferred stock or common stock will have compared to any other class.

Any decision by the Board to issue preferred stock or common stock must, however, be taken in accordance with the Board's fiduciary duty to act in the best interests of the Company's stockholders. The Company is authorized to issue 100,000,000 shares of preferred stock, par value $0.01 per share, of which 9,000,000 preferred shares have been designated as Series A Junior Participating Preferred Stock, par value $0.01 per share. As of June 30, 2007, there were no shares of preferred stock, including Series A Junior Participating Preferred Stock, issued and outstanding. The Board has the authority, without any further vote or action by the stockholders, to issue preferred stock in one or more series and to fix the number of shares, designations, relative rights (including voting rights), preferences, qualifications and limitations of such series to the full extent permitted by Delaware law.

The Company has two classes of common stock that are authorized and outstanding, non-voting Class A Common Stock and voting Class B Common Stock. Class A Common Stock carry the right to dividends in the amount equal to 120% of the aggregate of all dividends declared on a share of Class B Common Stock through fiscal 2007. Subsequent to the final fiscal 2007 dividend payment, shares of Class A Common Stock will cease to carry any rights to a greater dividend than shares of Class B Common Stock.

As of June 30, 2007, there were approximately 54,000 holders of record of shares of Class A Common Stock and 1,600 holders of record of Class B Common Stock.

In the event of a liquidation or dissolution of the Company, or a portion thereof, holders of Class A Common Stock and Class B Common Stock shall be entitled to receive all of the remaining assets of the Company available for distribution to its stockholders, ratably in proportion to the number of shares held by Class A Common Stock stockholders and Class B Common Stock stockholders, respectively. In the event of any merger or consolidation with or into another entity, the holders of Class A Common Stock and the holders of Class B Common Stock shall be entitled to receive substantially identical per share consideration.

Stockholder Rights Plan

In fiscal 2005, the Board adopted a stockholder rights plan (the "Rights Plan").

Under the Rights Plan, each stockholder of record received a distribution of one right for each share of voting and non-voting common stock of the Company (the "Rights").

The Rights are represented by the Company's common stock certificates. The Rights are not traded separately from the common stock and are not exercisable.

The Rights will become exercisable only if a person or group obtains ownership (defined to include stock which a person has the right to acquire, regardless of whether such right is subject to the passage of time or the satisfaction of conditions), or announces a tender offer that would result in ownership of 15% or more of the Company's voting common stock, at which time each Right would enable the holder of such Right to buy additional stock of the Company. Following the acquisition of 15% or more of the Company's voting common stock, the holders of Rights (other than the acquiring person or group) will be entitled to purchase from the Company shares of the Company's voting or non-voting common stock, as applicable, at half price, and in the event of a subsequent merger or other acquisition of the Company, to buy shares of common stock of the acquiring entity at half price. The Rights Plan grandfathered holdings of voting common stock and disclosed contracts permitting the acquisition of voting common stock in each case that existed at the time the Right Plan was adopted, including the then existing holdings of the Murdoch family and affiliated entities and Liberty, but any additional acquisitions (subject to a 1% cushion granted to all exempt holders) by the Murdoch family and its affiliated entities or by Liberty and its affiliated entities would trigger the Rights.

In August 2005, the Company announced that the Board determined to extend the expiration date of the Rights Plan for an additional two-year period, expiring in November 2007. Each Right permits the holder to spend $80 for the purchases described above. In April 2006, the Company agreed to a settlement of a lawsuit regarding the extension of its stockholder rights plan. In August 2006, the Company announced that, in accordance with the terms of the settlement of a lawsuit regarding the Company's Rights Plan, the Board had approved the adoption of an Amended and Restated Rights Plan, extending the term of the Company's existing Rights Plan from November 7, 2007 to October 20, 2008. The Board has the right to extend the term for an additional year if the situation with Liberty has not, in the Board's judgment, been resolved. The terms of the Amended and Restated Rights Plan remain the same as the Company's existing stockholder rights plan in all other material respects. Pursuant to the terms of the settlement, on October 20, 2006, the Amended and Restated Rights Plan was presented for a vote of the Company's Class B stockholders at the Company's 2006 annual meeting of stockholders and the stockholders voted in favor of its approval. In January 2007, the Rights Plan was amended to allow for the grant of an irrevocable proxy to Liberty in connection with the stockholder vote on the Share Exchange Agreement. The Company has announced that it intends to redeem the rights issued under the Rights Plan if the transactions contemplated under the Share Exchange Agreement are consummated. (See Note 3—Acquisitions, Disposals and Other Transactions for further discussion of the Share Exchange Agreement)

Stock Repurchase Program

In June 2005, the Company announced a stock repurchase program under which the Company is authorized to acquire from time to time up to an aggregate of $3 billion in Class A Common Stock and Class B Common Stock. In May 2006, the Company announced that the Board had authorized increasing the total amount of the stock repurchase program to $6 billion. The Company repurchased approximately 58 million and approximately 125 million shares during the fiscal year ended June 30, 2007 and 2006, respectively. The remaining authorized amount at June 30, 2007, under the Company's stock repurchase program was approximately $2,149 million excluding commissions.

The repurchases will be made through open market transactions. The timing of such transactions and class of shares purchased will depend on a variety of factors, including market conditions. The program may be suspended or discontinued at any time.

Dividends

The total dividends declared related to fiscal 2007 results were $0.12 per share of Class A Common Stock and $0.10 per share of Class B Common Stock. In August 2007, the Company declared the final dividend on fiscal 2007 results of $0.06 per share for Class A Common Stock and $0.05 per share for Class B Common Stock. This together with the interim dividend of $0.06 per share of Class A Common Stock and a dividend of $0.05 per share of Class B Common Stock constitute the total dividend relating to fiscal 2007.

For the years ended June 30,	2007	2006	2005
Cash dividends paid per share			
Class A	$0.12	$0.13	$0.10
Class B	$0.10	$0.13	$0.04

Note 13 Equity Based Compensation

News Corporation 2005 Long-Term Incentive Plan

The Company has adopted the News Corporation 2005 Long-Term Incentive Plan (the "2005 Plan") under which equity based compensation, including stock options, restricted stock, restricted stock units ("RSUs") and other types of awards, may be granted. Such equity grants under the 2005 Plan will generally vest over a four-year period and expire ten years from the date of grant. The Company's employees and directors are entitled to participate in the 2005 Plan. The Compensation Committee of the Board (the "Compensation Committee") will determine the recipients, type of award to be granted and amounts of awards to be granted under the 2005 Plan. Stock options awarded under the 2005 Plan will be granted at exercise prices which are equal to or exceed the market price at the date of grant. The 2005 Plan replaced the News Corporation 2004 Stock Option Plan under which no additional stock options will be granted. The maximum number of shares of Class A Common Stock that may be issued under the 2005 Plan is 165 million shares. The remaining shares available for issuance under the 2005 Plan at June 30, 2007 were approximately 148 million. The Company will issue new shares of Class A Common Stock for award upon exercises of stock options or vesting of stock-settled RSUs.

The fair value of equity based compensation under the 2005 Plan will be calculated according to the type of award issued.

Stock options and Stock Appreciation Rights ("SARs") issued under the 2005 Plan or under the NDS Group plc executive share option schemes will be fair valued using a Black-Scholes option valuation method that uses the following assumptions: expected volatility is based on the historical volatility of the Class A Common Stock; expected term of awards granted is derived from the historical activity of the Company's awards and represents the period of time that the awards granted are expected to be outstanding; weighted average risk-free interest rate is an average of the interest rates of U.S. government bonds with similar lives on the dates of the stock option grants; and dividend yield was calculated as an average of a ten year history of the Company's yearly dividend divided by the fiscal year's closing stock price.

RSU awards are grants that entitle the holder to shares of Class A Common Stock or the value of shares of Class A Common Stock as the award vests, subject to the 2005 Plan and such other terms and conditions as the Compensation Committee may establish. RSUs issued under the 2005 Plan are fair valued based upon the fair market value of Class A Common Stock on the grant date. Any person who holds RSUs shall have no ownership interest in the shares of Class A Common Stock to which such RSUs relate until and unless shares of Class A Common Stock are delivered to the holder. All shares of Class A Common Stock reserved for cancelled or forfeited stock-based compensation awards or for awards that are settled in cash become available for future grants. Certain RSU awards are settled in cash and are subject to terms and conditions of the 2005 Plan and such other terms and conditions as the Compensation Committee may establish. During the fiscal years ended June 30, 2007 and 2006, the Company issued 1.8 million and 16.2 million RSUs, respectively, which primarily vest over four years. Outstanding RSUs as of June 30, 2007 and June 30, 2006 are payable in shares of the Class A Common Stock, upon vesting, except for approximately 2.3 million RSUs that will be settled in cash. During the fiscal years ended June 30, 2007 and June 30, 2006, approximately 4,583,000 and 295,000 RSUs vested, of which approximately 3,632,000 and 125,000 were settled in stock and 951,000 and 170,000 were settled in cash, respectively.

The following table summarizes the activity related to the Company's RSUs to be settled in stock:

(Shares in thousands)	Fiscal 2007 Restricted stock units	Fiscal 2007 Weighted average grant-date fair value	Fiscal 2006 Restricted stock units	Fiscal 2006 Weighted average grant-date fair value
Unvested restricted stock units at beginning of the year	12,861	$15.37	—	$ —
Granted	1,317	19.28	13,187	15.38
Vested	(3,632)	15.82	(125)	16.93
Cancelled	(493)	15.74	(201)	15.24
Unvested restricted stock units at the end of the year	10,053	$15.70	12,861	$15.37

In fiscal 2007, a group of executives responsible for various business units within the Company had the opportunity to earn a grant of RSUs under the 2005 Plan. These fiscal 2007 awards (the "fiscal 2007 LTIP") were conditioned upon the attainment of pre-determined operating profit goals for fiscal 2007 by the executive's particular business unit. If the actual fiscal 2007 operating profit of the executive's business unit as compared to its pre-determined target operating profit was within a certain performance goal range, the executive was entitled to receive a grant of RSUs under the fiscal 2007 LTIP. To the extent that it was determined that the business unit's actual fiscal 2007 operating profit fell within the performance goal range, the executive received a percentage of his or her annualized base salary, ranging from 0% to 100%, in time-vested RSUs representing shares of our Class A Common Stock. The RSUs are generally payable in shares of Class A Common Stock. In fiscal 2008, approximately 3.9 million RSUs were issued in connection with these fiscal 2007 LTIP awards, twenty-five percent of which vested on August 15, 2007. The remaining balance will vest in three equal annual installments over the next three years, subject to the individual's continued employment with the Company.

News Corporation 2004 Stock Option Plan and 2004 Replacement Stock Option Plan

As a result of the Reorganization, all preferred limited voting ordinary shares which the Company issued stock options over were cancelled and holders received in exchange stock options for shares of Class A Common Stock on a one-for-two basis with no change in the original terms under the News Corporation 2004 Stock Option Plan and 2004 Replacement Stock Option Plan (collectively, the "2004 Plan"). In addition, all other outstanding stock options to purchase preferred limited voting ordinary shares were adjusted to be exercisable into shares of Class A Common Stock subject to the one-for-two share exchange. Prior to the Reorganization, stock options were granted to employees with Australian dollar exercise prices.

Under the 2004 Plan, equity grants generally vest over a four-year period and expire ten years from the date of grant. The equity awards were granted with exercise prices that are equal to or exceed the market price at the date of grant and were valued, in Australian dollars. The 2004 Plan automatically terminates in 2014.

Other

The Company operates employee share ownership schemes in the United Kingdom and Ireland. These plans enable employees to enter into fixed-term savings contracts with independent financial institutions linked to an option for Class A Common Stock. The savings contracts can range from three to seven years with an average expected life of four years. During the fiscal years ended June 30, 2007, 2006 and 2005, the Company granted approximately 256,000, 341,000 and 1.4 million stock options under this scheme, respectively.

The following table summarizes information about the Company's stock option transactions for all the Company's stock option plans (options in thousands):

	Fiscal 2007			Fiscal 2006			Fiscal 2005		
	Options	Weighted average exercise price (in US$)	(in A$)	Options	Weighted average exercise price (in US$)	(in A$)	Options	Weighted average exercise price (in US$)	(in A$)
Outstanding at the beginning of the year	110,881	$14.52	$24.50	131,367	$13.97	$23.35	143,849	$13.69	$23.13
Granted	256	17.72	*	935	16.36	*	1,519	14.04	18.70
Exercised	(24,719)	11.04	18.59	(16,102)	10.32	16.74	(6,273)	10.09	15.96
Cancelled	(1,060)	16.01	28.40	(5,319)	13.98	24.27	(7,728)	11.95	20.97
Outstanding at the end of the year	85,358	$15.52	$26.18	110,881	$14.52	$24.50	131,367	$13.97	$23.35
Vested and unvested expected to vest at June 30, 2007	85,358								
Exercisable at the end of the year	83,521			102,055			95,638		
Weighted average fair value of options granted		$ 8.83	*		$ 4.20	*		$ 6.74	$ 8.66

* Granted in U.S. dollars.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants in fiscal years ended June 30:

	2007	2006	2005
Weighted average risk free interest rate	4.50%	4.94%	4.08%
Dividend yield	0.7%	0.7%	0.9%
Expected volatility	26.98%	29.52%	35.38%
Maximum expected life of options	7 years	7 years	7 years

The fair value of each outstanding stock option award under the 2004 Plan was estimated on the date of grant using the Black-Scholes option valuation model that uses the following assumptions: expected volatility was based on historical volatility of the Class A Common Stock; expected term of stock options granted was derived from the historical activity of the Company's stock options and represented the period of time that stock options granted were expected to be outstanding; weighted average risk-free interest rate was an average of the interest rates of U.S. government bonds with similar lives on the dates of the stock option grants; and dividend yield was calculated as an average of a ten year history of the Company's yearly dividend divided by the fiscal year's closing stock price.

The exercise prices for the stock options issued prior to the Reorganization in November 2004 are in Australian dollars. The U.S. dollar equivalents presented above have been converted at historical exchange rates; therefore, the proceeds from the exercise of these options may differ due to fluctuations in exchange rates in periods subsequent to the date of the grants.

The Company issued 1,325,000 SARs in both fiscal 2005 and fiscal 2004 at exercise prices of $15.20 and $12.99, respectively. As of June 30, 2007, none of the SARs have been exercised and 593,750 of the SARs issued in fiscal 2005 and 890,625 of the SARs issued in fiscal 2004 were vested and exercisable. No SARs have been issued since fiscal 2005.

The following table summarizes information about the Company's stock option transactions (options in thousands):

Tranches	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Exercisable Options	Weighted Average Exercise Price
(in US$)		(in US$)			(in US$)
$6.49 to $9.31	16,092	8.65	4.74	16,092	8.65
$9.96 to $14.70	41,979	12.91	3.93	40,392	12.89
$15.20 to $22.38	15,274	20.34	3.05	15,024	20.38
$23.25 to $27.74	12,013	27.74	2.35	12,013	27.74
	85,358	$15.52		83,521	$15.56

NDS Option Schemes

NDS has three executive share option schemes ("the NDS Plans"). The NDS Plans provide for the grant of options to purchase Series A ordinary shares in NDS with a maximum term of ten years. Stock options granted under the NDS Plans vest over a four-year period. The NDS Plans authorize stock options to be granted subject to a maximum of 10% of the ordinary shares of NDS on issue at the date of grant. All NDS employees are entitled to participate in the NDS Plans, however (with the exception of the employee share ownership schemes which are open to all), management determines to whom and how many stock options are granted.

A summary of the NDS stock options (options in thousands):

	Fiscal 2007		Fiscal 2006		Fiscal 2005	
	Options	Weighted average exercise price	Options	Weighted average exercise price	Options	Weighted average exercise price
		(in US$)		(in US$)		(in US$)
Outstanding at the beginning of the year	3,691	$26.28	4,338	$18.17	4,844	$14.60
Granted	—	—	942	43.13	721	32.78
Exercised	(846)	16.68	(1,555)	14.00	(1,132)	11.92
Cancelled	(55)	33.64	(34)	20.05	(95)	21.66
Outstanding at the end of the year	2,790	$29.05	3,691	$26.28	4,338	$18.17
Vested and unvested expected to vest at June 30, 2007	2,757					
Exercisable at the end of the year	1,841		2,150		2,872	
Weighted average fair value of options granted		$ —		$29.42		$23.59

NDS 2006 Long-Term Incentive Plan

In October 2006, NDS shareholders approved the NDS 2006 Long-Term Incentive Plan (the "NDS LTIP"), which provides for awards of stock options to purchase NDS Series A ordinary shares ("NDS shares"), restricted awards, conditional awards, stock appreciation rights or awards of NDS shares, the terms and conditions of which are described in the NDS LTIP. American Depositary Receipts (ADRs) representing NDS shares are given to recipients in respect of any awards of NDS shares. The maximum number of NDS shares that may be issued or delivered under the NDS LTIP is 10,000,000 shares. There will be no further stock options granted under two of NDS's existing stock option plans: The NDS 1997 Executive Share Option Scheme or The NDS 1999 Executive Share Option Scheme. However, further grants may be made under the NDS U.K. Approved Share Option Scheme, which will be treated as a sub-scheme of the plan.

The fair value of equity-based compensation under the NDS LTIP is calculated according to the type of award issued. During the fiscal year ended June 30, 2007, fixed conditional awards (the "Fiscal 2007 Fixed Conditional Awards") over an aggregate of 43,500 NDS shares were awarded to certain employees and directors, twenty-five percent of which vested and were issued on August 15, 2007. The remaining balance will vest in three equal annual installments, subject to the individual's continued employment with the Company. The fair value of these awards was $51.57 per share.

In addition, during the fiscal year ended June 30, 2007, certain employees and executives of NDS had the opportunity to earn grants of NDS shares under the NDS LTIP conditioned upon the attainment of pre-determined operating income goals for the fiscal year ended June 30, 2007 (the "Fiscal 2007 Performance-Based Award"). To the extent that it was determined that the Company's actual fiscal 2007 operating income fell within the performance goal range, the employees or executives received a percentage of his or her annualized base salary, ranging from 0% to 45% for the vast majority of recipients (the range for some recipients was from 0% to up to 225%) in time-vesting NDS shares. In fiscal 2008, approximately 285,000 NDS shares were awarded in connection with the Fiscal 2007 Performance-Based Award, twenty-five percent of which vested and were issued on August 15, 2007. The remaining balance will vest in three equal annual installments over the next three years, subject to the individual's continued employment with the Company.

The following table summarizes the Company's equity-based compensation:

For the years ended June 30,	2007	2006
	(in millions)	
Equity-based compensation	$131	$132
Cash received from exercise of equity-based compensation	$366	$222
Total intrinsic value of options exercised	$208	$123

At June 30, 2007, the Company's total compensation cost related to non-vested stock options, SARs and RSUs not yet recognized for all plans presented was approximately $284 million, a portion of which is expected to be recognized over the next three fiscal years. Compensation expense on all stock-based awards is recognized on a straight line basis over the vesting period of the entire award.

The Company recognized a tax benefit on stock options exercised of $68 million, $35 million and $12 million for the fiscal years ended June 30, 2007, 2006 and 2005, respectively.

On May 3, 2005, the Compensation Committee approved the acceleration of vesting of unvested out-of-the-money stock options granted under the 2004 Plan. The affected stock options were those with exercise prices greater than A$19.74 per share, which was the closing price of the Class A Common Stock (as traded on the Australian Stock Exchange in the form of CHESS Depositary Interests) on May 2, 2005. Prior to the Reorganization, stock options were granted to employees with Australian dollar exercise prices. As a result of this action, the vesting of approximately 19,862,000 previously unvested stock options was accelerated and those stock options became exercisable. None of the unvested stock options held by directors, some of whom have stock options with exercise prices in excess of A$19.74, were accelerated.

The Compensation Committee's decision to accelerate the vesting of these stock options was in anticipation of the related compensation expense that would be recorded subsequent to the Company's adoption of SFAS 123R. In addition, the Compensation Committee considered that because these stock options had exercise prices in excess of the prevailing market value on May 2, 2005, they were not fully achieving their original objectives of incentive compensation and employee retention, and it believed that the acceleration would have a positive effect on employee morale. Incremental expense of approximately $100 million ($65 million, net of tax) associated with the acceleration was recorded in the fiscal 2005 pro forma disclosure.

The following table reflects the effect on net income and earnings per share as if the Company had applied the fair value recognition provisions for stock-based employee compensation prior to the adoption of SFAS 123R on July 1, 2005. These pro forma effects may not be representative of future amounts since the estimated fair value of stock options on the date of grant is amortized to expense over the vesting period, additional stock options may be granted in future years and the vesting of certain options was accelerated on May 3, 2005 (see above).

For the year ended June 30, 2005	(in millions except per share data)
Net income, as reported	$2,128
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(184)
Pro forma net income	$1,944
Basic earnings per share:	
As reported:	
Class A	$ 0.74
Class B	$ 0.62
Pro forma:	
Class A	$ 0.68
Class B	$ 0.57
Diluted earnings per share:	
As reported:	
Class A	$ 0.73
Class B	$ 0.61
Pro forma:	
Class A	$ 0.67
Class B	$ 0.56

In fiscal 2005, the Company received $88 million in cash from stock option exercises for all plans presented. The aggregate intrinsic value of stock options exercised for all the Company's plans presented in fiscal 2005 was $51 million.

As a result of adopting SFAS 123R on July 1, 2005, the Company's income from continuing operations before income tax expense and minority interest in subsidiaries and net income for the fiscal year ended June 30, 2006, were $53 million and $35 million lower, respectively, than if the Company had continued to account for stock-based compensation under APB No. 25 "Accounting for Stock Issued to Employees" ("APB 25"). Basic and diluted earnings per share for the fiscal year ended June 30, 2006 were each $0.01 lower for both Class A Common Stock and Class B Common Stock, than if the Company had continued to account for share-based compensation under APB 25.

Note 14 Related Parties

Director transactions

Mr. Shuman served as a non-executive Director of the Company through October 2005 and was named Director Emeritus effective October 2005. He is also the Managing Director of Allen & Company LLC, a U.S. based investment bank. In fiscal 2006, total fees paid to Allen & Company LLC were $6.1 million. There were no fees paid to Allen & Company LLC in fiscal 2007 or fiscal 2005.

Mr. Aznar, a Director of the Company, holds a 50% interest in Famaztella S.L. ("Famaztella"), a private consulting firm, which provided advisory services to the Company related to its global corporate strategy. Since September 1, 2004, Famaztella received €10,000 per month for its services. The consultancy agreement between Famaztella and the Company was terminated on June 20, 2006, immediately preceding Mr. Aznar's appointment to the Board.

Freud International LLP, which is controlled by Matthew Freud, Mr. K.R. Murdoch's son-in-law, has provided external support to the press and publicity activities of the Company during fiscal year 2007 and 2006 amounting to approximately $500,000 in each year. At June 30, 2007, there were no outstanding amounts due to or from Freud International LLP. Freud International LLP did not provide any services to the Company prior to fiscal 2006.

The Company has engaged Mrs. Wendi Murdoch, the wife of Mr. K. Rupert Murdoch, the Company's Chairman and Chief Executive Officer, to provide strategic advice for the development of the MySpace business in China. The fees paid to Mrs. Murdoch pursuant to this arrangement are $100,000 per annum and Mrs. Murdoch received $83,333 in the fiscal year ended June 30, 2007. Mrs. Murdoch is a Director of MySpace China Holdings Limited ("MySpace China"), a joint venture in which the Company owns a 51.5% interest on a fully diluted basis, which licenses the technology and brand to the local company in China that operates the MySpace China website. As a Director of MySpace China, Mrs. Murdoch will receive options over 2.5% of the fully diluted shares of MySpace China that will vest over four years under the MySpace China option plan. There were no fees paid to Mrs. Murdoch in fiscal 2006 or fiscal 2005.

SMS TV, which is controlled by Ms. Elisabeth Murdoch, the daughter of Mr. K.R. Murdoch, was a party to a production agreement with the Company, for programming that is distributed on the Company's owned-and-operated television stations. Under a revenue sharing arrangement provided under the terms of the production agreement, SMS TV received approximately $300,000 in the fiscal year 2007. The production agreement was terminated by the Company during fiscal 2007, and the parties are negotiating a termination fee to be paid by the Company to SMS TV.

Other related entities

In the ordinary course of business, the Company enters into transactions with related parties, such as equity affiliates, to purchase and/or sell advertising, the sale of programming, administrative services and supplying digital technology and services for digital pay television platforms. The following table sets forth the net revenue from related parties, excluding transactions with QPL, included on the consolidated statement of operations:

For the years ended June 30,	2007	2006	2005
		(in millions)	
Related party revenue, net of expense	$1,173	$1,143	$1,008

The following table sets forth the amount of accounts receivable due from and payable to related parties outstanding on the consolidated balance sheets:

As of June 30,	2007	2006
	(in millions)	
Accounts receivable from related parties	$389	$371
Accounts payable to related parties	15	38

Liberty Transaction

In December 2006, the Company entered into the Share Exchange Agreement with Liberty. Under the terms of the Share Exchange Agreement, Liberty will exchange its entire interest in the Company for 100% of Splitco, whose holdings will consist of an approximate 39% interest in DIRECTV, the Three RSNs and $588 million in cash, subject to adjustment. As of June 30, 2007, Liberty's economic equity ownership in the Company was approximately 16% and its voting interest was approximately 19%. (See Note 3—Acquisitions, Disposals and Other Transactions for further discussion of the Share Exchange Agreement.)

Note 15 Commitments and Contingencies

The Company has commitments under certain firm contractual arrangements ("firm commitments") to make future payments. These firm commitments secure the future rights to various assets and services to be used in the normal course of operations. The following table summarizes the Company's material firm commitments as of June 30, 2007.

As of June 30, 2007	Total	1 year	2-3 years	4-5 years	After 5 years
	Payments Due by Period (in millions)				
Contracts for capital expenditure					
Land and buildings	$ 75	$ 68	$ 7	$ —	$ —
Plant and machinery	373	353	20	—	—
Operating leases[a]					
Land and buildings	3,078	259	453	386	1,980
Plant and machinery	935	203	256	165	311
Other commitments					
Borrowings	10,871	355	430	107	9,979
Exchangeable securities	1,631	—	1,502	—	129
News America Marketing[b]	428	94	166	102	66
Sports programming rights[c]	17,092	2,908	4,855	3,990	5,339
Entertainment programming rights	3,631	1,566	1,395	433	237
Other commitments and contractual obligations[d]	2,263	674	418	314	857
Total commitments, borrowings and contractual obligations	$40,377	$6,480	$9,502	$5,497	$18,898

The Company also has certain contractual arrangements in relation to certain investees that would require the Company to make payments or provide funding if certain circumstances occur ("contingent guarantees"). The Company does not expect that these contingent guarantees will result in any material amounts being paid by the Company in the foreseeable future. The timing of the amounts presented in the table below reflect when the maximum contingent guarantees will expire and does not indicate that the Company expects to incur an obligation to make payments during that time frame.

As of June 30, 2007	Total Amounts Committed	1 year	2-3 years	4-5 years	After 5 years
	Amount of Guarantees Expiration Per Period (in millions)				
Contingent guarantees:					
Programming rights[e]	$523	$ 21	$ 73	$135	$294
Affiliate borrowings[f]	65	65	—	—	—
Other	19	19	—	—	—
	$607	$105	$ 73	$135	$294

(a) The Company leases transponders, office facilities, warehouse facilities, equipment and microwave transmitters used to carry broadcast signals. These leases, which are classified as operating leases, expire at certain dates through fiscal 2090. In addition, the Company leases various printing plants, which leases expire at various dates through fiscal 2095.

(b) News America Marketing ("NAMG"), a leading provider of in-store marketing products and services primarily to consumer packaged goods manufacturers, enters into agreements with retailers to rent space for the display of point of service advertising.

(c) The Company's contract with MLB gives the Company rights to telecast certain regular season and post season games, as well as exclusive rights to telecast MLB's World Series and All-Star Game for a seven-year term through the 2013 MLB season.
Under the Company's contract with the National Football League ("NFL"), remaining future minimum payments for program rights to broadcast certain football games are payable over the remaining term of the contract through fiscal 2012.
The Company's contracts with the National Association of Stock Car Auto Racing ("NASCAR") give the Company rights to broadcast certain races and ancillary content through calendar year 2014.
Under the Company's contract with the Bowl Championship Series ("BCS"), remaining future minimum payments for program rights to broadcast the BCS are payable over the remaining term of the contract through fiscal 2010.
In addition, the Company has certain other local sports broadcasting rights.

(d) The Company is upgrading its printing presses with new automated technology that once fully on line, are expected to lower production costs and improve newspaper quality, including expanded color. As part of this initiative, the Company entered into several third party printing contracts in the United Kingdom expiring in fiscal 2022.
The Company has an eight year agreement with Nielsen Media Research ("Nielsen") under which Nielsen provides audience measurement services for 49 of the Company's subsidiaries and affiliates.

(e) A joint-venture in which the Company owns a 50% equity interest, entered into an agreement for global programming rights. Under the terms of the agreement, the Company and the other joint-venture partner have jointly guaranteed the programming rights obligation.

(f) The Company has guaranteed a bank loan facility of $65 million (¥7.97 billion) for an affiliate. The facility covers a term loan which matures in June 2008, and an agreement for an overdraft. The Company would be liable under this guarantee, to the extent of default by the affiliate.

As of June 30, 2007 the Company was contractually obligated for approximately $242 million and $42 million in the United Kingdom and Australia, respectively, for new printing plants and related costs. All firm commitments related to these projects are included in the capital expenditure lines disclosed in the commitments table above.

In accordance with SFAS No. 87, "Employers' Accounting for Pensions," and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," the total accrued benefit liability for pension and other postretirement benefit plans recognized as of June 30, 2007 was $344 million (see Note 16 Pensions and Other Postretirement Benefits). This amount is effected by, among other items, statutory funding levels, changes in plan demographics and assumptions, and investment return on plan assets. Because of the current overall funded status of our material plans, the accrued liability does not represent expected near-term liquidity needs and accordingly the Company did not include this amount in the contractual obligations table.

Contingencies

NDS

Echostar Litigation

On June 6, 2003, Echostar Communications Corporation, Echostar Satellite Corporation, Echostar Technologies Corporation and Nagrastar L.L.C. (collectively, "Echostar") filed an action against NDS in the United States District Court for the Central District of California. Echostar filed an amended complaint on October 8, 2003, which purported to allege claims for violation of the Digital Millennium Copyright Act ("DMCA"), the Communications Act of 1934 ("CA"), the Electronic Communications Privacy Act, the Computer Fraud and Abuse Act, California's Unfair Competition statute and the federal Racketeer Influenced and Corrupt Organizations ("RICO") statute. The complaint also purported to allege claims for civil conspiracy, misappropriation of trade secrets and interference with prospective business advantage. The complaint sought injunctive relief, unspecified compensatory and exemplary damages and restitution. On December 22, 2003, all of the claims were dismissed by the court, except for the DMCA, CA and unfair competition claims, and the court limited these claims to acts allegedly occurring within three years of the filing of Echostar's original complaint.

After Echostar filed a second amended complaint, NDS filed a motion to dismiss this complaint on March 31, 2004. On July 21, 2004, the court issued an order directing Echostar to, among other things, file a third amended complaint within ten days correcting various deficiencies noted in the second amended complaint. Echostar filed its third amended complaint on August 4, 2004. On August 6, 2004, the court ruled that NDS was free to file a motion to dismiss the third amended complaint, which NDS did on September 20, 2004. The hearing occurred on January 3, 2005. On February 28, 2005, the court issued an order treating NDS's motion to dismiss as a motion for a more definite statement, granting the motion and giving Echostar until March 30, 2005 to file a fourth amended complaint correcting various deficiencies noted in the third amended complaint. On March 30, 2005, Echostar filed a fourth amended complaint, which NDS moved to dismiss. On July 27, 2005, the court granted in part and denied in part NDS's motion to dismiss, and again limited Echostar's surviving claims to acts allegedly occurring within three years of the filing of Echostar's original complaint. NDS's management believes these surviving claims are without merit and intends to vigorously defend against them.

On October 24, 2005, NDS filed its Amended Answer with Counterclaims, alleging that Echostar misappropriated NDS's trade secrets, violated the Computer Fraud and Abuse Act and engaged in unfair competition. On November 8, 2005, Echostar moved to dismiss NDS's counterclaims for conversion and claim and delivery, arguing that these claims were preempted and time-barred. Echostar also moved for a more definite statement of NDS's trade secret misappropriation claim. On December 8, 2005, the court granted in part and denied in part Echostar's motion to dismiss and for a more definite statement, but granted NDS leave to file amended counterclaims. On December 13, 2005, NDS filed a Second Amended Answer with Counterclaims, which Echostar answered on December 27, 2005. The court has set this case to go to trial in February 2008.

Sogecable Litigation

On July 25, 2003, Sogecable, S.A. and its subsidiary Canalsatellite Digital, S.L., Spanish satellite broadcasters and customers of Canal+ Technologies SA (together, "Sogecable"), filed an action against NDS in the United States District Court for the Central District of California. Sogecable filed an amended complaint on October 9, 2003, which purported to allege claims for violation of the Digital Millennium Copyright Act and the federal RICO Act. The amended complaint also purported to allege claims for interference with contract and prospective business advantage. The complaint sought injunctive relief, unspecified compensatory and exemplary damages and restitution. On December 22, 2003, all of the claims were dismissed by the court. Sogecable filed a second amended complaint. NDS filed a motion to dismiss the second amended complaint on March 31, 2004. On August 4, 2004, the court issued an order dismissing the second amended complaint in its entirety. Sogecable had until October 4, 2004 to file a third amended complaint. On October 1, 2004, Sogecable notified the court that it would not be filing a third amended complaint, but would appeal the court's entry of final judgment dismissing the suit to the United States Ninth Circuit Court of Appeals. On December 14, 2006, the appellate court issued a memorandum decision reversing the district court's dismissal. On January 26, 2007, NDS filed its petition for rehearing by an en banc panel of the United States Ninth Circuit Court of Appeals. On February 21, 2007, the petition was denied. On June 11, 2007, NDS filed a petition for a Writ of Certiorari in the United States Supreme Court seeking reversal of the Ninth Circuit Court of Appeals' decision. The Company believes that Sogecable's claims are without merit and will continue to vigorously defend itself in this matter.

Intermix

FIM Transaction

On August 26, 2005 and August 30, 2005, two purported class action lawsuits captioned, respectively, *Ron Sheppard v. Richard Rosenblatt et. al.*, and *John Friedmann v. Intermix Media, Inc. et al.*, were filed in the California Superior Court, County of Los Angeles. Both lawsuits named as defendants all of the then incumbent members of the Intermix Board, including Mr. Rosenblatt, Intermix's former Chief Executive Officer, and certain entities affiliated with VantagePoint Venture Partners, a former major Intermix stockholder. The complaints alleged that, in pursuing the transaction whereby Intermix was to be acquired by FIM (the "FIM Transaction") and approving the related merger agreement, the director defendants breached their fiduciary duties to Intermix stockholders by, among other things, engaging in self-dealing and failing to obtain the highest price reasonably available for Intermix and its stockholders. The complaints further alleged that the merger agreement resulted from a flawed process and that the defendants tailored the terms of the merger to advance their own interests. The FIM Transaction was consummated on September 30, 2005. The *Friedmann* and *Sheppard* lawsuits were subsequently consolidated and, on January 17, 2006, a consolidated amended complaint was filed (the "*Intermix Media Shareholder Litigation*"). The plaintiffs in the consolidated action are seeking various forms of declaratory relief, damages, disgorgement and fees and costs. On March 20, 2006, the court ordered that substantially identical claims asserted in a separate state action filed by Brad Greenspan, captioned *Greenspan v. Intermix Media, Inc., et al.*, be severed and related to the *Intermix Media Shareholder Litigation.* The defendants filed demurrers seeking dismissal of all claims in the *Intermix Media Shareholder Litigation* and the severed *Greenspan* claims, which were heard by the Court on July 6, 2006. On October 6, 2006, the court sustained the demurrers without leave to amend. On December 13, 2006, the court dismissed the complaints and entered judgment for the defendants. On February 6, 2007, the *Intermix Media Shareholder Litigation* plaintiffs filed a notice of appeal.

Although their opening brief is currently due on August 24, 2007, plaintiffs have requested that the Court of Appeal grant them an extension of this due date to October 23, 2007. The Court of Appeal has not yet ruled on this request. The matter will likely not be fully briefed and ready for oral argument until the first half of 2008.

In November 2005, plaintiff in a derivative action captioned *LeBoyer v. Greenspan et al.* pending against various former Intermix directors and officers in the United States District Court for the Central District of California, filed a First Amended Class and Derivative Complaint (the "Amended Complaint"). The original derivative action was filed in May 2003 and arose out of Intermix's restatement of quarterly financial results for its fiscal year ended March 31, 2003. Until the filing of the Amended Complaint, the action had been stayed by mutual agreement of the parties since its inception. A substantially similar derivative action filed in Los Angeles Superior Court was dismissed based on inability of the plaintiffs to adequately plead demand futility. Plaintiff LeBoyer's November 2005 Amended Complaint added various allegations and purported class claims arising out of the FIM Transaction which are substantially similar to those asserted in the *Intermix Media Shareholder Litigation.* The Amended Complaint also adds as defendants the individuals and entities named in the *Intermix Media Shareholder Litigation* that were not already defendants in the matter. On July 14, 2006, the parties filed their briefing on defendants' motion to dismiss and stay the matter. On October 16, 2006, the court dismissed the fourth through seventh claims for relief, which related to the 2003 restatement, finding that the plaintiff is precluded from relitigating demand futility. At the same time, the court asked for further briefing regarding the standing issues and the effect of the judge's dismissal of the claims in the *Greenspan* case and the *Intermix Media Shareholder Litigation* on the remaining claims, which include two direct class action claims related to alleged breaches of fiduciary duty leading up to the FIM Transaction and a third claim under Section 14(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") asserted as a derivative claim and alleging material misstatements and omissions in the FIM Transaction proxy statement. The parties filed the requested additional briefing in which the defendants requested that the court stay the federal court proceedings pending the resolution of any appeal in the *Greenspan* case and the *Intermix Media Shareholder Litigation.* The court vacated the scheduled November 27, 2006 hearing with respect to this briefing and took the matter under submission. The court denied the stay in an order dated May 22, 2007, and as explained in more detail in the next paragraph, consolidated this case with the *Brown v. Brewer* action also pending before the court. On July 11, 2007, plaintiffs filed the consolidated first amended complaint. Pursuant to the stipulated briefing schedule ordered by the court, the parties' joint brief is due to be filed on October 11, 2007.

On June 14, 2006, a purported class action lawsuit, captioned *Jim Brown v. Brett C. Brewer, et al.*, was filed against certain former Intermix directors and officers in the United States District Court for the Central District of California. The plaintiff asserts claims for alleged violations of Section 14a of the Exchange Act and SEC Rule 14a-9, as well as control person liability under Section 20a. The plaintiff alleges that certain defendants disseminated false and misleading definitive proxy statements on two occasions: one on December 30, 2003 in connection with the shareholder vote on January 29, 2004 on the election of directors and ratification of financing transactions with certain entities of VantagePoint Venture Partners ("VantagePoint"), a former large stockholder of Intermix, and another on August 25, 2005 in connection with the shareholder vote on the FIM Transaction. The complaint names as defendants certain VantagePoint related entities and the members of the Intermix Board who were incumbent on the dates of the respective proxy statements. Intermix is not named as a defendant, but has certain indemnity obligations to the former officer and director defendants in connection with these claims and allegations. Intermix believes that the claims are without merit and expects that the individual defendants will vigorously defend themselves in the matter. On August 25, 2006, plaintiff amended his complaint to add certain investment banks (the "Investment Banks") as defendants. Intermix has certain indemnity obligations to the Investment Banks as well. After conferring with defendants concerning deficiencies in the amended complaint pursuant to local rule and entering a stipulation with defendants regarding a briefing schedule, plaintiff amended his complaint again on September 27, 2006. On October 19, 2006, defendants filed motions to dismiss all claims in the Second Amended Complaint. These motions were scheduled to be heard on February 12, 2007. On February 9, 2007, the case was transferred from Judge Walter to Judge George H. King, the judge assigned to the *LeBoyer* action on the grounds that it raises substantially related questions of law and fact as *LeBoyer*, and would entail substantial duplication of labor if heard by different judges. Judge King took the February 26, 2007 hearing date for the motions to dismiss off-calendar. On May 22, 2007, Judge King ordered a combined status conference with the *LeBoyer* action occur on June 11, 2007 at which he ordered the *Brown* case be consolidated with the *LeBoyer* action. Judge King also stated that he was not going to consider the pending motions to dismiss but rather ordered plaintiffs' counsel to file a consolidated first amended complaint setting forth the causes of action in the *LeBoyer* and *Brown* matters and further ordered the parties to file a joint brief regarding dismissal of the first amended complaint. On July 11, 2007, plaintiffs filed the consolidated first amended complaint. Pursuant to the stipulated briefing schedule ordered by the court, the parties' joint brief is due to be filed on October 11, 2007. Intermix believes that the claims are without merit and expects the individual defendants will vigorously defend themselves in the matter.

Greenspan Litigation

On February 10, 2005, Brad Greenspan, Intermix's former Chairman and Chief Executive Officer who was asked to resign as CEO and was removed as Chairman in the fall of 2003, filed a derivative complaint in Los Angeles Superior Court against Intermix, various of its former directors and officers, VantagePoint and certain of VantagePoint's principals and affiliates. The complaint alleged claims of libel and fraud against Intermix and various of its then current and former officers and directors, claims of intentional interference with contract and prospective economic advantage, unfair competition and fraud against VantagePoint and certain of its affiliates and principals and claims alleging that Intermix's forecasts of profitability leading up to its January 2004 annual stockholder meeting and associated proxy contest waged by Mr. Greenspan were false and misleading. These claims generally related to Intermix's decision to consummate its Series C Preferred Stock financing with VantagePoint in October 2003, Mr. Greenspan's contemporaneous separation from Intermix and matters arising during the proxy contest. The complaint also alleged that Intermix's acquisition of the assets of a company known as Supernation LLC ("Supernation") in July 2004 involved breaches of fiduciary duty. Mr. Greenspan sought remittance of compensation received by the various then current and former Intermix director and officer defendants, unspecified damages, removal of various Intermix directors, disgorgement of unspecified profits, reformation of the Supernation purchase, punitive damages, fees and costs, injunctive relief and other remedies. Intermix and the other defendants filed motions challenging the validity of the action and Mr. Greenspan's ability to pursue it. Mr. Greenspan voluntarily dismissed this action in October 2005.

Prior to dismissing his derivative lawsuit, in August 2005, Mr. Greenspan filed another complaint in Los Angeles Superior Court against the same defendants. The complaint, for breach of fiduciary duty, included substantially the same allegations made by Mr. Greenspan in the above-referenced lawsuit. Mr. Greenspan further alleged that defendants' actions have, with the FIM Transaction, culminated in the loss of Mr. Greenspan's interest in Intermix for a cash payment allegedly below its value. On October 31, 2005, the defendants filed motions seeking dismissal of the lawsuit on the grounds that the complaint fails to state any cause of action. Instead of responding to these motions, Mr. Greenspan filed an amended complaint on February 21, 2006, in which Mr. Greenspan omitted certain previously named defendants and added two other former directors as defendants. In this amended complaint, Mr. Greenspan asserts seven causes of action. The first two causes of action, for intentional interference with prospective economic advantage and violation of California's Business Professions Code section 17200, generally related to Intermix's decision to consummate its Series C Preferred Stock financing with VantagePoint in October 2003 and allege that Mr. Greenspan was "forced" to resign. The third through sixth causes of action assert various claims for breach of fiduciary duty related to the FIM Transaction and substantially mirror the allegations in the *Intermix Media Shareholder Litigation*. By Order of March 20, 2006, the court ordered that Mr. Greenspan's claims based on the FIM Transaction be severed from the rest of his complaint and coordinated with the claims asserted in the *Intermix Media Shareholder Litigation*. The seventh cause of action is asserted against Intermix for indemnification. In his amended complaint, Mr. Greenspan seeks compensatory and consequential damages, punitive damages, fees and costs, injunctive relief and other remedies. Motions to dismiss the first six causes of action were filed and, on October 6, 2006, granted without leave to amend. On November 21, 2006, Mr. Greenspan dismissed with prejudice the seventh cause of action for indemnity, which was the only remaining claim and his sole cause of action against Intermix. On January 24, 2007, Mr. Greenspan filed a notice of appeal of the court's October 6, 2006 ruling. Mr. Greenspan's opening brief in the Court of Appeal is currently due August 24, 2007. The matter will likely not be fully briefed and ready for oral argument until the first half of 2008.

News America Marketing

On January 18, 2006, Valassis Communications, Inc. ("Valassis") filed a complaint against News America Incorporated, News America Marketing FSI, LLC and News America Marketing Services, In-Store, LLC (collectively "News America") in the United States District Court for the Eastern District of Michigan. Valassis alleges that News America possesses monopoly power in a claimed in-store advertising and promotions market (the "in-store market") and has used that power to gain an unfair advantage over Valassis in a purported market for coupons distributed by free standing inserts ("FSIs"). Valassis alleges that News America is attempting to monopolize the purported FSI market by leveraging its alleged monopoly power in the purported in-store market, thereby allegedly violating Section 2 of the Sherman Antitrust Act of 1890, as amended (the "Sherman Act"). Valassis further alleges that News America has unlawfully bundled the sale of in-store marketing products with the sale of FSIs and that such bundling constitutes unlawful tying in violation of Sections 1 and 3 of the Sherman Act. Additionally, Valassis alleges that News America is predatorily pricing its FSI products in violation of Section 2 of the Sherman Act. Valassis also asserts that News America violated various state antitrust statutes and has tortiously interfered with Valassis' actual or expected business relationships. Valassis' complaint seeks injunctive relief, damages, fees and costs. On April 20, 2006, News America moved to dismiss Valassis' complaint in its entirety for failure to state a cause of action. On September 28, 2006, the Magistrate Judge issued a Report and Recommendation granting the motion. On October 16, 2006, Valassis filed an Amended Complaint, alleging the same causes of action. On November 17, 2006, News America answered the three federal antitrust claims and moved to dismiss the remaining nine state law claims. On March 23, 2007, the Court granted News America's motion and dismissed the nine state law claims. On April 12, 2007, the Court entered a Scheduling Order that provides that all discovery will be closed on or before October 12, 2007 and sets a jury trial date for February 5, 2008. The parties are in ongoing negotiations regarding discovery and production of responsive discovery is imminent.

On March 9, 2007, Valassis filed a two-count complaint in Michigan state court against News America. That complaint, which is based on the same factual allegations as the federal complaint discussed above, alleges that News America has tortiously interfered with Valassis' business relationships and that News America has unfairly competed with Valassis. Valassis' Michigan complaint seeks injunctive relief, damages, fees and costs. On May 4, 2007, News America filed a motion to dismiss or, in the alternative stay, that complaint. On August 14, 2007, the Court denied the motion.

On March 12, 2007, Valassis filed a three-count complaint in California state court against News America. That complaint, which is based on the same factual allegations as the federal complaint discussed above, alleges that News America has violated the Cartwright Act (California's state antitrust law) by unlawfully tying its FSI products to its in-store products, has violated California's Unfair Practices Act by predatorily pricing its FSI products, and has unfairly competed with Valassis. Valassis' California complaint seeks injunctive relief, damages, fees and costs. On May 4, 2007, News America filed a motion to dismiss or, in the alternative stay, that complaint. On June 28, 2007, the court issued a tentative ruling denying the motion and reassigned the case to the Complex Litigation Program. On July 19, 2007, the court denied the motion.

News America believes that all of the claims in each of the complaints filed by Valassis are without merit and it intends to defend itself vigorously in the three matters.

Other

Other than previously disclosed in the notes to these consolidated financial statements, the Company is party to several purchase and sale arrangements which become exercisable over the next ten years by the Company or the counter-party to the agreement. In the next twelve months, none of these arrangements that become exercisable are material. Purchase arrangements that are exercisable by the counter-party to the agreement, and that are outside the sole control of the Company are accounted for in accordance with EITF D-98. Accordingly the fair values of such purchase arrangements are classified in Minority interest liabilities.

The Company experiences routine litigation in the normal course of its business. The Company believes that none of its pending litigation will have a material adverse effect on its consolidated financial condition, future results of operations or liquidity.

The Company's operations are subject to tax in various domestic and international jurisdictions and as a matter of course, the Company is regularly audited by federal, state and foreign tax authorities. The Company believes it has appropriately accrued for the expected outcome of all pending tax matters and does not currently anticipate that the ultimate resolution of pending tax matters will have a material adverse effect on its consolidated financial condition, future results of operations or liquidity.

Note 16 Pensions and Other Postretirement Benefits

The Company participates in and/or sponsors pension and savings plans of various types in a variety of jurisdictions covering, in aggregate, substantially all employees. The Company has a legally enforceable obligation to contribute to some plans and is not required to contribute to others. Non-U.S. plans include both employee contributory and employee non-contributory defined benefit plans and accumulation plans covering all eligible employees. The plans in the United States include both defined benefit pension plans and employee non-contributory and employee contributory accumulation plans covering all eligible employees. The Company makes contributions in accordance with applicable laws or contract terms in each jurisdiction in which the Company operates. The Company's benefit obligation is calculated using several assumptions which the Company reviews on a regular basis.

The funded status of the plans can change from year to year but plan assets have been sufficient to fund all benefits coming due in each of the fiscal 2007, 2006 and 2005.

The Company uses a June 30 measurement date for all pension and postretirement benefit plans. The following table sets forth the change in the benefit obligation for the Company's benefit plans:

As of June 30,	Pension benefits		Postretirement benefits	
	2007	2006	2007	2006
	(in millions)			
Projected benefit obligation, beginning of the year	$2,061	$2,074	$138	$143
Service cost	70	82	4	4
Interest cost	122	106	8	7
Benefits paid	(98)	(85)	(6)	(6)
Actuarial loss (gain)[a]	57	(168)	(4)	(11)
Foreign exchange rate changes	110	29	2	1
Amendments, transfers and other	70	23	(3)	—
Projected benefit obligation, end of year	$2,392	$2,061	$139	$138

(a) Actuarial gains and losses primarily related to changes in the discount rate and mortality assumptions utilized in measuring plan obligations at June 30, 2007 and June 30, 2006.

The following table sets forth the change in the fair value of plan assets for the Company's benefit plans:

As of June 30,	Pension benefits	
	2007	2006
	(in millions)	
Fair value of plan assets, beginning of the year	$1,903	$1,609
Actual return on plan assets	232	186
Employer contributions	67	149
Benefits paid	(97)	(85)
Foreign exchange rate changes	112	22
Amendments, transfers and other	70	22
Fair value of plan assets, end of the year	$2,287	$1,903

The accrued pension and postretirement costs recognized in the Company's consolidated balance sheets were computed as follows:

As of June 30,	Pension benefits		Postretirement benefits	
	2007	2006	2007	2006
	(in millions)			
Funded status	$(105)	$(158)	$(139)	$(138)
Unrecognized net loss	N/A	348	N/A	32
Unrecognized prior service cost (benefit)	N/A	7	N/A	(31)
Unrecognized net transition obligation	N/A	(1)	N/A	—
Net amount recognized, end of the year	$(105)	$ 196	$(139)	$(137)

Amounts recognized in the consolidated balance sheets consist of:

As of June 30,	Pension benefits		Postretirement benefits	
	2007	2006	2007	2006
	(in millions)			
Non-current pension assets	$ 100	$ 275	$ —	$ —
Accrued pension/postretirement liabilities	(205)	(205)	(139)	(137)
Intangible asset	N/A	4	N/A	—
Other Comprehensive Income	N/A	122	N/A	—
Net amount recognized	$(105)	$ 196	$(139)	$(137)

Amounts recognized in accumulated other comprehensive income consist of:

As of June 30,	Pension benefits	Postretirement benefits
	2007	2007
	(in millions)	
Actuarial losses	$301	$ 26
Prior service cost (benefit)	6	(28)
Net amounts recognized	$307	$ (2)

Amounts in accumulated other comprehensive income expected to be recognized as a component of net periodic pension cost in fiscal 2008:

As of June 30,	Pension benefits	Postretirement benefits
	2007	2007
	(in millions)	
Actuarial losses	$15	$ 2
Prior services benefit	(1)	(6)
Net amounts recognized	$14	$(4)

Accumulated pension benefit obligations at June 30, 2007 and 2006 were $2,181 million and $1,867 million, respectively. Below is information about pension plans in which the accumulated benefit obligation exceeds the fair value of the plan assets.

As of June 30,	2007	2006
	(in millions)	
Projected benefit obligation	$236	$774
Accumulated benefit obligation	229	701
Fair value of plan assets	54	506

The components of net periodic costs were as follows:

For the years ended June 30,	Pension benefits 2007	Pension benefits 2006	Pension benefits 2005	Postretirement benefits 2007	Postretirement benefits 2006	Postretirement benefits 2005
	(in millions)					
Components of net periodic cost:						
Service cost benefits earned during the period	$ 70	$ 82	$ 83	$ 4	$ 4	$ 4
Interest costs on projected benefit obligations	122	106	107	8	7	7
Expected return on plan assets	(135)	(122)	(111)	—	—	—
Amortization of deferred losses	19	45	28	2	3	3
Other	(2)	(1)	3	(6)	(5)	(6)
Net periodic costs	$ 74	$ 110	$ 110	$ 8	$ 9	$ 8

For the years ended June 30,	Pension benefits 2007	Pension benefits 2006	Pension benefits 2005	Postretirement benefits 2007	Postretirement benefits 2006	Postretirement benefits 2005
	(in millions)					
Additional information:						
Decrease (increase) in minimum liability reflected in other comprehensive income	N/A	$286	$(106)	N/A	N/A	N/A
Weighted-average assumptions used to determine benefit obligations						
Discount rate	6.0%	5.9%	5.1%	6.2%	6.1%	5.2%
Rate of increase in future compensation	5.0%	4.9%	4.8%	N/A	N/A	N/A
Weighted-average assumptions used to determine net periodic benefit cost						
Discount rate	5.9%	5.1%	5.7%	6.1%	5.2%	5.9%
Expected return on plan assets	7.0%	7.5%	7.5%	N/A	N/A	N/A
Rate of increase in future compensation	4.9%	4.8%	4.7%	N/A	N/A	N/A

N/A—not applicable

The following assumed health care cost trend rates at June 30 were also used in accounting for postretirement benefits:

	Postretirement benefits Fiscal 2007	Postretirement benefits Fiscal 2006
Health care cost trend rate	8.2%	9.4%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	4.9%	4.9%
Year that the rate reaches the ultimate trend rate	2011	2011

Assumed health care cost trend rates could have a significant effect on the amounts reported for the postretirement health care plan. The effect of a one percentage point increase and one percentage point decrease in the assumed health care cost trend rate would have the following effects on the results for fiscal 2007:

	Service and interest costs	Benefit Obligation
	(in millions)	
One percentage point increase	$ 1	$ 8
One percentage point decrease	(1)	(7)

The following table sets forth the estimated benefit payments for the next five fiscal years, and in aggregate for the five fiscal years thereafter. The expected benefits are estimated based on the same assumptions used to measure the Company's benefit obligation at the end of the fiscal year and include benefits attributable to estimated future employee service:

	Expected benefit payments	
	Pension benefits	Postretirement benefits
Fiscal year:		
2008	$116	$ 7
2009	109	8
2010	112	9
2011	116	9
2012	125	10
2013-2017	701	59

The Company's investment strategy for its pension plans is to maximize the long-term rate of return on plan assets within an acceptable level of risk in order to minimize the cost of providing pension benefits while maintaining adequate funding levels. The Company's practice is to conduct a periodic strategic review of its asset allocation. The Company's current broad strategic targets are to have a pension asset portfolio comprising of 60% equity securities, 37% fixed income securities, 2% in real estate and 1% in other instruments. In developing the expected long-term rate of return, the Company considered the pension asset portfolio's past average rate of returns and future return expectations of the various asset classes. A portion of the other allocation is reserved in short-term cash to provide for expected benefits to be paid in short term. The Company's equity portfolios are managed in such a way as to achieve optimal diversity. The Company's fixed income portfolio is investment grade in the aggregate. The Company does not manage any assets internally.

The Company's benefit plan weighted-average asset allocations, by asset category, are as follows:

	Pension benefits	
	2007	2006
As of June 30,	(in millions)	
Asset Category:		
Equity securities	61%	60%
Debt securities	34%	37%
Real estate	2%	2%
Other	3%	1%
Total	100%	100%

The Company contributes to multi-employer plans that provide pension and health and welfare benefits to certain employees under collective bargaining agreements. The contributions to these plans were $114 million, $88 million, and $75 million for the fiscal years ended June 30, 2007, 2006, and 2005, respectively. In addition, the Company has defined contribution plans for the benefit of substantially all employees meeting certain eligibility requirements. Employer contributions to such plans were $115 million, $104 million, and $76 million for the fiscal years ended June 30, 2007, 2006 and 2005, respectively.

The Company does not expect mandatory pension funding requirements to be significant in fiscal 2008. However, the Company does expect to continue making discretionary contributions to the plans during fiscal 2008 of approximately $60 million.

Note 17 Other, Net

The following table sets forth the components of Other, net included in the accompanying consolidated statements of operations:

For the years ended June 30,	2007	2006	2005
	(in millions)		
Gain on sale of Sky Brasil[(a)]	$ 261	$—	$—
Gain on sale of Phoenix Satellite Television Holdings Limited[(a)]	136	—	—
Termination of Participation rights agreement[(b)]	97	—	—
Gain on sale of Innova[(a)]	—	206	—
Gain on sale of China Netcom Group Corporation[(a)]	—	52	—
Loss on sale of RPP[(b)]	—	—	(85)
Loss on sale of Sky Multi-Country Partners[(a)]	—	—	(55)
Gain on sale of Rogers Sportsnet[(a)]	—	—	39
Change in fair value of Exchangeable securities[(c)]	(126)	(76)	246
Other	(9)	12	33
Total Other, net	$ 359	$194	$178

(a) See Note 6—Investments.
(b) See Note 3—Acquisitions, Disposals and Other Transactions.
(c) The Company has certain outstanding exchangeable debt securities which contain embedded derivatives. Pursuant to SFAS No. 133, these embedded derivatives are not designated as hedges and, as such, changes in their fair value are recognized in Other, net. A significant variance in the price of the underlying stock could have a material impact on the operating results of the Company. See Note 10—Exchangeable Securities.

Note 18 Income Taxes

Income from continuing operations before income tax expense and minority interest in subsidiaries was attributable to the following jurisdictions:

For the years ended June 30,	2007	2006	2005
		(in millions)	
United States (including exports)	$4,586	$3,748	$2,896
Foreign	720	657	665
Income from continuing operations before income tax expense and minority interest in subsidiaries	$5,306	$4,405	$3,561

Significant components of the Company's provisions for income taxes from continuing operations were as follows:

For the years ended June 30,	2007	2006	2005
		(in millions)	
Current:			
United States			
Federal	$ 281	$ 145	$ 51
State & local	69	66	45
Foreign	390	357	179
Total current	740	568	275
Deferred	1,074	958	945
Total provision for income taxes	$1,814	$1,526	$1,220

In October 2004, the American Jobs Creation Act (the "AJCA") was signed into law. The AJCA includes a temporary incentive for U.S. multinationals to repatriate foreign earnings at the favorable effective tax rate of 5.25%. Such repatriations must occur in either an enterprise's last tax year that began before the enactment date or the first tax year that begins during the one-year period beginning on the date of enactment. In accordance with the AJCA, the Company repatriated $420 million at a favorable tax rate of 5.25%, which resulted in a tax benefit to the Company of approximately $125 million. The amounts repatriated were used to compensate non-executive U.S. employees for services performed within the United States.

The reconciliation of income tax attributable to continuing operations computed at the statutory rate to income tax expense is:

For the years ended June 30,	2007	2006	2005
US federal income tax rate	35%	35%	35%
State and local taxes	1	2	1
Effect of foreign taxes	2	1	1
AJCA Section 965 Benefit	—	(3)	—
Resolution of tax matters	(2)	—	(3)
Change in valuation allowance	(1)	(1)	(1)
Other permanent differences	(1)	1	1
Effective tax rate	34%	35%	34%

The following is a summary of the components of the deferred tax accounts:

As of June 30,	2007	2006
	(in millions)	
Deferred tax assets:		
Net operating loss carryforwards	$ 695	$ 874
Capital loss carryforwards	991	1,107
Accrued liabilities	265	172
Total deferred tax assets	1,951	2,153
Deferred tax liabilities, net:		
Basis difference and amortization	(5,448)	(4,872)
Revenue recognition	(271)	(228)
Sports rights contracts	(164)	(78)
Other	(284)	(205)
Total deferred tax liabilities	(6,167)	(5,383)
Net deferred tax liabilities before valuation allowance	(4,216)	(3,230)
Less: valuation allowance	(1,562)	(1,877)
Net deferred tax liabilities	$(5,778)	$(5,107)

At June 30, 2007 and 2006, the Company had net current deferred tax assets of $4 million and $18 million, respectively, and non-current deferred tax assets of $117 million and $75 million, respectively. The Company also had non-current deferred tax liabilities of $5,899 million and $5,200 million at June 30, 2007 and 2006, respectively.

At June 30, 2007, the Company had approximately $2.0 billion of net operating and $3.2 billion of capital loss carryforwards available to offset future taxable income. The majority of these net operating loss carryforwards, if not utilized to reduce taxable income in future periods, will expire in varying amounts between 2008 and 2026, with a significant portion, approximately $1.4 billion relating to foreign operations, expiring within the next four years. While approximately $464 million of the capital loss carryforwards expire in four years, the remaining capital loss carryforwards are in jurisdictions where they do not expire. In assessing the realizability of deferred tax assets, management evaluates a variety of factors in considering whether it is more likely than not that some portion or all of the deferred tax assets will ultimately be realized. Management considers earnings expectations, the existence of taxable temporary differences, tax planning strategies, and the periods in which estimated losses can be utilized. Based upon this analysis, management has concluded that it is more likely than not that the Company will not realize all of the benefits of its deferred tax assets. In particular, this is due to the uncertainty of generating capital gains, as well as generating taxable income within the requisite period in various foreign jurisdictions and the uncertainty of fully utilizing the capital losses and net operating losses before they expire through tax planning strategies or reversing taxable temporary differences in the foreseeable future. Accordingly, valuation allowances of $1.6 billion and $1.9 billion have been established to reflect the expected realization of the deferred tax assets as to June 30, 2007 and 2006, respectively. The net decrease in the valuation allowance during fiscal 2007 of $315 million was primarily due to the expiration of foreign net operating losses for which a full valuation had previously been provided.

Except for amounts repatriated under the AJCA, the Company has not provided for possible U.S. taxes on the undistributed earnings of foreign subsidiaries that are considered to be reinvested indefinitely. Calculation of the unrecognized deferred tax liability for temporary differences related to these earnings is not practicable. Undistributed earnings of foreign subsidiaries considered to be indefinitely reinvested amounted to approximately $5.0 billion at June 30, 2007. (See Note 2, Summary of Significant Accounting Policies)

Note 19 Segment Information

The Company is a diversified entertainment company, which manages and reports its businesses in eight segments:

- **Filmed Entertainment**, which principally consists of the production and acquisition of live-action and animated motion pictures for distribution and licensing in all formats in all entertainment media worldwide, and the production and licensing of television programming worldwide.
- **Television**, which principally consists of the operation of 35 full power broadcast television stations, including nine duopolies, in the United States (Of these stations, 25 are affiliated with the FOX network, and ten are affiliated with the MyNetworkTV network.), the broadcasting of network programming in the United States and the development, production and broadcasting of television programming in Asia.
- **Cable Network Programming**, which principally consists of the production and licensing of programming distributed through cable television systems and DBS operators primarily in the United States.
- **Direct Broadcast Satellite Television**, which principally consists of the distribution of premium programming services via satellite and broadband directly to subscribers in Italy.
- **Magazines and Inserts**, which principally consists of the publication of free-standing inserts, which are promotional booklets containing consumer offers distributed through insertion in local Sunday newspapers in the United States, and the provision of in-store marketing products and services, primarily to consumer packaged goods manufacturers in the United States and Canada.
- **Newspapers**, which principally consists of the publication of four national newspapers in the United Kingdom, the publication of approximately 145 newspapers in Australia and the publication of a mass circulation, metropolitan morning newspaper in the United States.
- **Book Publishing**, which principally consists of the publication of English language books throughout the world.
- **Other**, which includes NDS, a company engaged in the business of supplying open end-to-end digital technology and services to digital pay-television platform operators and content providers; News Outdoor, an advertising business which offers display advertising in outdoor locations primarily throughout Russia and Eastern Europe; and FIM, which operates the Company's Internet activities.

The Company's operating segments have been determined in accordance with the Company's internal management structure, which is organized based on operating activities. The Company evaluates performance based upon several factors, of which the primary financial measures are segment operating income (loss) and Operating income (loss) before depreciation and amortization.

Operating income (loss) before depreciation and amortization, defined as operating income (loss) plus depreciation and amortization and the amortization of cable distribution investments, eliminates the variable effect across all business segments of non-cash depreciation and amortization. Depreciation and amortization expense includes the depreciation of property and equipment, as well as amortization of finite-lived intangible assets. Amortization of cable distribution investments represents a reduction against revenues over the term of a carriage arrangement and as such it is excluded from Operating income (loss) before depreciation and amortization. Operating income (loss) before depreciation and amortization is a non-GAAP measure and it should be considered in addition to, not as a substitute for, operating income (loss), net income (loss), cash flow and other measures of financial performance reported in accordance with GAAP. Operating income (loss) before depreciation and amortization does not reflect cash available to fund requirements, and the items excluded from Operating income (loss) before depreciation and amortization, such as depreciation and amortization, are significant components in assessing the Company's financial performance.

Management believes that Operating income (loss) before depreciation and amortization is an appropriate measure for evaluating the operating performance of the Company's business segments. Operating income (loss) before depreciation and amortization provides management, investors and equity analysts a measure to analyze operating performance of each business segment and enterprise value against historical and competitors' data, although historical results, including Operating income (loss) before depreciation and amortization, may not be indicative of future results (as operating performance is highly contingent on many factors including customer tastes and preferences).

For the years ended June 30,	2007	2006	2005
		(in millions)	
Revenues:			
Filmed Entertainment	$ 6,734	$ 6,199	$ 5,919
Television	5,705	5,334	5,338
Cable Network Programming	3,902	3,358	2,688
Direct Broadcast Satellite Television	3,076	2,542	2,313
Magazines and Inserts	1,119	1,090	1,068
Newspapers	4,486	4,095	4,083
Book Publishing	1,347	1,312	1,327
Other	2,286	1,397	1,123
Total revenues	$28,655	$25,327	$23,859
Operating income:			
Filmed Entertainment	$ 1,225	$ 1,092	$ 1,058
Television	962	1,032	952
Cable Network Programming	1,090	864	702
Direct Broadcast Satellite Television	221	39	(173)
Magazines and Inserts	335	307	298
Newspapers	653	517	740
Book Publishing	159	167	164
Other	(193)	(150)	(177)
Total operating income (loss)	4,452	3,868	3,564
Interest expense, net	(524)	(545)	(536)
Equity earnings of affiliates	1,019	888	355
Other, net	359	194	178
Income from continuing operations before income tax expense and minority interest in subsidiaries	5,306	4,405	3,561
Income tax expense	(1,814)	(1,526)	(1,220)
Minority interest in subsidiaries, net of tax	(66)	(67)	(213)
Income from continuing operations	3,426	2,812	2,128
Gain on disposition of discontinued operations, net of tax	—	515	—
Income before cumulative effect of accounting change	3,426	3,327	2,128
Cumulative effect of accounting change, net of tax	—	(1,013)	—
Net income	$ 3,426	$ 2,314	$ 2,128

Interest expense, net, Equity earnings of affiliates, Other, net, Income tax expense and Minority interest in subsidiaries are not allocated to segments, as they are not under the control of segment management.

Intersegment revenues, generated primarily by the Filmed Entertainment segment, of approximately $1,030 million, $864 million and $789 million for the fiscal years ended June 30, 2007, 2006, and 2005, respectively, have been eliminated within the Filmed Entertainment segment. Intersegment operating profit (losses) generated primarily by the Filmed Entertainment segment of approximately $5 million, $(2) million and $(3) million for the fiscal years ended June 30, 2007, 2006 and 2005, respectively, have been eliminated within the Filmed Entertainment segment.

For the year ended June 30, 2007	Operating income (loss)	Depreciation and amortization	Amortization of cable distribution investments	Operating income (loss) before depreciation and amortization
	(in millions)			
Filmed Entertainment	$1,225	$ 85	$—	$1,310
Television	962	93	—	1,055
Cable Network Programming	1,090	56	77	1,223
Direct Broadcast Satellite Television	221	191	—	412
Magazines and Inserts	335	8	—	343
Newspapers	653	284	—	937
Book Publishing	159	8	—	167
Other	(193)	154	—	(39)
Total	$4,452	$879	$ 77	$5,408

For the year ended June 30, 2006	Operating income (loss)	Depreciation and amortization	Amortization of cable distribution investments	Operating income (loss) before depreciation and amortization
	(in millions)			
Filmed Entertainment	$1,092	$ 85	$—	$1,177
Television	1,032	88	—	1,120
Cable Network Programming	864	51	103	1,018
Direct Broadcast Satellite Television	39	172	—	211
Magazines and Inserts	307	7	—	314
Newspapers	517	263	—	780
Book Publishing	167	7	—	174
Other	(150)	102	—	(48)
Total	$3,868	$775	$103	$4,746

For the year ended June 30, 2005	Operating income (loss)	Depreciation and amortization	Amortization of cable distribution investments	Operating income (loss) before depreciation and amortization
	(in millions)			
Filmed Entertainment	$1,058	$ 51	$ —	$1,109
Television	952	92	—	1,044
Cable Network Programming	702	39	117	858
Direct Broadcast Satellite Television	(173)	156	—	(17)
Magazines and Inserts	298	6	—	304
Newspapers	740	222	—	962
Book Publishing	164	6	—	170
Other	(177)	76	—	(101)
Total	$3,564	$648	$117	$4,329

For the years ended June 30,	2007	2006	2005
	(in millions)		
Depreciation and amortization			
Filmed Entertainment	$ 85	$ 85	$ 51
Television	93	88	92
Cable Network Programming	56	51	39
Direct Broadcast Satellite Television	191	172	156
Magazines and Inserts	8	7	6
Newspapers	284	263	222
Book Publishing	8	7	6
Other	154	102	76
Total depreciation and amortization	$ 879	$775	$648
Capital expenditures:			
Filmed Entertainment	$ 85	$ 66	$ 53
Television	125	136	119
Cable Network Programming	92	40	32
Direct Broadcast Satellite Television	199	223	324
Magazines and Inserts	10	9	4
Newspapers	544	359	293
Book Publishing	23	7	10
Other	230	136	66
Total capital expenditures	$1,308	$976	$901

As of June 30,	2007	2006
	(in millions)	
Total assets:		
Filmed Entertainment	$ 6,738	$ 6,489
Television	12,974	12,903
Cable Network Programming	8,523	7,813
Direct Broadcast Satellite Television	2,030	2,124
Magazines and Inserts	1,278	1,257
Newspapers	5,343	4,524
Book Publishing	1,566	1,452
Other	12,478	9,486
Investments	11,413	10,601
Total assets	$62,343	$56,649
Goodwill and Intangible assets, net:		
Filmed Entertainment	$ 1,979	$ 2,010
Television	10,195	10,195
Cable Network Programming	5,517	5,393
Direct Broadcast Satellite Television	595	563
Magazines and Inserts	1,009	1,006
Newspapers	2,422	1,709
Book Publishing	508	508
Other	3,297	2,610
Total goodwill and intangibles, net	$25,522	$23,994

Geographic Segments

For the years ended June 30,	2007	2006	2005
		(in millions)	
Revenues:			
United States and Canada(1)	$15,282	$14,102	$12,884
Europe(2)	9,073	7,552	7,511
Australasia and Other(3)	4,300	3,673	3,464
Total revenues	$28,655	$25,327	$23,859

(1) Revenues include approximately $14.8 billion, $13.6 billion and $12.5 billion from customers in the United States in fiscal 2007, 2006 and 2005, respectively.

(2) Revenues include approximately $3.6 billion, $3.1 billion and $3.3 billion from customers in the United Kingdom in fiscal 2007, 2006 and 2005, respectively, as well as approximately $3.4 billion, $2.8 billion and $2.5 billion from customers in Italy in fiscal 2007, 2006 and 2005, respectively.

(3) Revenues include approximately $2.5 billion, $2.2 billion and $2.1 billion from customers in Australia in fiscal 2007, 2006 and 2005, respectively.

As of June 30,	2007	2006
	(in millions)	
Long-Lived Assets:		
United States and Canada	$35,289	$35,097
Europe	4,949	3,582
Australasia and Other	6,200	4,847
Total long-lived assets	$46,438	$43,526

There is no material reliance on any single customer. Revenues are attributed to countries based on location of customers.

Australasia comprises Australia, Asia, Fiji, Papua New Guinea and New Zealand.

Note 20 Earnings Per Share

Earnings per share ("EPS") is computed individually for the Class A Common Stock and Class B Common Stock. Net income is apportioned to both Class A stockholders and Class B stockholders on the ratio of 1.2 to 1, respectively, in accordance with the rights of the stockholders as described in the Company's Restated Certificate of Incorporation. In order to give effect to this apportionment when determining EPS, the weighted average Class A Common Stock is increased by 20% (the "Adjusted Class") and is then compared to the sum of the weighted average Class B Common Stock and the weighted average Adjusted Class. The resulting percentage is then applied to the Net income to determine the apportionment for the Class A stockholders with the balance attributable to the Class B stockholders.

EPS has been presented in the two-class presentation, as the Class B Common Stock participate in dividends with the Class A Common Stock.

The following tables set forth the computation of basic and diluted earnings per share under SFAS No. 128, "Earnings per Share":

For the years ended June 30,	2007	2006	2005
		(in millions)	
Income from continuing operations	$3,426	$ 2,812	$2,128
Perpetual preference dividends[a]	—	—	(10)
Income from continuing operations available to shareholders—basic	3,426	2,812	2,118
Interest on convertible debt[b]	—	—	20
Other	(5)	(1)	—
Income from continuing operations available to shareholders—diluted	$3,421	$ 2,811	$2,138
Gain on disposition of discontinued operations	$ —	$ 515	$ —
Cumulative effect of accounting change, net of tax	$ —	$(1,013)	$ —
Net income	$3,426	$ 2,314	$2,128
Perpetual preference dividends[a]	—	—	(10)
Net income available to shareholders—basic	3,426	2,314	2,118
Interest on convertible debt[b]	—	—	20
Other	(5)	(1)	—
Net income available to shareholders—diluted	$3,421	$ 2,313	$2,138

(a) In November 2004, the Company redeemed the adjustable rate cumulative perpetual preference shares and the guaranteed 8.625% perpetual preference shares for $345 million at par.

(b) In February 2006, the Company redeemed 92% of the LYONs for cash at the specified redemption amount of $594.25 per LYON. (see Note 9—Borrowings)

	2007			2006			2005		
For the years ended June 30,	Class A	Class B	Total	Class A	Class B (in millions, except per share data)	Total	Class A	Class B	Total
Allocation of income—basic:									
Income from continuing operations	$2,484	$ 942	$3,426	$2,033	$ 779	$ 2,812	$1,484	$ 634	$2,118
Gain on disposition of discontinued operations	—	—	—	372	143	515	—	—	—
Cumulative effect of accounting change, net of tax	—	—	—	(732)	(281)	(1,013)	—	—	—
Net income available to shareholders	2,484	942	3,426	1,673	641	2,314	1,484	634	2,118
Weighted average shares used in income allocation	2,604	987	3,591	2,638	1,012	3,650	2,390	1,021	3,411
Allocation of income—diluted:									
Income from continuing operations	$2,487	$ 934	$3,421	$2,036	$ 775	$ 2,811	$1,513	$ 625	$2,138
Gain on disposition of discontinued operations	—	—	—	373	142	515	—	—	—
Cumulative effect of accounting change, net of tax	—	—	—	(734)	(279)	(1,013)	—	—	—
Net income available to shareholders	2,487	934	3,421	1,675	638	2,313	1,513	625	2,138
Weighted average shares used in income allocation	2,629	987	3,616	2,659	1,012	3,671	2,473	1,021	3,494
Weighted average shares—basic	2,170	987	3,157	2,198	1,012	3,210	1,992	1,021	3,013
Shares issuable under equity based compensation plans	21	—	21	18	—	18	32	—	32
Convertible debt[a]	—	—	—	—	—	—	37	—	37
Weighted average shares—diluted	2,191	987	3,178	2,216	1,012	3,228	2,061	1,021	3,082
Earnings per share—basic:									
Income from continuing operations	$ 1.14	$0.95		$ 0.92	$ 0.77		$ 0.74	$ 0.62	
Gain on disposition of discontinued operations	$ —	$ —		$ 0.17	$ 0.14		$ —	$ —	
Cumulative effect of accounting change, net of tax	$ —	$ —		$ (0.33)	$ (0.28)		$ —	$ —	
Net income	$ 1.14	$0.95		$ 0.76	$ 0.63		$ 0.74	$ 0.62	
Earnings per share—diluted:									
Income from continuing operations	$ 1.14	$0.95		$ 0.92	$ 0.77		$ 0.73	$ 0.61	
Gain on disposition of discontinued operations	$ —	$ —		$ 0.17	$ 0.14		$ —	$ —	
Cumulative effect of accounting change, net of tax	$ —	$ —		$ (0.33)	$ (0.28)		$ —	$ —	
Net income	$ 1.14	$0.95		$ 0.76	$ 0.63		$ 0.73	$ 0.61	

(a) In February 2006, the Company redeemed 92% of the LYONs for cash at the specified redemption amount of $594.25 per LYON. The impact of the remaining LYONs which are convertible into approximately 2.8 million shares is not significant.

Note 21 Quarterly Data (unaudited)

For the three months ended	September 30,	December 31,	March 31,	June 30,
	(in millions, except per share amounts)			
Fiscal 2007				
Revenues	$5,914	$7,844	$7,530	$7,367
Operating income	851	1,144	1,239	1,218
Net income	843	822	871	890
Basic earnings per share				
Class A	$ 0.28	$ 0.27	$ 0.29	$ 0.30
Class B	$ 0.23	$ 0.23	$ 0.24	$ 0.25
Diluted earnings per share				
Class A	$ 0.28	$ 0.27	$ 0.29	$ 0.30
Class B	$ 0.23	$ 0.23	$ 0.24	$ 0.25
Stock prices(a)				
Class A—High	$19.75	$21.75	$23.98	$23.74
Class A—Low	$18.19	$19.35	$21.26	$21.21
Class B—High	$20.64	$22.74	$25.34	$25.27
Class B—Low	$18.96	$20.30	$22.16	$22.94
Fiscal 2006				
Revenues	$5,682	$6,665	$6,198	$6,782
Operating income	909	920	1,011	1,028
Gain on disposition of discontinued operations	—	381	—	134
Income before cumulative effect of accounting change	580	1,075	820	852
Net income (loss)	(433)	1,075	820	852
Basic earnings (loss) per share				
Income before cumulative effect of accounting change				
Class A	$ 0.19	$ 0.35	$ 0.27	$ 0.28
Class B	$ 0.16	$ 0.29	$ 0.23	$ 0.24
Net income (loss)				
Class A	$ (0.14)	$ 0.35	$ 0.27	$ 0.28
Class B	$ (0.12)	$ 0.29	$ 0.23	$ 0.24
Diluted earnings (loss) per share				
Income before cumulative effect of accounting change				
Class A	$ 0.19	$ 0.35	$ 0.27	$ 0.28
Class B	$ 0.15	$ 0.29	$ 0.22	$ 0.24
Net income (loss)				
Class A	$ (0.14)	$ 0.35	$ 0.27	$ 0.28
Class B	$ (0.11)	$ 0.29	$ 0.22	$ 0.24
Stock prices(a)				
Class A—High	$17.13	$16.01	$16.86	$19.52
Class A—Low	$15.22	$14.09	$15.25	$16.67
Class B—High	$18.11	$16.92	$17.83	$20.47
Class B—Low	$16.04	$14.97	$16.30	$17.72

(a) The stock prices reflect the reported high and low closing sales prices for the Class A Common Stock and Class B Common Stock, as reported on the New York Stock Exchange.

Note 22 Valuation and Qualifying Accounts

	Balance at beginning of year	Additions	Acquisitions and disposals	Utilization	Foreign exchange	Balance at end of year
			(in millions)			
Fiscal 2007						
Allowances for returns and doubtful accounts	$(1,068)	$(1,691)	$ (7)	$1,701	$(37)	$(1,102)
Deferred tax valuation allowance	(1,877)	(3)	—	318	—	(1,562)
Fiscal 2006						
Allowances for returns and doubtful accounts	(1,178)	(1,598)	(1)	1,738	(29)	(1,068)
Deferred tax valuation allowance	(1,324)	(629)	—	76	—	(1,877)
Fiscal 2005						
Allowances for returns and doubtful accounts	(1,017)	(1,309)	(6)	1,148	6	(1,178)
Deferred tax valuation allowance	(1,541)	(7)	—	224	—	(1,324)

Note 23 Additional Financial Information

Supplemental Cash Flow Information

For the years ended June 30,	2007	2006	2005
		(in millions)	
Supplemental cash flow information:			
Cash paid for income taxes	$ (969)	$ (558)	$ (455)
Cash paid for interest	(744)	(715)	(671)
Shares issued in lieu of cash dividend payments	—	—	35
Sale of other investments	64	22	10
Purchase of other investments	(392)	(50)	(37)
Supplemental information on businesses acquired:			
Fair value of assets acquired	1,594	2,215	6,253
Cash acquired	96	26	162
Less: Liabilities assumed	408	232	1,371
Assets exchanged	—	—	1,191
Minority interest acquired	127	(39)	(3,483)
Cash paid	1,155	2,015	232
Fair value of stock consideration issued to third parties	—	33	7,104
Treasury stock acquired	—	—	13,548
Fair value of stock consideration	$ —	$ 33	$20,652

Note 24 Subsequent Events

In July 2007, the Company acquired Photobucket, a web-based provider of photo- and video-sharing services. The initial consideration of approximately $234 million was paid in cash. Further amounts of up to $50 million may be payable, contingent upon the achievement of certain performance objectives.

On July 31, 2007, the Company entered into a definitive merger agreement (the "Merger Agreement") with Dow Jones & Company, Inc. ("Dow Jones"), pursuant to which the Company will acquire Dow Jones in a transaction valued at approximately $5.6 billion. Members of the Bancroft family and related trusts owning approximately 37% of Dow Jones voting stock have agreed to vote their shares in favor of the transaction. Under the terms of the Merger Agreement, Dow Jones Stockholders will be entitled to receive $60 in cash for each share of Dow Jones stock they own, and up to 250 holders of record and not more than 10% of the shares of Dow Jones may elect to have their shares of Dow Jones converted into a number of units of a newly formed subsidiary of the Company (each unit of which will be exchangeable for one share of the Company's Class A Common Stock in accordance with the terms and conditions of such subsidiary's operating agreement). The Merger Agreement is subject to, among other things, the adoption of the Merger Agreement by Dow Jones' stockholders, the execution of an editorial agreement (the form of which has been agreed by the parties), the establishment by the Company of a special committee as contemplated under such editorial agreement, the receipt of various regulatory approvals and other customary closing conditions. The Merger Agreement contains certain termination rights for both the Company and Dow Jones, including the right of Dow Jones to terminate the agreement to enter into an alternative transaction that constitutes a superior acquisition proposal. Upon termination of the Merger Agreement under specified circumstances, including a termination by Dow Jones to accept a superior acquisition proposal, Dow Jones would be required to pay the Company a termination fee of $165 million less any previously paid expenses. The transaction is expected to be completed in the fourth quarter of calendar 2007. The Company has agreed, upon consummation of the transaction, to appoint a member of the Bancroft family or another mutually acceptable person to the Company's Board of Directors.

Note 25 Supplemental Guarantor Information

In May 2007, NAI entered into the New Credit Agreement. The New Credit Agreement provides a $2.25 billion unsecured revolving credit facility with a sub-limit of $600 million available for the issuance of letters of credit, and expires on May 23, 2012. NAI may request an increase in the amount of the credit facility up to a maximum amount of $2.5 billion. Borrowings are in U.S. dollars only, while letters of credit are issuable in U.S. dollars or Euros. The significant terms of the agreement include the requirement that the Company maintain specific gearing ratios and limitations on secured indebtedness. The Company pays a facility fee of 0.10% regardless of facility usage. The Company pays interest for borrowings and letters of credit at LIBOR plus 0.30%. The Company pays an additional fee of 0.05% if borrowings under the facility exceed 50% of the committed facility. The interest and fees are based on the Company's current debt rating.

The Parent Guarantor presently guarantees the senior public indebtedness of NAI. The supplemental condensed consolidating financial information of the Parent Guarantor should be read in conjunction with the consolidated financial statements included herein.

In accordance with rules and regulations of the Securities and Exchange Commission, the Company uses the equity method to account for the results of all of the non-guarantor subsidiaries, representing substantially all of the Company's consolidated results of operations, excluding certain intercompany eliminations.

The following condensed consolidating financial statements present the results of operations, financial position and cash flows of NAI, News Corporation, the wholly-owned and non-wholly-owned non-guarantor subsidiaries of News Corporation and the eliminations and reclassifications necessary to arrive at the information for the Company on a consolidated basis.

Supplemental Condensed Consolidating Statement of Operations

For the year ended June 30, 2007

(US$ in millions)

	News America Incorporated	News Corporation	Non-Guarantor	Reclassifications and Eliminations	News Corporation and Subsidiaries
Revenues	$ 7	$ —	$28,648	$ —	$28,655
Expenses	307	—	23,896	—	24,203
Operating income (loss)	(300)	—	4,752	—	4,452
Other (Expense) Income:					
Interest expense, net	(1,740)	(115)	1,331	—	(524)
Equity earnings of affiliates	4	—	1,015	—	1,019
Earnings (losses) from subsidiary entities	1,627	3,638	—	(5,265)	—
Other, net	169	(97)	287		359
Income (loss) before income tax expense and minority interest in subsidiaries	(240)	3,426	7,385	(5,265)	5,306
Income tax (expense) benefit	82	—	(2,524)	628	(1,814)
Minority interest in subsidiaries, net of tax	—	—	(66)	—	(66)
Net income (loss)	$ (158)	$3,426	$ 4,795	$(4,637)	$ 3,426

See notes to supplemental guarantor information

Supplemental Condensed Consolidating Statement of Operations

For the year ended June 30, 2006

(US$ in millions)

	News America Incorporated	News Corporation	Non-Guarantor	Reclassifications and Eliminations	News Corporation and Subsidiaries
Revenues	$ 7	$ —	$25,320	$ —	$25,327
Expenses	240	—	21,219	—	21,459
Operating income (loss)	(233)	—	4,101	—	3,868
Other (Expense) Income:					
Interest expense, net	(1,504)	(145)	1,104	—	(545)
Equity earnings of affiliates	1	—	887	—	888
Earnings (losses) from subsidiary entities	1,645	2,558	—	(4,203)	—
Other, net	20	(99)	273	—	194
Income (loss) from continuing operations before income tax expense and minority interest in subsidiaries	(71)	2,314	6,365	(4,203)	4,405
Income tax benefit (expense)	24	—	(2,164)	614	(1,526)
Minority interest in subsidiaries, net of tax	—	—	(67)	—	(67)
Income (loss) from continuing operations	(47)	2,314	4,134	(3,589)	2,812
Gain on disposal of discontinued operations	—	—	515	—	515
Income (loss) before cumulative effect of accounting change	(47)	2,314	4,649	(3,589)	3,327
Cumulative effect of accounting change, net of tax	—	—	(1,013)	—	(1,013)
Net income (loss)	$ (47)	$2,314	$ 3,636	$(3,589)	$ 2,314

See notes to supplemental guarantor information

Supplemental Condensed Consolidating Statement of Operations

For the year ended June 30, 2005

(US$ in millions)

	News America Incorporated	News Corporation	Non-Guarantor	Reclassifications and Eliminations	News Corporation and Subsidiaries
Revenues	$ 4	$ —	$23,855	$ —	$23,859
Expenses	261	—	20,034	—	20,295
Operating income (loss)	(257)	—	3,821	—	3,564
Other (Expense) Income:					
Interest expense, net	(1,880)	—	1,344	—	(536)
Equity earnings of affiliates	—	—	355	—	355
Earnings (losses) from subsidiary entities	3,191	2,128	—	(5,319)	—
Other, net	319	—	(141)	—	178
Income (loss) before income tax expense and minority interest in subsidiaries	1,373	2,128	5,379	(5,319)	3,561
Income tax (expense) benefit	(481)	—	(1,883)	1,144	(1,220)
Minority interest in subsidiaries, net of tax	—	—	(213)	—	(213)
Net income (loss)	$ 892	$2,128	$ 3,283	$(4,175)	$ 2,128

See notes to supplemental guarantor information

Supplemental Condensed Consolidating Balance Sheet

At June 30, 2007
(US$ in millions)

	News America Incorporated	News Corporation	Non-Guarantor	Reclassifications and Eliminations	News Corporation and Subsidiaries
Assets:					
Current Assets:					
Cash and cash equivalents	$ 5,450	$ —	$ 2,204	$ —	$ 7,654
Receivables, net	24	—	5,818	—	5,842
Inventories, net	—	—	2,039	—	2,039
Other	9	—	362	—	371
Total Current Assets	5,483	—	10,423	—	15,906
Non-Current Assets:					
Receivables	1	—	436	—	437
Inventories, net	—	—	2,626	—	2,626
Property, plant and equipment, net	82	—	5,535	—	5,617
Intangible assets	—	—	11,703	—	11,703
Goodwill	—	—	13,819	—	13,819
Other	131	1	690	—	822
Investments					
Investments in associated companies and Other investments	108	5	11,300	—	11,413
Intragroup investments	39,028	38,045	—	(77,073)	—
Total Investments	39,136	38,050	11,300	(77,073)	11,413
Total Non-Current Assets	39,350	38,051	46,109	(77,073)	46,437
TOTAL ASSETS	$44,833	$38,051	$ 56,532	$(77,073)	$62,343
LIABILITIES AND STOCKHOLDERS' EQUITY					
Current Liabilities:					
Borrowings	$ 350	$ —	$ 5	$ —	$ 355
Other current liabilities	1	—	7,138	—	7,139
Total Current Liabilities	351	—	7,143	—	7,494
Non-Current Liabilities:					
Borrowings	11,960	—	187	—	12,147
Other non-current liabilities	519	2	8,697	—	9,218
Intercompany	14,608	5,127	(19,735)	—	—
Minority interest in subsidiaries	—	—	562	—	562
Stockholders' Equity	17,395	32,922	59,678	(77,073)	32,922
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$44,833	$38,051	$ 56,532	$(77,073)	$62,343

See notes to supplemental guarantor information

Supplemental Condensed Consolidating Balance Sheet

At June 30, 2006

(US$ in millions)

	News America Incorporated	News Corporation	Non-Guarantor	Reclassifications and Eliminations	News Corporation and Subsidiaries
Assets:					
Current Assets:					
Cash and cash equivalents	$ 4,094	$ 17	$ 1,672	$ —	$ 5,783
Receivables, net	25	—	5,125	—	5,150
Inventories, net	—	—	1,840	—	1,840
Other	4	—	346	—	350
Total Current Assets	4,123	17	8,983	—	13,123
Non-Current Assets:					
Receivables	2	—	591	—	593
Inventories, net	—	—	2,410	—	2,410
Property, plant and equipment, net	83	—	4,672	—	4,755
Intangible assets	—	—	11,446	—	11,446
Goodwill	4	—	12,544	—	12,548
Other	157	1	1,015	—	1,173
Investments					
Investments in associated companies and Other investments	100	—	10,501	—	10,601
Intragroup investments	43,290	33,466	—	(76,756)	—
Total Investments	43,390	33,466	10,501	(76,756)	10,601
Total Non-Current Assets	43,636	33,467	43,179	(76,756)	43,526
TOTAL ASSETS	$47,759	$33,484	$ 52,162	$(76,756)	$56,649
LIABILITIES AND STOCKHOLDERS' EQUITY					
Current Liabilities:					
Borrowings	$ —	$ —	$ 42	$ —	$ 42
Other current liabilities	251	—	6,080	—	6,331
Total Current Liabilities	251	—	6,122	—	6,373
Non-Current Liabilities:					
Borrowings	11,233	—	152	—	11,385
Other non-current liabilities	376	1	8,359	—	8,736
Intercompany	14,330	3,609	(17,939)	—	—
Minority interest in subsidiaries	—	—	281	—	281
Stockholders' Equity	21,569	29,874	55,187	(76,756)	29,874
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$47,759	$33,484	$ 52,162	$(76,756)	$56,649

See notes to supplemental guarantor information

Supplemental Condensed Consolidating Statement of Cash Flows

For the year ended June 30, 2007

(US$ in millions)

	News America Incorporated	News Corporation	Non-Guarantor	Reclassifications and Eliminations	News Corporation and Subsidiaries
Operating activities:					
Net cash provided by operating activities	$ 375	$ 1,269	$ 2,466	$—	$ 4,110
Investing and other activities:					
Property, plant and equipment	(10)	—	(1,298)	—	(1,308)
Investments	(14)	(5)	(1,489)	—	(1,508)
Proceeds from sale of investments and non-current assets	5	—	735	—	740
Net cash used in investing activities	(19)	(5)	(2,052)	—	(2,076)
Financing activities:					
Borrowings	1,000	—	196	—	1,196
Repayment of borrowings	—	—	(198)	—	(198)
Issuance of shares	—	375	17	—	392
Repurchase of shares	—	(1,294)	—	—	(1,294)
Dividends paid	—	(362)	(7)	—	(369)
Net cash (used in) provided by financing activities	1,000	(1,281)	8	—	(273)
Net increase (decrease) in cash and cash equivalents	1,356	(17)	422	—	1,761
Cash and cash equivalents, beginning of period	4,094	17	1,672	—	5,783
Exchange movement on opening cash balance	—	—	110	—	110
Cash and cash equivalents, end of period	$5,450	$ —	$ 2,204	$—	$ 7,654

See notes to supplemental guarantor information

Supplemental Condensed Consolidating Statement of Cash Flows

For the year ended June 30, 2006
(US$ in millions)

	News America Incorporated	News Corporation	Non-Guarantor	Reclassifications and Eliminations	News Corporation and Subsidiaries
Operating activities:					
Net cash provided by (used in) operating activities	$ (441)	$ 2,261	$ 1,437	$—	$ 3,257
Investing and other activities:					
Property, plant and equipment	(6)	—	(970)	—	(976)
Investments	5	—	(2,111)	—	(2,106)
Proceeds from sale of investments and non-current assets	—	—	1,022	—	1,022
Net cash used in investing activities	(1)	—	(2,059)	—	(2,060)
Financing activities:					
Borrowings	1,133	—	26	—	1,159
Repayment of borrowings	(831)	—	(34)	—	(865)
Issuance of shares	—	200	32	—	232
Repurchase of shares	—	(2,027)	—	—	(2,027)
Dividends paid	—	(417)	(14)	—	(431)
Net cash (used in) provided by financing activities	302	(2,244)	10	—	(1,932)
Net (decrease) increase in cash and cash equivalents	(140)	17	(612)	—	(735)
Cash and cash equivalents, beginning of period	4,234	—	2,236	—	6,470
Exchange movement on opening cash balance	—	—	48	—	48
Cash and cash equivalents, end of period	$4,094	$ 17	$ 1,672	$—	$ 5,783

See notes to supplemental guarantor information

Supplemental Condensed Consolidating Statement of Cash Flows

For the year ended June 30, 2005

(US$ in millions)

	News America Incorporated	News Corporation	Non-Guarantor	Reclassifications and Eliminations	News Corporation and Subsidiaries
Operating activities:					
Net cash provided by operating activities	$ 519	$ 673	$ 2,179	$—	$ 3,371
Investing and other activities:					
Property, plant and equipment	(4)	—	(897)	—	(901)
Investments	(136)	—	(66)	—	(202)
Proceeds from sale of investments and non-current assets	14	—	786	—	800
Net cash used in investing activities	(126)	—	(177)	—	(303)
Financing activities:					
Borrowings	1,743	—	98	—	1,841
Repayment of borrowings	(149)	—	(1,961)	—	(2,110)
Cash on deposit	275	—	—	—	275
Issuance of shares	—	76	12	—	88
Repurchase of shares	—	(535)	—	—	(535)
Dividends paid	—	(214)	(26)	—	(240)
Net cash (used in) provided by financing activities	1,869	(673)	(1,877)	—	(681)
Net increase in cash and cash equivalents	2,262	—	125	—	2,387
Cash and cash equivalents, beginning of period	1,972	—	2,079	—	4,051
Exchange movement on opening cash balance	—	—	32	—	32
Cash and cash equivalents, end of period	$4,234	$ —	$ 2,236	$—	$ 6,470

See notes to supplemental guarantor information

Notes to Supplemental Guarantor Information

(1) Investments in the Company's subsidiaries, for purposes of the supplemental consolidating presentation, are accounted for by their parent companies under the equity method of accounting whereby earnings of subsidiaries are reflected in the parent company's investment account and earnings.
(2) The guarantees of NAI's senior public indebtedness constitute senior indebtedness of the Company, and rank pari passu with all present and future senior indebtedness of the Company. Because the factual basis underlying the obligations created pursuant to the various facilities and other obligations constituting senior indebtedness of the Company differ, it is not possible to predict how a court in bankruptcy would accord priorities among the obligations of the Company.

ASX Corporate Governance Recommendations ("Recommendations")

Details of News Corporation's corporate governance procedures are described in News Corporation's Proxy Statement for its 2007 Annual Meeting of Stockholders, including under the heading "Corporate Governance Matters." News Corporation has followed the Recommendations during the reporting period, except that Mr. K. Rupert Murdoch serves as the Chairman and Chief Executive Officer of News Corporation. The Board of Directors has taken the view that it is in the best interests of News Corporation and its stockholders that Mr. K. Rupert Murdoch serve in such capacities. This view departs from Recommendations 2.2 and 2.3.

Information on News Corporation's Common Stock

For a list of the beneficial ownership of both News Corporation's Class A Common Stock and Class B Common Stock as of August 17, 2007 for: (i) each person who is known by News Corporation to own beneficially more than 5% of the outstanding shares of Class B common stock; (ii) each member of the Board of Directors; (iii) each Named Executive Officer (as defined in Item 402(a)(3) of Regulation S-K) of News Corporation; and (iv) all Directors and executive officers of News Corporation as a group, please refer to News Corporation's Proxy Statement for its 2007 Annual Meeting of Stockholders under the heading "Security Ownership of News Corporation."

As of August 17, 2007, there were approximately 1,600 holders of record of Class B Common Stock and 54,000 holders of record of Class A Common Stock.

Each share of Class B Common Stock entitles the holder to one vote per share on all matters on which stockholders have the right to vote. Each share of Class A Common Stock does not have voting rights. However, holders of shares of Class A Common Stock do have the right to vote, together with holders of shares of Class B Common Stock in limited circumstances which are described in News Corporation's Restated Certificate of Incorporation.

Distribution of stockholding (includes CDIs)

The following information is provided as of August 17, 2007:

	Class B Common Stock	Class A Common Stock
1 – 1,000	37,600	61,837
1,001 – 5,000	9,659	3,503
5,001 – 10,000	986	398
10,001 – 100,000	689	338
100,001 – above	123	69

Based on the market price on August 17, 2007, there were approximately 1,700 holders holding less than a marketable parcel of Class B Common Stock and approximately 39,500 holders holding less than a marketable parcel of Class A Common Stock.

Top twenty stockholders as at August 17, 2007.

The following information regarding the top twenty stockholders of record is based on information provided by News Corporation's transfer agent as of August 17, 2007.

Class B Common Stock

Cede & Co	569,613,046
Chess Depositary Nominees Pty Limited	226,506,226
Liberty NC Inc.	149,013,186
Liberty NC VIII Inc.	19,250,000
Liberty NC VII Inc.	19,250,000
Fayez Sarofim	1,085,440
LMC Bay Area Sports Inc.	486,814
Charles Wilson	59,240
David L. Nelson Trust	32,000
Clarence Chang	30,626
Audrey Christine Cohen	26,160
Ann T. P. Allen-Stevens	25,384
Alfred C. Glassell Jr.	20,000
Maguire Resources Company	20,000
Woodchester Investments Inc.	20,000
W&K Staff Pension Fund Limited	18,000
Henry R. Marten	16,552
Forbar Custodians Limited	15,200
Julian R. Stow	14,896
Kenneth B. Ullman	14,589
	985,517,359

Class A Common Stock

Cede & Co	1,800,600,341
Liberty NC IV Inc.	102,926,818
Liberty NC XII Inc.	99,740,260
Chess Depositary Nominees Pty Limited	82,802,819
Liberty NC V Inc.	19,000,000
Liberty NC II Inc.	13,831,272
Herbert J. Seigel	5,500,000
LMC Bay Area Sports Inc.	4,284,225
Evan C. Thompson Revocable Trust	2,545,718
Ogier Employee Benefit Trust Limited	2,511,494
Merrill Lynch, Pierce, Fenner & Smith Inc.	1,397,189
Fayez Sarofim	542,720
Howard Arvey Trust	235,328
Barbara Grace Phillips	228,050
Brian C. Kelly	131,542
Abe Rosenstein	114,358
Computershare Trust Company of NY as Agent for Unexchanged Holders of Cert News	104,880
Equiserve as Exchange Agent for Hughes Unex13+CO M	68,882
Computershare Trust Company of NY as Agent for Unexchanged Chris Craft Class B	66,206
	2,136,632,102

Board of Directors

K. RUPERT MURDOCH
Chairman and Chief Executive Officer
News Corporation

JOSÉ MARÍA AZNAR
President
Foundation for Social Studies and Analysis
Former President of Spain

PETER BARNES
Chairman
Ansell Limited

CHASE CAREY
President and Chief Executive Officer
The DIRECTV Group, Inc.

PETER CHERNIN
President and Chief Operating Officer
News Corporation

KENNETH E. COWLEY
Chairman
RM Williams Holdings Limited

DAVID F. DEVOE
Chief Financial Officer News Corporation

VIET DINH
Professor of Law
Georgetown University Law Center

SIR RODERICK I. EDDINGTON
Chairman, Australia and New Zealand
JP Morgan Chase Bank N.A.

ANDREW S.B. KNIGHT
Director
Rothschild Investment Trust Capital Partners plc

LACHLAN K. MURDOCH
Chief Executive
Illyria Pty Ltd

RODERICK R. PAIGE
Founder and Chairman
Chartwell Education Group, LLC

THOMAS J. PERKINS
Partner
Kleiner Perkins Caulfield & Byers

ARTHUR M. SISKIND
Senior Advisor to the Chairman
News Corporation

JOHN L. THORNTON
Professor and Director of Global Leadership
Tsinghua University of Beijing

STANLEY S. SHUMAN (Director Emeritus)
Managing Director Allen & Company LLC

Executive Officers

K. RUPERT MURDOCH
Chairman and Chief Executive Officer

PETER CHERNIN
President and Chief Operating Officer

DAVID F. DEVOE
Chief Financial Officer

ROGER AILES
Chairman and Chief Executive Officer
FOX News Channel and FOX Business Network
Chairman
Fox Television Stations and Twentieth Television

LAWRENCE A. JACOBS
Group General Counsel



Corporate Secretary
Laura A. O'Leary

Head Office
1211 Avenue of the Americas, New York, NY 10036
Telephone 1 (212) 852 7000

Registered Office – U.S.
2711 Centerville Road, Suite 400, Wilmington, DE 19808

Registered Office – Australia
2 Holt Street, Sydney, N.S.W. Australia 2010

News Corporation is incorporated in Delaware, and is not subject to Chapters 6, 6A, 6B and 6C of the Corporations Act of Australia dealing with the acquisition of shares. The acquisition of shares in News Corporation is subject to Delaware law and applicable United States securities laws.

Auditors
Ernst & Young LLP

Share Listings
Class A Common Stock and Class B Common Stock
New York Stock Exchange
Australian Stock Exchange Limited
The London Stock Exchange

Share Registers
Computershare Investor Services
Shareholder Communications Department
2 N. LaSalle Street, 3rd Floor, Chicago, IL 60602
Telephone 1 (877) 277 9781 (Toll free)
Telephone 1 (312) 360 5343 (Outside the U.S.)
web.queries@computershare.com or
www.computershare.com

Computershare Investor Services Pty Ltd
Level 5, 115 Grenfell Street, Adelaide, S.A., Australia 5000
Telephone 1300 556 239 (Within Australia)
Telephone 61(3) 9415 4000 (Outside Australia)

Computershare Investor Services plc
P.O. Box 82
The Pavilions, Bridgewater Road, Bristol, BS99 7NH,
United Kingdom
Telephone 44(870) 702 0002

Annual Report and Form 10-K Requests
United States:
1211 Avenue of Americas, New York, NY 10036
Telephone 1 (212) 852 7059

Australasia:
2 Holt Street, Sydney, N.S.W. Australia 2010
Telephone 61 (2) 9288 3233

United Kingdom:
1 Virginia Street, London, E98 1XY
United Kingdom
Telephone 44 (20) 7782 6000
Fax 44 (20) 7895 9020

On the Web
www.newscorp.com/investor/information_request.html

News Corporation has included as Exhibit 31.1 and 31.2 to its Annual Report on Form 10-K for fiscal year ended June 30, 2007 filed with the Securities and Exchange Commission certificates of News Corporation's Chief Executive Officer and Chief Financial Officer respectively certifying the quality of the Company's public disclosure. News Corporation's Chief Executive Officer intends to submit to the New York Stock Exchange ("NYSE") a certificate certifying that he is not aware of any violations by News Corporation of the NYSE corporate governance listing standards.

News Corporation Notice of Meeting
A separate Notice of Meeting and Proxy Statement for News Corporation's 2007 Annual Meeting of Stockholders accompany this Annual Report.

The interactive version of the News Corporation 2007 Annual Report can be found at: www.newscorp.com

Global Energy Initiative

News Corporation is committed to being carbon neutral by 2010. For fiscal 2006, News Corporation's carbon footprint was 641,150 metric tons of carbon dioxide equivalents. We will repeat our carbon footprint analysis annually, measuring our progress in reducing our greenhouse gas emissions and energy use.

For more information on News Corp.'s energy work, carbon footprint methodology and efforts to engage audiences, business partners and employees on the issue of climate change, please see http://www.newscorp.com/energy.


Middle East 3%
Europe 5%
North America 48%
Asia 7%
United Kingdom 11%
Australia 25%
ICF


Other 5%
Electricity 72%
Transport 23%
ICF

Stock Performance

The following graph compares the cumulative total return to stockholders of a $100 investment in the Company's Class A Common Stock and Class B Common Stock for the five-year period from June 30, 2002 through June 30, 2007, with a similar investment in the Standard & Poor's 500 Stock Index and the market value weighted returns of a Peer Group Index and assumes reinvestment of dividends. The Peer Group Index, which consists of media and entertainment companies that represent the Company's competitors in the industry, includes The Walt Disney Company, Time Warner Inc., CBS Corporation Class B common stock and Viacom Inc. Class B Common Stock (created on December 31, 2005 by the separation of the company formerly known as Viacom Inc. into two publicly held companies, CBS Corporation and Viacom Inc.).


$250
$200
$150
$100
NWS/A
NWS
S&P 500
Peer Group

	6/30/02	6/30/03	6/30/04	6/30/05	6/30/06	6/30/07
NWS/A	$100	$128	$169	$167	$200	$222
NWS	$100	$132	$155	$148	$179	$204
S&P 500	$100	$100	$119	$127	$138	$166
Peer Group	$100	$104	$107	$101	$109	$131


END

DESIGN: SUNDBERG & ASSOCIATES INC. PRINTING: HENNEGAN


Mixed Sources
FSC